UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2020

WPX Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-35322	45-1836028
(State or other jurisdiction of	(Commission File No.)	(IRS Employer Identification No.)
incorporation)

3500 One Williams Center

Tulsa, Oklahoma 74172-0172

(Address of principal executive office) (Zip Code)

Registrant’s telephone number, including area code:  855- 979-2012

Not Applicable

(Former names or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	WPX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On September 26, 2020, WPX Energy, Inc., a Delaware corporation (the “Company” or “WPX”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Devon Energy Corporation, a Delaware corporation (“Devon”), and East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Devon (“Merger Sub”), to effect a “merger-of-equals.” The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Devon.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.01 par value, of WPX (the “WPX Common Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.5165 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, $0.10 par value, of Devon (the “Devon Common Stock”). Cash will be paid in lieu of any fractional shares of Devon Common Stock that otherwise would have been issued to any WPX shareholder in the Merger. Any shares of WPX Common Stock held by Devon and its subsidiaries or WPX and its subsidiaries immediately prior to the Effective Time will be canceled and retired for no consideration and will cease to exist. Following the closing of the Merger, WPX’s existing stockholders and Devon’s existing stockholders will own approximately 43% and 57%, respectively, of the combined company.

The board of directors of WPX has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of, and are advisable to, the Company and its stockholders, (ii) approved and declared advisable (a) the Merger Agreement, the transactions contemplated thereby, including the Merger, and (b) the Support Agreement entered into between Devon and certain funds managed by EnCap Investments, L.P. (“EnCap”) and (iii) resolved to recommend that the WPX stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

WPX and Devon intend, for U.S. federal income tax purposes, that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, and (ii) the Merger Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Treatment of WPX Equity Awards

The Merger Agreement provides that, at the Effective Time:

(i)	each option to purchase WPX Common Stock (a “WPX Stock Option”) that is outstanding immediately prior to the Effective Time and that by its terms does not settle by reason of the closing of the Merger, will be converted into an option to purchase a number of shares of Devon Common Stock equal to the product (with the result rounded down to the nearest whole number) of (a) the number of shares of WPX Common Stock subject to each such WPX Stock Option immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of WPX Common Stock of such WPX Stock Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio;

(ii)	each WPX restricted stock unit that is outstanding immediately prior to the Effective Time and that by its terms does not settle by reason of the closing of the Merger will be converted into a number of restricted stock units with respect to Devon Common Stock (rounded to the nearest whole number) equal to the product of the number of shares of WPX Common Stock subject to the WPX restricted stock unit immediately prior to the Effective Time, multiplied by the Exchange Ratio; and

(iii)	each WPX restricted stock award that is outstanding immediately prior to the Effective Time and that by its terms does not vest by reason of the closing of the Merger will be converted into shares of Devon Common Stock based on the Exchange Ratio (rounded to the nearest whole number of shares) and assumed by Devon.

Immediately following the Effective Time, each converted stock option, restricted stock unit and restricted stock award otherwise shall continue to be governed by the same terms and conditions (including vesting, forfeiture and exercisability) as were applicable to the corresponding awards immediately prior to the Effective Time, except that any performance-based vesting condition that applied to a WPX restricted stock unit immediately prior to the Effective Time will be treated as having been attained based on actual results measured using the average five day closing price of WPX Common Stock ending on the day immediately preceding the closing date of the Merger, so that such converted restricted stock unit will remain solely subject to the time-based vesting requirements in effect for the award immediately prior to the Effective Time.

Governance

The Merger Agreement includes certain agreements between WPX and Devon related to the governance of the combined company. At the Effective Time, the board of directors of Devon will have 12 members, including (i) 7 directors designated by Devon, including the President and Chief Executive Officer of Devon as of immediately prior to the Effective Time (the “Devon Designees”), and (ii) 5 directors designated by WPX, including (a) one director designated pursuant to a Stockholders’ Agreement to be entered into at closing among Devon, EnCap and the other parties thereto and (b) the Chief Executive Officer of WPX as of immediately prior to the Effective Time (the “WPX Designees”).

At the Effective Time, (i) the President and Chief Executive Officer of Devon as of immediately prior to the Effective Time will be appointed to serve as the Executive Chairman of the combined company, (ii) the Chief Executive Officer of WPX as of immediately prior to the Effective Time will become the Chief Executive Officer of the combined company, (iii) the President and Chief Operating Officer and the Executive Vice President and General Counsel of WPX as of immediately prior to the Effective Time will become the Executive Vice President and Chief Operating Officer and the Executive Vice President and General Counsel, respectively, of the combined company, and (iv) one of the WPX Designees selected by Devon and WPX will be appointed as Lead Director of the Board of Directors of the combined company.

Conditions to the Merger

The completion of the Merger is subject to various customary closing conditions, including, among other things, (i) the receipt of certain approvals of the WPX stockholders and the Devon stockholders; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the effectiveness of the registration statement on Form S-4 that Devon is obligated to file with the Securities and Exchange Commission (“SEC”) in connection with the issuance of shares of Devon Common Stock in the Merger; (iv) the authorization for listing of shares of Devon Common Stock to be issued in the Merger on the New York Stock Exchange; (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects; and (vi) the absence of legal restraints prohibiting the Merger.

Termination Rights

The Merger Agreement contains certain termination rights for both WPX and Devon including, among others:

(i)	by either WPX or Devon, if the required approval of WPX’s stockholders contemplated by the Merger Agreement or the required approval of Devon’s stockholders contemplated by the Merger Agreement is not obtained;

(ii)	by either WPX or Devon, if the other party breaches or fails to perform any of its representations, warranties or covenants in the Merger Agreement that cannot be or is not cured in accordance with the terms of the Merger Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied;

(iii)	by either WPX or Devon if, at any time prior to the receipt of the other party’s stockholder approval, the other party’s board of directors, or any committee thereof (A) changes its recommendation with respect to the transactions contemplated by the Merger Agreement, (B) approves or adopts or recommends the approval or adoption of any alternative business combination proposal (an “Acquisition Proposal”) or the execution of a definitive agreement in connection with an Acquisition Proposal, (C) fails to include its recommendation in the joint proxy statement/prospectus (as defined below) or (D) resolves, agrees to, publicly proposes to or allows such party to publicly propose to take any of the actions described in the foregoing clauses (A)-(C);

(iv)	by either WPX or Devon if, at any time prior to the other party’s stockholder approval, the other party materially breaches the non-solicitation covenant, unless (A) such material breach is the result of an isolated action by a person that is a representative of the breaching party, (B) the breaching party uses reasonable best efforts to remedy such material breach and (C) the non-breaching party is not significantly harmed as a result thereof; and

(v)	by either WPX or Devon, if the Merger has not closed by March 26, 2021.

If the Merger Agreement is terminated in accordance with the provision described in clause (iii) or (iv), the non-terminating party shall be required to pay the terminating party $75,000,000 (the “Termination Fee”). If the Merger Agreement is terminated (1) in accordance with the provision described in clause (i), (ii) or (v), then (x) if the Merger Agreement was terminated due to the failure to obtain the required approval of WPX’s stockholders or WPX’s breach and WPX enters into an agreement providing for or otherwise consummating an Acquisition Proposal, or (y) if the Merger Agreement was terminated due to the failure to obtain the required approval of Devon’s stockholders or Devon’s breach and Devon enters into an agreement providing for, or otherwise consummates, an Acquisition Proposal, in either case, within 9 months of termination of the Merger Agreement, such party shall be required to pay the Termination Fee, if prior to such party’s stockholder meeting an Acquisition Proposal for such party is publicly proposed or disclosed after the date of the Merger Agreement or, (2) in the case of clause (v), and at the time of termination, the breaching party’s stockholder approval is not obtained and the non-breaching party would have been permitted to terminate the Merger Agreement due to breaching party’s (A) board of directors changing its recommendation or (B) material breach of the non-solicitation covenant, the breach party shall be required to pay the Termination Tee. If the Merger Agreement is terminated by either party in accordance with the provision described in clause (i), then the party whose stockholders have not approved the Merger Agreement shall be required to pay the other party up to $20,000,000 for reasonable and documented fees and expenses incurred in connection with the Merger. The amount of any such expense reimbursement payment shall be deducted from any Termination Fee that is or becomes payable.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligation of each of WPX and Devon (i) to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of the other party, (ii) not to solicit Acquisition Proposals and (iii) to comply with certain procedural requirements with respect to unsolicited Acquisition Proposals.

Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain funds managed by EnCap entered into a voting and support agreement (the “Support Agreement”) with Devon to vote all shares of WPX Common Stock beneficially owned by such funds (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal with respect to the Company and (iii) against any amendment to WPX’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or the Merger Agreement or change the voting rights of any outstanding shares of WPX Common Stock. As of September 26, 2020, EnCap is the beneficial owner of approximately 27% of the outstanding shares of WPX Common Stock.

The foregoing description of the Merger Agreement and the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto, and the full text of the Support Agreement, a copy of which is filed as Exhibit 10.1 hereto, both of which are incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included in this Current Report on Form 8-K to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about WPX, Devon or their respective subsidiaries or affiliates. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by matters disclosed in certain of WPX’s and Devon’s filings with the SEC prior to the date of the Merger Agreement and by information in confidential disclosure letters provided by each of WPX and Devon to the other in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. The representations, warranties and covenants are also subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between WPX and Devon rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about WPX, Devon or their respective subsidiaries or affiliates. Accordingly, the Merger Agreement should not be read in isolation, but should instead be read in conjunction with other information regarding WPX, Devon or their respective subsidiaries or affiliates that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents that they file or furnish with the SEC.

Item 5.02              Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On September 26, 2020, the board of directors of WPX approved amendments to the Change in Control Severance Agreements with each of its named executive officers (other than the Chief Executive Officer) to provide for a cash severance payment in the event of a termination without cause or for good reason equal to three (3) times the sum of (A) such executive’s base salary plus (B) the executive officer’s average annual bonus with respect to the three (3) most recent fiscal years preceding a qualifying termination of such executive officer’s employment (the “Amendments”). The Amendments will become effective as of the Effective Time. If the Merger Agreement is terminated without the Effective Time occurring, then the Amendments will be void and of no effect.

Item 7.01	Regulation FD Disclosure.

On September 28, 2020, WPX and Devon issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement and the entry into the foregoing transactions. A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

On September 28, 2020, WPX and Devon will host a joint conference call with their respective investors. A copy of the presentation that will be discussed on such call is included as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibits 99.3 and 99.4 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

In connection with the announcement of the Merger, the Company sent certain written communications to its employees and officers, which are filed as Exhibits 99.3 and 99.4 hereto.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon and WPX, Devon will file with the SEC a registration statement on Form S-4 to register the shares of Devon Common Stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

Communications in this Current Report on Form 8-K are not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this Current Report on Form 8-K that address activities, events or developments that WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond WPX’s control. Consequently, actual future results could differ materially from WPX’s expectations due to a number of factors, including, but not limited to: the risk that WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on WPX’s or Devon’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that WPX or Devon may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in WPX’s and Devon’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to WPX’s and Devon’s indebtedness; risks related to WPX’s and Devon’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; WPX’s and Devon’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses WPX or Devon may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to WPX’s and Devon’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and WPX’s and Devon’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. WPX’s and Devon’s future actual results could differ materially from the forward-looking statements in this Current Report on Form 8-K due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting WPX’s and Devon’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in WPX’s and Devon’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this Current Report on Form 8-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of WPX or Devon for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of WPX or Devon, as applicable. WPX does not give any assurance (1) that either WPX or Devon will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning WPX or the Proposed Transaction, the combined company or other matters and attributable to WPX or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. WPX assumes no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
2.1*	Merger Agreement, dated as of September 26, 2020, by and among Devon, East Merger Sub, Inc. and WPX.
10.1	Support Agreement, dated as of September 26, 2020, by and between Devon and EnCap.
99.1	Joint Press Release, dated as of September 28, 2020, announcing the execution of the Merger Agreement.
99.2	Investor Presentation, dated September 28, 2020.
99.3	Memorandum from WPX Chief Executive Officer to Employees, dated September 28, 2020.
99.4	Transaction Q&A distributed to WPX employees on September 28, 2020.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2020	WPX ENERGY, INC.

	By:	/s/ Stephen E. Brilz
Name: Stephen E. Brilz
Title: Vice President and Secretary

Exhibit 2.1

EXECUTION VERSION

Agreement and Plan of Merger By and Among DEVON ENERGY CORPORATION, EAST MERGER SUB, INC. and WPX ENERGY, INC.

September 26, 2020

TABLE OF CONTENTS

ARTICLE V ADDITIONAL COVENANTS OF THE PARTIES
Section 5.1	Investigation	64
Section 5.2	Registration Statement and Proxy Statement for Stockholder Approval	65
Section 5.3	Stockholders Meetings	65
Section 5.4	Non-Solicitation	66
Section 5.5	Consummation of the Merger; Additional Agreements	71
Section 5.6	East Equity Awards	73
Section 5.7	Employee and Labor Matters	74
Section 5.8	Indemnification of Officers and Directors	77
Section 5.9	Public Disclosure	79
Section 5.10	NYSE Listing of Additional Shares; Delisting	79
Section 5.11	Takeover Laws	80
Section 5.12	Section 16.	80
Section 5.13	Notice of Changes	80
Section 5.14	Tax Matters	80
Section 5.15	Treatment of Existing Indebtedness	81
Section 5.16	Shareholder Litigation	82
Section 5.17	Cooperation	83
Section 5.18	Governance.	83
Section 5.19	Corporate Governance Policy	83
Section 5.20	Charitable Contributions	84
Section 5.21	New Felix Agreements	84

ARTICLE VI CONDITIONS TO THE MERGER
Section 6.1	Conditions to Each Party’s Obligation	84
Section 6.2	Additional Conditions to Central’s and Merger Sub’s Obligations	85
Section 6.3	Additional Conditions to East’s Obligations	85

ARTICLE VII TERMINATION
Section 7.1	Termination	86
Section 7.2	Effect of Termination	88
Section 7.3	Expenses; Termination Fees	88

ARTICLE VIII MISCELLANEOUS PROVISIONS
Section 8.1	Amendment	82

EXHIBITS

Exhibit A	Form of Support Agreement
Exhibit B	Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit C	Amended and Restated Bylaws of the Surviving Corporation
Exhibit D	Corporate Governance Policy
Exhibit E	New Felix Registration Rights Agreement
Exhibit F	New Felix Stockholders’ Agreement
Exhibit G	Form of East Officer’s Certificate
Exhibit H	Form of Central Officer’s Certificate

ANNEXES

Annex I	Index of Defined Terms

v

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on September 26, 2020, by and among Devon Energy Corporation, a Delaware corporation (“Central”), East Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct, Subsidiary of Central (“Merger Sub”) and WPX Energy, Inc., a Delaware corporation (“East”).

Recitals

WHEREAS, Central, Merger Sub and East intend to effect a merger (the “Merger”) of Merger Sub with and into East in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of East (the “East Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, East and the holders of East Common Stock (the “East Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Support Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the East Stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (iii), the “East Recommendation”);

WHEREAS, the Board of Directors of Central (the “Central Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Central and its stockholders (the “Central Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Support Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the Central Stockholders approve the issuance of shares of Central Common Stock in connection with the Merger (the “Stock Issuance”) (the recommendation referred to in this clause (iii), the “Central Recommendation”);

WHEREAS, (i) the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) Central, or another wholly-owned Subsidiary of Central which is the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, in order to induce Central to enter into this Agreement, funds managed by EnCap Investments, L.P. are contemporaneously entering into a Support Agreement (the “Support Agreement”), of even date herewith, with Central, in the form of Exhibit A attached hereto;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and

WHEREAS, Central, Merger Sub and East desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1            Merger of Merger Sub into East. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into East, and the separate corporate existence of Merger Sub shall cease, and East shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned, direct, Subsidiary of Central.

Section 1.2            Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. At the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of East and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of East and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.3            Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana Street, Suite 6800, Houston, Texas 77002 on a date to be mutually agreed upon by Central and East (the “Closing Date”), which date shall be no later than the second Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Central and East shall mutually agree. Immediately following the Closing, East and Central shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon such filing and acceptance of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Central and East and as set forth in the Certificate of Merger (the “Effective Time”).

Section 1.4            Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)          At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated pursuant to the Merger in its entirety as set forth on Exhibit B, until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

(b)          The name of the Surviving Corporation immediately after the Effective Time shall be “East.”

(c)          At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in their entirety as set forth on Exhibit C (except that the name of the Surviving Corporation shall be reflected as “East”) until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

Section 1.5            Directors and Officers of the Surviving Corporation.

(a)          Subject to applicable Law, the parties shall take all actions necessary such that the persons who are the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and such initial directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b)          The parties shall take all action necessary such that the officers of East immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.6            Effect on Capital Stock.

(a)           At the Effective Time, by virtue of the Merger and without any further action on the part of Central, Merger Sub, East or any holder of capital stock thereof:

(i)                 each share of common stock, $0.01 par value, of East (the “East Common Stock”) held immediately prior to the Effective Time by Central, Merger Sub or any of Central’s other Subsidiaries (together with Merger Sub, the “Central Subsidiaries”), or by East or any of East’s Subsidiaries (the “East Subsidiaries”) (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)               subject to Section 1.6(b) and Section 1.6(c), each share of East Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Central 0.5165 fully paid and nonassessable shares of common stock, $0.10 par value, of Central (the “Central Common Stock”).

The number of shares of Central Common Stock into which each share of East Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)), is referred to as the “Exchange Ratio.” The aggregate number of shares of Central Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash to be paid in lieu of any fractional shares of Central Common Stock in accordance with Section 1.6(c), is referred to as the “Merger Consideration.”

(b)          Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of East Common Stock or Central Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.

(c)           No fractional shares of Central Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Central Common Stock. Any holder of East Common Stock who would otherwise be entitled to receive a fraction of a share of Central Common Stock pursuant to the Merger (after taking into account all shares of East Common Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s East Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.8(f).

(d)          At the Effective Time, by virtue of the Merger and without any action on the part of Central, Merger Sub, East or any holder of capital stock thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 1.7            Closing of East’s Transfer Books.

(a)           At the Effective Time: (a) all shares of East Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and (i) each certificate (an “East Stock Certificate”) formerly representing any share of East Common Stock (other than an Excluded Share) and (ii) each Book-Entry Common Share formerly representing any share of East Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Central Common Stock (and cash in lieu of any fractional share of Central Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of East Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of East; and (b) the stock transfer books of East shall be closed with respect to all shares of East Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of East Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid East Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Central, such East Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.

Section 1.8            Exchange Fund; Exchange of Certificates.

(a)           Prior to the Closing Date, Central and East shall mutually select a bank or trust company, which may be the transfer agent for the Central Common Stock, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Central shall enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Central shall deposit with the Exchange Agent all of the shares of Central Common Stock to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.8(f). The shares of Central Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Central Excess Shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.”

(b)          As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Central shall cause the Exchange Agent to mail to the record holders of East Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Central and East may reasonably specify (including a provision confirming that delivery of East Stock Certificates shall be effected, and risk of loss and title to East Stock Certificates shall pass, only upon delivery of such East Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of East Stock Certificates in exchange for Central Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of East Common Stock represented by such East Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.8(c). Upon surrender of an East Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Central, (A) the holder of such East Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Central Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Central Common Stock) as well as any dividends or distributions to be paid pursuant to Section 1.8(c), and (B) the East Stock Certificate so surrendered shall be immediately canceled.

(c)          No dividends or other distributions declared with respect to the Central Common Stock shall be paid to the holder of any unsurrendered East Stock Certificate until the holder thereof shall surrender such East Stock Certificate in accordance with this Article I. After the surrender of an East Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Central Common Stock which the shares of East Common Stock represented by such East Stock Certificate have been converted into the right to receive.

(d)          Until surrendered as contemplated by this Section 1.8, each East Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Central Common Stock (and cash in lieu of any fractional share of Central Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Central Common Stock the record date for which is after the Effective Time.

(e)           In the event of a transfer of ownership of shares of East Common Stock that is not registered in the transfer records of East, shares in book-entry form representing the proper number of shares of Central Common Stock may be issued to a Person other than the Person in whose name such East Stock Certificate so surrendered is registered if such East Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Central Common Stock to a Person other than the registered holder of such East Stock Certificate or establish to the satisfaction of Central that such Taxes have been paid or are not applicable. If any East Stock Certificate shall have been lost, stolen or destroyed, Central may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Central Common Stock require the owner of such lost, stolen or destroyed East Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Central may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Central or the Surviving Corporation with respect to such East Stock Certificate.

(f)

(i)                 As promptly as practicable following the Effective Time, the Exchange Agent shall (A) determine the number of whole shares of Central Common Stock and the number of fractional shares of Central Common Stock that each holder of East Common Stock is entitled to receive in connection with the consummation of the Merger and (B) aggregate all such fractional shares of Central Common Stock that would, except as provided in Section 1.6(c), be issued to the holders of East Common Stock, rounding up to the nearest whole number (the “Central Excess Shares”), and the Exchange Agent shall, on behalf of former stockholders of East, sell the Central Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in the manner provided in Section 1.8(f)(ii).

(ii)                The sale of the Central Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Central Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of East Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “East Common Stock Trust”). Central shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of East Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Central Excess Shares. The Exchange Agent shall determine the portion of the East Common Stock Trust to which each former holder of East Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the East Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of East Common Stock is entitled (after taking into account all shares of East Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of East Common Stock are entitled.

(iii)               As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of East Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.8.

(g)          Any portion of the Exchange Fund that remains undistributed to stockholders of East as of the date six (6) months after the Effective Time shall be delivered to Central upon demand, and any holders of East Stock Certificates who have not theretofore surrendered their East Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with Section 1.9 shall thereafter look only to Central for satisfaction of their claims for Central Common Stock, cash in lieu of fractional shares of Central Common Stock and any dividends or distributions with respect to Central Common Stock subject to applicable abandoned property law, escheat laws or similar Laws.

(h)          Each of the Exchange Agent, Central and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax Law or under any other applicable Law; provided that the parties hereto agree that the consideration payable or deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury regulations promulgated thereunder. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)            Neither Central nor the Surviving Corporation shall be liable to any holder or former holder of East Common Stock or to any other Person with respect to any share of East Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any East Stock Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Central Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Central Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such East Stock Certificate shall, to the extent permitted by applicable Law, become the property of Central, free and clear of all claims or interest of any Person previously entitled thereto.

(j)           No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of East Common Stock.

Section 1.9            Book-Entry Common Shares.

(a)           Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Central and East shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of East Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Central Common Stock in accordance with Section 1.6(c), if any) and any other dividends or distributions that DTC has the right to receive pursuant to this Article I and cancel such Book-Entry Common Shares.

(b)          Subject to applicable provisions of Section 1.8, Central, without any action on the part of any holder, will cause the Exchange Agent to (a) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC that number of book-entry whole shares of Central Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (b) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to Section 1.6(c) and any other dividends or distributions such holder has the right to receive pursuant to this Article I. Central will also cause the Exchange Agent to mail to each such holder materials (in a form to be reasonably agreed by Central and East prior to the Effective Time) advising the holder of the effectiveness of the Merger and the conversion of the holder’s Book-Entry Common Shares pursuant to the Merger.

Section 1.10         No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 1.11          Further Action. If, at any time after the Effective Time, any further action is determined by Central to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and East, the officers and directors of the Surviving Corporation and Central shall be fully authorized (in the name of Merger Sub, in the name of East and otherwise) to take such action.

Section 1.12         Post-Merger Operations; Transition Committee. The parties shall create a special transition committee (the “Transition Committee”) that shall be co-chaired by the Chief Executive Officer of Central and the Chief Executive Officer of East and shall be composed of such chief executive officers and two other designees of Central and two other designees of East. After the date hereof and prior to the Effective Time, the Transition Committee shall examine various alternatives regarding the manner in which to best organize and manage the business of Central after the Effective Time, subject to applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF EAST

Except as disclosed in (a) the East SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by East to Central and Merger Sub prior to the execution and delivery of this Agreement (the “East Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), East represents and warrants to Central and Merger Sub as follows:

Section 2.1            Due Organization; Subsidiaries.

(a)               East is duly organized, validly existing and in good standing under the Laws of the State of Delaware. East has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. East is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(b)               Each of the East Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. Each of the East Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. Each of the East Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(c)               East has delivered or made available to Central accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of East and each East Subsidiary that constitutes a “significant subsidiary” of East as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “East Organizational Documents”).

(d)               Section 2.1(d) of the East Disclosure Letter sets forth East’s and any of East Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of East. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of East, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable East Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by East, by one or more Subsidiaries of East or by East and one or more of the East Subsidiaries, in each case free and clear of all Encumbrances.

Section 2.2            Authority; Binding Nature of Agreement.

(a)           East has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of East Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by East and the consummation by East of the Merger and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of East (other than, with respect to the Merger, the receipt of East Stockholder Approval).

(b)          The East Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, East and the East Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) approved and declared advisable the Support Agreement and the transactions contemplated thereby and (iv) resolved to make the East Recommendation. Except in connection with an East Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the East Board have not been rescinded, modified or withdrawn in any way.

(c)          This Agreement has been duly executed and delivered by East and, assuming the due execution and delivery of this Agreement by Central and Merger Sub, constitutes the legal, valid and binding obligation of East, enforceable against East in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

Section 2.3            Vote Required. The affirmative vote of the holders of a majority of the shares of East Common Stock outstanding on the record date for the East Stockholders’ Meeting (the “East Stockholder Approval”) is the only vote of the holders of any class or series of East’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Merger and the other transactions contemplated by this Agreement as set forth herein.

Section 2.4            Capitalization.

(a)           The authorized capital stock of East consists of 2,000,000,000 shares of East Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“East Preferred Stock”).  As of September 23, 2020, (i) 561,019,806 shares of East Common Stock are issued and outstanding, which such number does not include the shares subject to outstanding East RSAs, (ii) 1,864,613 shares are subject to outstanding East RSAs, (iii) no shares of East Common Stock are held in East’s treasury, (iv) no shares of East Common Stock are held by any of the East Subsidiaries, (v) 10,618,155 shares of East Common Stock are issuable pursuant to stock incentive plans of East (“East Stock Plans”), which includes: 558,528 shares are issuable in respect of East Stock Options, 6,199,607 shares of East Common Stock are issuable in respect of East RSUs (as applicable, assuming a target level of achievement under performance awards), and 3,860,020 shares of East Common Stock are reserved for the grant of additional awards under East Stock Plans and (vi) no shares of East Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of East have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of East Common Stock which may be issued pursuant to the exercise or vesting of East RSUs and East Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of this Section 2.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of East and there are no outstanding stock appreciation rights with respect to the capital stock of East. Other than East Common Stock and East Preferred Stock, there are no other authorized classes of capital stock of East.

(b)          Other than the Support Agreement and the Felix Stockholders’ Agreement, there are no voting trusts or other agreements or understandings to which East, any of the East Subsidiaries or, to the Knowledge of East, any of their respective executive officers or directors is a party with respect to the voting of East Common Stock or the capital stock or other equity interests of any of the East Subsidiaries.

(c)           Other than the East RSUs and the East Stock Options, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which East or any of the East Subsidiaries is a party obligating East or any of the East Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of East or any of the East Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the East Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which East or any of the East Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of East or any of the East Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements. Each East Stock Option issued with respect to East Common Stock was granted with a per-share exercise price not less than the fair market value of a share of East Common Stock on the date of grant.

(d)          Section 2.4(d) of the East Disclosure Letter (i) lists each of the East Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the East Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the East Subsidiaries that are direct or indirect wholly-owned Subsidiaries of East (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable East Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by East, by one or more of the East Subsidiaries or by East and one or more of the East Subsidiaries, in each case free and clear of all Encumbrances.

(e)           There are no outstanding bonds, debentures, notes or other Indebtedness of East or any of the East Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of East or any of the East Subsidiaries may vote.

Section 2.5            Governmental Filings; No Violations.

(a)          Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to East or any of the East Subsidiaries in connection with the execution and delivery of this Agreement, the performance by East of its obligations under this Agreement and the consummation by East of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(b)          The execution and delivery of this Agreement by East does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the East Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the East Stockholder Approval, violate or conflict with any Laws or any Order applicable to East or any of the East Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the East Disclosure Letter, the termination of the East Credit Agreement and the termination of the East Loan Agreement, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of East or any of the East Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which East or any of the East Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of East or any of the East Subsidiaries (including Central and the Central Subsidiaries following the Merger) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

Section 2.6            SEC Filings; Financial Statements.

(a)          All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by East or any of the East Subsidiaries since January 1, 2019 (the “East SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the East SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the East SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including related notes, if any) contained in the East SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of East and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of East and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “East Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of East and its consolidated Subsidiaries as of December 31, 2019 (the “East Balance Sheet Date”) set forth in East’s Annual Report on Form 10-K filed with the SEC on February 28, 2020.

(c)          East maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. East’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by East is recorded and reported on a timely basis to the individuals responsible for the preparation of East’s filings with the SEC and other public disclosure documents. East maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). East’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of East, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of East are being made only in accordance with authorizations of management and directors of East and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of East’s assets that could have a material effect on its financial statements. East has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to East’s auditors and the audit committee of the East Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect East’s ability to record, process, summarize and report financial information and has identified for East’s auditors and the audit committee of the East Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in East’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any East SEC Document has been so disclosed.

(d)          Since the East Balance Sheet Date, neither East nor any of the East Subsidiaries nor, to the Knowledge of East, any director, officer, employee, auditor, accountant or representative of East or any of the East Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of East or any of the East Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that East or any of the East Subsidiaries has engaged in questionable accounting or auditing practices.

(e)               Section 2.6(e) of the East Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by East or any of the East Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by East and the East Subsidiaries (collectively, the “East Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the East Disclosure Letter identifies any such counterparty as to which, to the Knowledge of East, East or any of the East Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. East and each of the East Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of East, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2019, there have been no material violations of the East Risk Policies.

Section 2.7            Felix Financial Statements. To the Knowledge of East, (a) Felix’s audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the three fiscal years in the period ended December 31, 2019, including the notes thereto (the “Felix Financial Statements”), set forth in East’s Current Report on Form 8-K/A, filed with the SEC on March 12, 2020 (the “East March 20 8-K/A”) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Felix’s independent auditors) and (b) the Felix Financial Statements fairly present in all material respects the consolidated financial position of Felix and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Felix and its consolidated Subsidiaries for the periods covered thereby.

Section 2.8            Absence of Changes. Since the East Balance Sheet Date, (a) as of the date of this Agreement, East and the East Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the coronavirus disease of 2019 (“COVID-19”) pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect (provided, that for purposes of this Section 2.8(a) only, the exceptions to the East Material Adverse Effect definition set forth in clauses (1) and (5) thereof shall not apply), and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

Section 2.9           Absence of Undisclosed Liabilities. Since the East Balance Sheet Date, neither East nor any of the East Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in East’s consolidated balance sheets (or the notes thereto) included in the East SEC Documents, (b) liabilities that have been incurred by East or any of the East Subsidiaries since the East Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. Neither East nor any of the East Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among East and any of the East Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, East or any of the East Subsidiaries, in East’s consolidated financial statements or the East SEC Documents.

Section 2.10          Compliance with Laws; Regulation.

(a)           Each of East and the East Subsidiaries and, with respect to any Oil and Gas Properties of East and the East Subsidiaries that are operated by third parties, to the Knowledge of East, such third parties, are and, since December 31, 2017, have been conducting the businesses and operations of East and the East Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 2.12, (ii) Environmental Laws, which is covered solely by Section 2.14 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 2.27), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. Since December 31, 2017, neither East nor any of the East Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(b)          Each of East and the East Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.14) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “East Permits”), and all such East Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by East of any of the East Permits is pending or, to the Knowledge of East, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the East Permits would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. East and the East Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the East Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(c)          (i) Each of East and the East Subsidiaries and, to the Knowledge of East, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) East is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 2.11          Material Contracts.

(a)          All Contracts, including amendments thereto, required to be filed as an exhibit to any report of East filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b)          Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 2.11(b) of the East Disclosure Letter sets forth a correct and complete list, and East has made available to Central correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which East or any of the East Subsidiaries is a party or bound as of the date hereof:

(i)                 each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of East or any of its Affiliates (including Central and the Central Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii)                each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $50,000,000 or (B) other Indebtedness of East or any of the East Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, other than agreements solely between or among East and the East Subsidiaries;

(iii)               each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $25,000,000 or aggregate payments in excess of $50,000,000 that are not terminable without penalty or other liability to East or any of the East Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(iv)               each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of East and the East Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from East or any East Subsidiary exceeds $50,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(v)                each Contract for any Derivative Product;

(vi)              each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among East and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of East or any of the East Subsidiaries;

(vii)             each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring East or any of the East Subsidiaries to make annual expenditures in excess of $25,000,000 or aggregate payments in excess of $60,000,000 (in each case, net to the interest of East and the East Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii)            each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which East or any of the East Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of East and the East Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of East or any of the East Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of East or any of the East Subsidiaries;

(ix)               any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the East Reserve Report or the Felix Reserve Report, as applicable or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $15,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $30,000,000 in the aggregate after the date hereof;

(x)                any Contract (other than any other Contract otherwise covered by this Section 2.11(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of East or any of the East Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $25,000,000 or aggregate payments in excess of $50,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of East or any of the East Subsidiaries), or creates or would create an Encumbrance on any material asset or property of East or any of the East Subsidiaries (other than Permitted Encumbrances);

(xi)               any Contract that (A) provides for midstream services to, or the sale by, East or any of the East Subsidiaries of Hydrocarbons (1) in excess of 15,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years and (B) has a remaining term of greater than ninety (90) days and does not allow East or the East Subsidiaries to terminate it without penalty to East or the East Subsidiaries within ninety (90) days;

(xii)              any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from East or any East Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $10,000,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $20,000,000 during the two (2)-year period following the date of this Agreement;

(xiii)             any Labor Agreement;

(xiv)             any Contract (other than Oil and Gas Leases) pursuant to which East or any of the East Subsidiaries has paid amounts associated with any Production Burden in excess of $25,000,000 during the immediately preceding fiscal year or with respect to which East reasonably expects that it and the East Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $25,000,000 annually or $50,000,000 in the aggregate;

(xv)              any Contract which is between East or any of the East Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of East’s capital stock (or any affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $120,000, other than compensation arrangements with the directors on the East Board in their capacity as such; or

(xvi)             each Contract or East Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c)           The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “East Material Contracts.”

(d)          Each East Material Contract is valid and binding on East or the East Subsidiary party thereto, as the case may be, and, to the Knowledge of East, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e)          Neither East nor any of the East Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of East, no other party to any East Material Contract is in breach of, or default under the terms of, any East Material Contract, nor is any event of default (or similar term) continuing under any East Material Contract, and, to the Knowledge of East, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any East Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

Section 2.12          Tax Matters.

(a)           Except as would not have, individually or in the aggregate, an East Material Adverse Effect:

(i)                 all Tax Returns required to be filed by East or any of the East Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all respects;

(ii)                all Tax Returns required to be filed by East or any of the East Subsidiaries after the date hereof and prior to the Closing will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all respects;

(iii)               East and each of the East Subsidiaries has timely paid or withheld, or will timely pay or withhold, all Taxes required to be paid or withheld by it prior to the Closing;

(iv)               no deficiency for Taxes has been proposed, assessed or asserted in writing against East or any of the East Subsidiaries;

(v)                the East Balance Sheet reflects an adequate reserve in accordance with GAAP for all Taxes payable by East and the East Subsidiaries for all taxable periods (and portions thereof) through the East Balance Sheet Date;

(vi)              none of the East Subsidiaries (A) have been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which East was the common parent) or (B) have any material liability for the Taxes of any Person (other than East or any of the East Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor by Contract (other than (x) any commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by East or any of the East Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by East or any of the East Subsidiaries in the ordinary course of business and (z) commercially reasonable credit or other commercial agreements, the primary purposes of which do not relate to Taxes, that contain customary indemnifications for Taxes) or otherwise;

(vii)              no Taxes of East or any of the East Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings pending or proposed in writing, against East or any of the East Subsidiaries in respect of Taxes;

(viii)             neither East nor any of the East Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(ix)               there are no Encumbrances for Taxes on any of the assets of East or any of the East Subsidiaries other than Permitted Encumbrances; and

(x)                neither East nor any of the East Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b)          Neither East nor any of the East Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c)           Neither East nor any of the East Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(d)          No power of attorney with respect to any material Taxes of East or any of the East Subsidiaries has been filed or entered into with any Taxing Authority that remains in effect.

(e)           At the Effective Time, neither East nor any of the East Subsidiaries will be a party to, have any obligation under, or be bound by any material Tax allocation, Tax sharing, Tax indemnity or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person (other than East or any of the East Subsidiaries) after the Effective Time (other than any (x) commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by East or any of the East Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by East or any of the East Subsidiaries in the ordinary course of business and (z) other commercially reasonable credit or other commercial agreements, the primary purposes of which do not related to Taxes, that contain customary indemnifications for Taxes).

(f)           Neither East nor any of the East Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(g)          After reasonable diligence, neither East nor any of the East Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h)          No East Subsidiary is a non-United States corporation.

Section 2.13              Employee and Labor Matters; Benefit Plans.

(a)               Section 2.13(a) of the East Disclosure Letter lists as of the date of this Agreement (i) all material employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all material employee welfare benefit plans (as defined in Section 3(1) of ERISA), (iii) all other material pension, bonus, commission, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or retiree plans, programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, arrangements or policies and (iv) any material employment, executive compensation, change in control or severance plans, programs, Contracts, arrangements or policies, in each case, that is sponsored or maintained by East or any of the East Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with East or any of the East Subsidiaries within the meaning of Section 4001(b) of ERISA (each, an “East ERISA Affiliate”) for the benefit of, or relating to, any former or current employee, officer or director of East or any of the East Subsidiaries or as to which East or any East ERISA Affiliate has any material liability (all such plans, programs, Contracts or policies as described in this Section 2.13(a), whether or not material, shall be collectively referred to as the “East Benefit Plans”). East has made available to Central, true and complete copies of (i) the current plan document for each written material East Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each East Benefit Plan required to make such a filing, (iii) the most recent actuarial valuation for each East Benefit Plan for which such a valuation was prepared and (iv) the most recent favorable determination letter issued for each East Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(b)               Except as set forth on Section 2.13(a) of the East Disclosure Letter: (i) none of the East Benefit Plans promises or provides post-termination or retiree medical or life insurance benefits to any former or current employee of East or any of the East Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other state Law); (ii) none of the East Benefit Plans are, or within the past six plan years have been, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) all of the East Benefit Plans have been established, operated, funded and maintained in all material respects in compliance with their terms and all applicable Laws, including ERISA and the Code; (iv) each East Benefit Plan subject to Section 409A of the Code has been maintained in substantial compliance with such provision; (v) each East Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of East, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan; (vi) no liability under Title IV of ERISA has been incurred by East, any of the East Subsidiaries, or any East ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by East, any of the East Subsidiaries, or any East ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no East Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) all material contributions required to be made with respect to any East Benefit Plan on or before the date hereof have been made; (vii) there are no pending or, to the Knowledge of East, threatened claims by or on behalf of any of the East Benefit Plans or otherwise relating to any East Benefit Plan (other than routine claims for benefits); and (viii) no East Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States.

(c)               Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of East or any of the East Subsidiaries; or (ii) cause or result in an increase in the liabilities of East, Central, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of East or any of the East Subsidiaries.

(d)               No East Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e)               Neither East or any of the East Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any labor agreements, collective bargaining agreements and any other labor-related agreements or arrangements with any union or other labor organization (collectively, “Labor Agreements”). Neither East nor any of the East Subsidiaries has any unions, employee representative bodies or other labor organizations which, to the Knowledge of East, represent any employees of East or any of the East Subsidiaries.

(f)                There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of East, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting East or any of the East Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of East, threatened Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to East, any of the East Subsidiaries or any East Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(g)               To the Knowledge of East, the relations between East and the East Subsidiaries, on the one hand, and each of their respective employees and the unions, employee representative bodies or other labor organizations representing any such employees, on the other hand, are satisfactory.

(h)               To the Knowledge of East, no current or former employee of East or any of the East Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labor Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by East or any of the East Subsidiaries.

(i)                 To the Knowledge of East, none of East’s or the East Subsidiaries’ employment, labor, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of East or any of the East Subsidiaries are currently being audited or investigated by any Governmental Entity.

(j)                 Neither East nor any of the East Subsidiaries has any employees employed outside of the United States.

(k)               None of East or any of the East Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of East or any of the East Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of East or any of the East Subsidiaries at the level of Senior Vice President or above. To the Knowledge of East, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of East or any of the East Subsidiaries at a level of Senior Vice President or above.

(l)                 To the Knowledge of East, each individual who is currently providing services to East or any of the East Subsidiaries, or who previously provided services to East or any of the East Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by East or the East Subsidiaries. Each individual who is currently providing services to East or any of the East Subsidiaries through a third-party service provider, or who previously provided services to East or any of the East Subsidiaries through a third-party service provider, is not or was not an employee of East or any of the East Subsidiaries. None of East or any of the East Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(m)             East and the East Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2020, through the date hereof. East and the East Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months. East and the East Subsidiaries, taken as a whole, have sufficient employees to operate the East business as currently conducted and consistent with past practice.

(n)               Neither East nor any of the East Subsidiaries has applied for a loan under 15 U.S.C. 636(a)(36) (a “PPP Loan”). East and the East Subsidiaries have complied in all material respects as applicable with the requirements of (i) the Families First Coronavirus Response Act (the “FFCRA”), (ii) any applicable federal, state or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Section 2.14              Environmental Matters.

(a)               Since December 31, 2015, each of East and the East Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by East and the East Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. East and the East Subsidiaries have not received any written communication from a Governmental Entity alleging that East and the East Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of East, there are no past or present activities, conditions or circumstances that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, an East Material Adverse Effect.

(b)               There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against East or any of the East Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(c)               There is no Environmental Claim pending or, to the Knowledge of East, threatened against East or any of the East Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

Section 2.15              Reserve Reports.

(a)               The factual, non-interpretive data relating to the Oil and Gas Properties of East and the East Subsidiaries on which (i) East’s estimate of the proved Hydrocarbon reserves of East and the East Subsidiaries with respect to the Oil and Gas Properties of East and the East Subsidiaries as of December 31, 2019, referred to in East’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “East Reserve Report”), and (ii) the report of Netherland, Sewell & Associates, Inc. (“NSAI”) regarding its independent audit, as of December 31, 2019, of certain of the proved Hydrocarbon reserves of East and the East Subsidiaries referred to in East’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “East NSAI Audit Report”) were based was complete and accurate at the time such data was used by East in the preparation of the East Reserve Report and provided to NSAI for use in the East NSAI Audit Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, an East Material Adverse Effect. To the Knowledge of East, there are no material errors in the assumptions and estimates used by East and the East Subsidiaries in connection with the preparation of the East Reserve Report or by NSAI in connection with the preparation of the East NSAI Audit Report. The proved Hydrocarbon reserve estimates of East and the East Subsidiaries set forth in the East Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of East and the East Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the East Reserve Report that would be reasonably expected to have, individually or in the aggregate, an East Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by East and the East Subsidiaries in connection with the preparation of the East Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to NSAI in connection with the preparation of the East NSAI Audit Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

(b)               The factual, non-interpretive data supplied by Felix to NSAI relating to the interests of Felix and its Subsidiaries on which NSAI’s estimate of the proved Hydrocarbon reserves of Felix and its Subsidiaries with respect to the Oil and Gas Properties of Felix and its Subsidiaries as of December 31, 2019, included in the East March 20 8-K/A (the “Felix Reserve Report”) was based was complete and accurate at the time such data was provided to NSAI, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, an East Material Adverse Effect. To the Knowledge of East, the proved Hydrocarbon reserve estimates of NSAI set forth in the Felix Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Felix at the dates indicated therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Felix Reserve Report that would be reasonably expected to have, individually or in the aggregate, an East Material Adverse Effect. To the Knowledge of East, the estimates of proved Hydrocarbon reserves used in connection with the preparation of the Felix Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 2.16        Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 2.12, Section 2.13 and Section 2.14, respectively) and, within the past twelve (12) months, to the Knowledge of East, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 2.12, Section 2.13 and Section 2.14, respectively), against East or any of the East Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect. There is no Order to which East or any of the East Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

Section 2.17              Title to Properties.

(a)               Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the East Reserve Report or Felix Reserve Report relating to the interests of East and the East Subsidiaries and Felix, respectively, referred to therein or (ii) reflected in the East Reserve Report or the Felix Reserve Report, as applicable, or in the East SEC Documents as having been sold or otherwise disposed of, as of the date hereof, East and the East Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the East Reserve Report or the Felix Reserve Report, as applicable, and in each case as attributable to interests owned by East and the East Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that East’s or one or more of the East Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles East (or one or more of the East Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the East Reserve Report or the Felix Reserve Report, as applicable, of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates East (or one or more of the East Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the East Reserve Report or the Felix Reserve Report, as applicable, for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of East or any of the East Subsidiaries (i) constitutes the valid and binding obligation of East or the East Subsidiaries and, to the Knowledge of East, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of East or the East Subsidiaries and, to the Knowledge of East, each of the other parties thereto, in accordance with its terms. Each of East and the East Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of East, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of East or any of the East Subsidiaries. There is not, to the Knowledge of East, under any Oil and Gas Lease of East or any of the East Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of East, neither East nor any of the East Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of East or any of the East Subsidiaries.

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of East or any of the East Subsidiaries, (i) East and the East Subsidiaries have good, valid and defensible title to all real property owned by East or any of the East Subsidiaries (collectively, the “East Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by East or any of the East Subsidiaries (collectively, including the improvements thereon, the “East Leased Real Property”, and, together with the East Owned Real Property, the “East Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which East or any of the East Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to East Leased Real Property (each, an “East Real Property Lease”), to the Knowledge of East, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither East nor any of the East Subsidiaries, or to the Knowledge of East, any other party thereto, has received written notice of any default under any East Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of East, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of East or any of the East Subsidiaries, East Owned Real Property or East Leased Real Property.

(d)               There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the East Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such East Real Property by East and the East Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among East and the East Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any East Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the East Owned Real Property by East and the East Subsidiaries in the operation of their respective businesses thereon. Neither East nor any of the East Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any East Real Property that would reasonably be expected to materially adversely affect the existing use or value of such East Real Property by East and the East Subsidiaries in the operation of their respective businesses thereon. The East Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of East and the East Subsidiaries.

(e)               Except (i) for amounts being held in suspense (by East, any of the East Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the East SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of East and the East Subsidiaries are being received by such selling Persons in a timely manner. Neither East nor any of the East Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of East or any of the East Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect and to the Knowledge of East, all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of East or any of the East Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of East or any of the East Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law.

(g)               No Oil and Gas Properties of East or any of the East Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by East or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect.

(h)               As of the date of this Agreement, and except as provided for in the East Budget, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on East, the East Subsidiaries or any of their respective Oil and Gas Properties and which East reasonably anticipates will individually require expenditures by East or any of the East Subsidiaries in excess of $25,000,000 (net to the interest of East and the East Subsidiaries).

(i)                 Except as would not reasonably be expected to have an East Material Adverse Effect, to the Knowledge of East, there are no Wells that constitute a part of the Oil and Gas Properties of East or any of the East Subsidiaries in respect of which East or any of the East Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.

Section 2.18               Intellectual Property; IT and Privacy.

(a)               Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect: (i) each of East and the East Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of East and the East Subsidiaries as currently conducted; (ii) to East’s Knowledge, the conduct of the business of East and each of the East Subsidiaries, since December 31, 2017, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of East and the East Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by East and the East Subsidiaries, and, since December 31, 2017, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by East or any of the East Subsidiaries.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect, since December 31, 2017: (i) there has been no failure in, or disruptions of, its Software or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of East and the East Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of East and the East Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of East, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for East or any of the East Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of East or any of the East Subsidiaries; and (v) since December 31, 2017, neither East nor any of the East Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by East or any of the East Subsidiaries of, any Laws directed to data privacy and security.

Section 2.19             Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the East SEC Documents and (ii) the East Benefit Plans, Section 2.19 of the East Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, East or any of the East Subsidiaries and, on the other hand, any (x) present executive officer or director of East or any of the East Subsidiaries or any Person that has served as an executive officer or director East or any of the East Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the East Common Stock as of the date of this Agreement or (z) to the Knowledge of East, any Affiliate of any such officer, director or owner (other than East or any of the East Subsidiaries).

Section 2.20             Insurance. Section 2.20 of the East Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering East and the East Subsidiaries as of the date hereof and (ii) pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect, from December 31, 2017 through the date of this Agreement, each of East and the East Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by East and the East Subsidiaries during such time period. Neither East nor any of the East Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of East or any of the East Subsidiaries.

Section 2.21             Information to be Supplied. None of the information supplied or to be supplied by or on behalf of East for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to East Stockholders, or at the time of the East Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the East Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, East makes no representation or warranty with respect to any information supplied by or to be supplied by Central or Merger Sub that is included or incorporated by reference in the foregoing documents.

Section 2.22              Regulatory Proceedings.

(a)               East is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)               Except for certain facilities that are subject to Section 2.22(c), all properties and related facilities constituting East’s and the East Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c)               Except for certain facilities, as described on Section 2.22(c) of the East Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither East nor any of the East Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d)               East is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 2.23              Takeover Statutes. The approval by the East Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Merger, and the Support Agreement, and the transactions contemplated thereby, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and the other transactions contemplated hereby or the Support Agreement or the transactions contemplated thereby. To the Knowledge of East, no other Takeover Laws or any anti-takeover provision in the East Organizational Documents are, or at the Effective Time will be, applicable to East, the Merger, this Agreement, the Support Agreement or any of the transactions contemplated hereby and thereby.

Section 2.24              Financial Advisor. Except for Citigroup Global Markets Inc. (the fees and expenses of which will be paid by East and are reflected in its engagement letter with East), neither East nor any of the East Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement. East has furnished to Central an accurate and complete copy of East’s engagement letter with Citigroup Global Markets Inc. relating to the Merger.

Section 2.25              Opinion of Financial Advisor. The East Board has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, Exchange Ratio (prior to any adjustments pursuant to Section 1.6(b)) is fair, from a financial point of view, to holders of East Common Stock (other than, as applicable, Central, Merger Sub and their respective affiliates).

Section 2.26               [Reserved.]

Section 2.27               Regulatory Matters.

(a)               Except as would not, individually or in the aggregate, be reasonably likely to have an East Material Adverse Effect, since December 31, 2018, (i) none of East, any of the East Subsidiaries, nor, to the Knowledge of East, any East or East Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of East or any of the East Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of East, any of the East Subsidiaries nor, to the Knowledge of East, any East or East Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of East or any of the East Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting East, any of the East Subsidiaries, or any East or East Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of East or any of the East Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b)               Except as would not, individually or in the aggregate, be reasonably likely to have an East Material Adverse Effect, since December 31, 2018, East and the East Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 2.28             No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither East nor any of the East Subsidiaries or other Person acting on behalf of East makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither East nor any of the East Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Central or Merger Sub or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of East and the East Subsidiaries or the future business and operations of East and the East Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CENTRAL AND MERGER SUB

Except as disclosed in (a) the Central SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Central to East prior to the execution and delivery of this Agreement (the “Central Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Central represents and warrants to East as follows:

Section 3.1                Due Organization; Subsidiaries.

(a)               Central is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Central has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Central is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(b)               Each of the Central Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Each of the Central Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Each of the Central Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(c)               Central has delivered or made available to East accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Central and each Central Subsidiary that constitutes a “significant subsidiary” of Central as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Central Organizational Documents”) and the certificate of incorporation and bylaws of Merger Sub.

(d)               Section 3.1(d) of the Central Disclosure Letter sets forth Central’s and any of Central Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Central. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Central, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Central Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Central, by one or more Subsidiaries of Central or by Central and one or more of the Central Subsidiaries, in each case free and clear of all Encumbrances.

Section 3.2                Authority; Binding Nature of Agreement.

(a)               Each of Central and Merger Sub has all requisite corporate power and authority to enter into and to perform their respective obligations under (i) this Agreement and, subject to the receipt of Central Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby, including the Stock Issuance and (ii) the Support Agreement. The execution and delivery of this Agreement by Central and Merger Sub and the consummation by Central and Merger Sub of the Merger and of the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate action on the part of Central and Merger Sub (other than, with respect to the Stock Issuance, the receipt of Central Stockholder Approval).

(b)               The Central Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Central and the Central Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) approved and declared advisable the Support Agreement and the transactions contemplated thereby and (iv) resolved to make the Central Recommendation. Except in connection with a Central Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Central Board have not been rescinded, modified or withdrawn in any way.

(c)               This Agreement has been duly executed and delivered by Central and Merger Sub and, assuming the due execution and delivery of this Agreement by East, constitutes the legal, valid and binding obligation of Central and Merger Sub, enforceable against Central and Merger Sub in accordance with its terms, subject to Enforceability Exceptions.

Section 3.3            Vote Required. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Central Common Stock are present and voting (the “Central Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Central necessary to authorize the Stock Issuance under Sections 312.03(b), 312.03(c) and 312.07 of the NYSE Listed Company Manual (the “Central Proposal”).

Section 3.4                 Capitalization.

(a)               The authorized capital stock of Central consists of 1,000,000,000 shares of Central Common Stock and 4,500,000 shares of preferred stock, $1.00 par value (the “Central Preferred Stock”). As of September 23, 2020, (i) 382,606,506 shares of Central Common Stock are issued and outstanding, including 5,699,874 shares subject to a restricted stock award under Central Benefit Plans, (ii) no shares of Central Common Stock are held in Central’s treasury or by any of the Central Subsidiaries, (iii) 2,002,606 shares of Central Common Stock are issuable pursuant to awards granted under the stock incentive plans of Central (“Central Stock Plans”), of which, 2,002,606 shares are issuable in respect of restricted stock units issued under a Central Stock Plan (“Central RSUs”), assuming, as applicable, a target level of achievement under performance awards, (iv) 25,405,777.12 shares are reserved for the grant of additional awards under Central Stock Plans and (v) no shares of Central Preferred Stock are issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of Central have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Central Common Stock which may be issued pursuant to the exercise or vesting of Central RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of this Section 3.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Central and there are no outstanding stock appreciation rights with respect to the capital stock of Central. Other than Central Common Stock and Central Preferred Stock, there are no other authorized classes of capital stock of Central.

(b)               The shares of Central Common Stock to be issued pursuant to the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.

(c)               There are no voting trusts or other agreements or understandings to which Central, any of the Central Subsidiaries or, to the Knowledge of Central, any of their respective executive officers or directors is a party with respect to the voting of Central Common Stock or the capital stock or other equity interests of any of the Central Subsidiaries.

(d)               Other than Central RSUs, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Central or any of the Central Subsidiaries is a party obligating Central or any of the Central Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Central or any of the Central Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Central Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Central or any of the Central Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Central or any of the Central Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(e)               Section 3.4(e) of the Central Disclosure Letter (i) lists each of the Central Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Central Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Central Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Central (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Central Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by Central, by one or more of the Central Subsidiaries or by Central and one or more of the Central Subsidiaries, in each case free and clear of all Encumbrances.

(f)                There are no outstanding bonds, debentures, notes or other Indebtedness of Central or any of the Central Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Central or any of the Central Subsidiaries may vote.

Section 3.5                 Governmental Filings; No Violations.

(a)               Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the HSR Act, (iii) the filing with the SEC of the registration statement on Form S-4 by Central in connection with the Stock Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws and (iv) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Central or Merger Sub in connection with the execution and delivery of this Agreement, the performance by each of Central and Merger Sub of its obligations under this Agreement and the consummation by Central and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(b)               The execution and delivery of this Agreement by Central and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Central Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Central Stockholder Approval, violate or conflict with any Laws or any Order applicable to Central or any of the Central Subsidiaries or any of their respective assets or properties or (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Central Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Central or any of the Central Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Central or any of the Central Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Central or any of the Central Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

Section 3.6                 SEC Filings; Financial Statements.

(a)               All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the SEC by Central or any of the Central Subsidiaries since January 1, 2019 (the “Central SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Central SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Central SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)               The financial statements (including related notes, if any) contained in the Central SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Central and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Central and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Central Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Central and its consolidated Subsidiaries as of December 31, 2019 (the “Central Balance Sheet Date”) set forth in Central’s Annual Report on Form 10-K filed with the SEC on February 19, 2020.

(c)               Central maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Central’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Central is recorded and reported on a timely basis to the individuals responsible for the preparation of Central’s filings with the SEC and other public disclosure documents. Central maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Central’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Central, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Central are being made only in accordance with authorizations of management and directors of Central and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Central’s assets that could have a material effect on its financial statements. Central has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Central’s auditors and the audit committee of the Central Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Central’s ability to record, process, summarize and report financial information and has identified for Central’s auditors and the audit committee of the Central Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Central’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Central SEC Document has been so disclosed.

(d)               Since the Central Balance Sheet Date, neither Central nor any of the Central Subsidiaries nor, to the Knowledge of Central, any director, officer, employee, auditor, accountant or representative of Central or any of the Central Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Central or any of the Central Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Central or any of the Central Subsidiaries has engaged in questionable accounting or auditing practices.

(e)               Section 3.6(e) of the Central Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Central or any of the Central Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Central and the Central Subsidiaries (collectively, the “Central Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Central Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Central, Central or any of the Central Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Central and each of the Central Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Central, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2019, there have been no material violations of the Central Risk Policies.

Section 3.7               Absence of Changes. Since the Central Balance Sheet Date, (a) as of the date of this Agreement, Central and the Central Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect (provided, that for purposes of this Section 3.7(a) only, the exceptions to the Central Material Adverse Effect definition set forth in clauses (1) and (5) thereof shall not apply), and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

Section 3.8               Absence of Undisclosed Liabilities. Since the Central Balance Sheet Date, neither Central nor any of the Central Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Central’s consolidated balance sheets (or the notes thereto) included in the Central SEC Documents, (b) liabilities that have been incurred by Central or any of the Central Subsidiaries since the Central Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Neither Central nor any of the Central Subsidiaries is a party to, or has an commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Central and any of the Central Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Central or any of the Central Subsidiaries, in Central’s consolidated financial statements or the Central SEC Documents.

Section 3.9                Compliance with Laws; Regulation.

(a)               Each of Central and the Central Subsidiaries and, with respect to any Oil and Gas Properties of Central and the Central Subsidiaries that are operated by third parties, to the Knowledge of Central, such third parties, are and, since December 31, 2017, have been conducting the businesses and operations of Central and the Central Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 3.11, (ii) Environmental Laws, which is covered solely by Section 3.13 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 3.26), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Since December 31, 2017, neither Central nor any of the Central Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(b)               Each of Central and the Central Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 3.13) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Central Permits”), and all such Central Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Central of any of the Central Permits is pending or, to the Knowledge of Central, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Central Permits would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Central and the Central Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Central Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(c)               (i) Each of Central and the Central Subsidiaries and, to the Knowledge of Central, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Central is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 3.10               Material Contracts.

(a)               All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Central filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified(or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b)               Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 3.10(b) of the Central Disclosure Letter sets forth a correct and complete list, and Central has made available to East correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Central or any of the Central Subsidiaries is a party or bound as of the date hereof:

(i)                 each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Central or any of the Central Subsidiaries (including East and the East Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii)              each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $50,000,000 or (B) other Indebtedness of Central or any of the Central Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, other than agreements solely between or among Central and the Central Subsidiaries;

(iii)            each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $25,000,000 or aggregate payments in excess of $50,000,000 that are not terminable without penalty or other liability to Central or any of the Central Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(iv)             each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of Central and the Central Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Central or any Central Subsidiary exceeds $50,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(v)               each Contract for any Derivative Product;

(vi)             each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Central and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Central or any of the Central Subsidiaries;

(vii)          each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Central or any of the Central Subsidiaries to make annual expenditures in excess of $25,000,000 or aggregate payments in excess of $60,000,000 (in each case, net to the interest of Central and the Central Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii)        each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Central or any of the Central Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Central and the Central Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Central or any of the Central Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Central or any of the Central Subsidiaries;

(ix)             any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Central Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $15,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $30,000,000 in the aggregate after the date hereof;

(x)               any Contract (other than any other Contract otherwise covered by this Section 3.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Central or any of the Central Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $25,000,000 or aggregate payments in excess of $50,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Central or any of the Central Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Central or any of the Central Subsidiaries (other than Permitted Encumbrances);

(xi)             any Contract that (A) provides for midstream services to, or the sale by, Central or any of the Central Subsidiaries of Hydrocarbons (1) in excess of 15,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years and (B) has a remaining term of greater than ninety (90) days and does not allow Central or the Central Subsidiaries to terminate it without penalty to Central or the Central Subsidiaries within ninety (90) days;

(xii)          any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from Central or any Central Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $10,000,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $20,000,000 during the two (2)-year period following the date of this Agreement;

(xiii)        any Labor Agreement;

(xiv)       any Contract (other than Oil and Gas Leases) pursuant to which Central or any of the Central Subsidiaries has paid amounts associated with any Production Burden in excess of $25,000,000 during the immediately preceding fiscal year or with respect to which Central reasonably expects that it and the Central Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $25,000,000 annually or $50,000,000 in the aggregate;

(xv)        any Contract which is between Central or any of the Central Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Central’s capital stock (or any affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $120,000, other than compensation arrangements with the directors on the Central Board in their capacity as such; or

(xvi)       each Contract or Central Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c)          The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.2 hereof, are referred to herein as “Central Material Contracts.”

(d)          Each Central Material Contract is valid and binding on Central or the Central Subsidiary party thereto, as the case may be, and, to the Knowledge of Central, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e)          Neither Central nor any of the Central Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Central, no other party to any Central Material Contract is in breach of, or default under the terms of, any Central Material Contract, nor is any event of default (or similar term) continuing under any Central Material Contract, and, to the Knowledge of Central, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Central Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

Section 3.11         Tax Matters.

(a)          Except as would not have, individually or in the aggregate, a Central Material Adverse Effect:

(i)           all Tax Returns required to be filed by Central or any of the Central Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all respects;

(ii)          all Tax Returns required to be filed by Central or any of the Central Subsidiaries after the date hereof and prior to the Closing will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all respects;

(iii)         Central and each of the Central Subsidiaries has timely paid or withheld, or will timely pay or withhold, all Taxes required to be paid or withheld by it prior to the Closing;

(iv)         no deficiency for Taxes has been proposed, assessed or asserted in writing against Central or any of the Central Subsidiaries;

(v)          the Central Balance Sheet reflects an adequate reserve in accordance with GAAP for all Taxes payable by Central and the Central Subsidiaries for all taxable periods (and portions thereof) through the Central Balance Sheet Date;

(vi)         none of the Central Subsidiaries (A) have been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which Central was the common parent) or (B) have any material liability for the Taxes of any Person (other than Central or any of the Central Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor by Contract (other than (x) any commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by Central or any of the Central Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by Central or any of the Central Subsidiaries in the ordinary course of business and (z) commercially reasonable credit or other commercial agreements, the primary purposes of which do not relate to Taxes, that contain customary indemnifications for Taxes) or otherwise;

(vii)        no Taxes of Central or any of the Central Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings pending or proposed in writing, against Central or any of the Central Subsidiaries in respect of Taxes;

(viii)       neither Central nor any of the Central Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(ix)          there are no Encumbrances for Taxes on any of the assets of Central or any of the Central Subsidiaries other than Permitted Encumbrances; and

(x)           neither Central nor any of the Central Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b)          Neither Central nor any of the Central Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c)          Neither Central nor any of the Central Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(d)          No power of attorney with respect to any material Taxes of Central or any of the Central Subsidiaries has been filed or entered into with any Taxing Authority that remains in effect.

(e)          At the Effective Time, neither Central nor any of the Central Subsidiaries will be a party to, have any obligation under, or be bound by any material Tax allocation, Tax sharing, Tax indemnity or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person (other than Central or any of the Central Subsidiaries) after the Effective Time (other than any (x) commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by Central or any of the Central Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by Central or any of the Central Subsidiaries in the ordinary course of business and (z) other commercially reasonable credit or other commercial agreements, the primary purposes of which do not related to Taxes, that contain customary indemnifications for Taxes).

(f)           Neither Central nor any of the Central Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(g)          After reasonable diligence, neither Central nor any of the Central Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h)         No Central Subsidiary is a non-United States corporation.

Section 3.12         Employee and Labor Matters; Benefit Plans.

(a)          Section 3.12(a) of the Central Disclosure Letter lists as of the date of this Agreement (i) all material employee pension benefit plans (as defined in Section 3(2) of ERISA), (ii) all material employee welfare benefit plans (as defined in Section 3(1) of ERISA), (iii) all other material pension, bonus, commission, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or retiree plans, programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, arrangements or policies and (iv) any material employment, executive compensation, change in control or severance plans, programs, Contracts, arrangements or policies, in each case, that is sponsored or maintained by Central or any of the Central Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with Central or any of the Central Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Central ERISA Affiliate”) for the benefit of, or relating to, any former or current employee, officer or director of Central or any of the Central Subsidiaries or as to which Central or any Central ERISA Affiliate has any material liability (all such plans, programs, Contracts or policies as described in this Section 3.12(a), whether or not material, shall be collectively referred to as the “Central Benefit Plans”). Central has made available to East, true and complete copies of (i) the current plan document for each written material Central Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Central Benefit Plan required to make such a filing, (iii) the most recent actuarial valuation for each Central Benefit Plan for which such a valuation was prepared and (iv) the most recent favorable determination letter issued for each Central Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(b)          Except as set forth on Section 3.12(b) of the Central Disclosure Letter: (i) none of the Central Benefit Plans promises or provides post-termination or retiree medical or life insurance benefits to any former or current employee of Central or any of the Central Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other state Law); (ii) none of the Central Benefit Plans are, or within the past six plan years have been, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) all of the Central Benefit Plans have been established, operated, funded and maintained in all material respects in compliance with their terms and all applicable Laws, including ERISA and the Code; (iv) each Central Benefit Plan subject to Section 409A of the Code has been maintained in substantial compliance with such provision; (v) each Central Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Central, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan; (vi) no liability under Title IV of ERISA has been incurred by Central, any of the Central Subsidiaries, or any Central ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by Central, any of the Central Subsidiaries, or any Central ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no Central Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) all material contributions required to be made with respect to any Central Benefit Plan on or before the date hereof have been made; (ix) there are no pending or, to the Knowledge of Central, threatened claims by or on behalf of any of the Central Benefit Plans or otherwise relating to any Central Benefit Plan (other than routine claims for benefits); and (x) no Central Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States.

(c)          Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of Central or any of the Central Subsidiaries; or (ii) cause or result in an increase in the liabilities of East, Central, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of Central or any of the Central Subsidiaries.

(d)          No Central Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e)          Neither Central or any of the Central Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any Labor Agreements. Neither Central nor any of the Central Subsidiaries has any unions, employee representative bodies or other labor organizations which, to the Knowledge of Central, represent any employees of Central or any of the Central Subsidiaries.

(f)           There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Central, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Central or any of the Central Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of Central, threatened Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Central, any of the Central Subsidiaries or any Central Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(g)          To the Knowledge of Central, the relations between Central and the Central Subsidiaries, on the one hand, and each of their respective employees and the unions, employee representative bodies or other labor organizations representing any such employees, on the other hand, are satisfactory.

(h)          To the Knowledge of Central, no current or former employee of Central or any of the Central Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labor Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Central or any of the Central Subsidiaries.

(i)           To the Knowledge of Central, none of Central’s or the Central Subsidiaries’ employment, labor, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Central or any of the Central Subsidiaries are currently being audited or investigated by any Governmental Entity.

(j)           Neither Central nor any of the Central Subsidiaries has any employees employed outside of the United States.

(k)          None of Central or any of the Central Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Central or any of the Central Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Central or any of the Central Subsidiaries at the level of Senior Vice President or above. To the Knowledge of Central, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of Central or the Central Subsidiaries at a level of Senior Vice President or above.

(l)           To the Knowledge of Central, each individual who is currently providing services to Central or any of the Central Subsidiaries, or who previously provided services to Central or any of the Central Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by Central or the Central Subsidiaries. Each individual who is currently providing services to Central or any of the Central Subsidiaries through a third-party service provider, or who previously provided services to Central or any of the Central Subsidiaries through a third-party service provider, is not or was not an employee of Central or any of the Central Subsidiaries. None of Central or any of the Central Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(m)         Central and the Central Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2020, through the date hereof. Central and the Central Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months. Central and the Central Subsidiaries, taken as a whole, have sufficient employees to operate the Central business as currently conducted and consistent with past practice.

(n)          Neither Central nor any of the Central Subsidiaries has applied for a PPP Loan. Central and the Central Subsidiaries have complied in all material respects as applicable with the requirements of (i) the FFCRA, (ii) any applicable federal, state or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the CARES Act.

Section 3.13         Environmental Matters.

(a)          Since December 31, 2015, each of Central and the Central Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Central and the Central Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. Central and the Central Subsidiaries have not received any written communication from a Governmental Entity alleging that Central and the Central Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Central, there are no past or present activities, conditions or circumstances that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(b)          There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Central or any of the Central Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(c)          There is no Environmental Claim pending or, to the Knowledge of Central, threatened against Central or any of the Central Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

Section 3.14         Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Central and the Central Subsidiaries on which (i) Central’s estimate of the proved Hydrocarbon reserves of Central and the Central Subsidiaries with respect to the Oil and Gas Properties of Central and the Central Subsidiaries as of December 31, 2019, referred to in Central’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Central Reserve Report”), and (ii) the report of LaRoche Petroleum Consultants, Ltd. regarding its audit, as of December 31, 2019, of certain of the proved Hydrocarbon reserves of Central and the Central Subsidiaries referred to in Central’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Central LPC Report”) were based was complete and accurate at the time such data was used by Central in the preparation of the Central Reserve Report and provided to LaRoche Petroleum Consultants, Ltd. for use in the Central LPC Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Central Material Adverse Effect. To the Knowledge of Central, there are no material errors in the assumptions and estimates used by Central and the Central Subsidiaries in connection with the preparation of the Central Reserve Report or by LaRoche Petroleum Consultants, Ltd. in connection with the preparation of the Central LPC Report. The proved Hydrocarbon reserve estimates of Central and the Central Subsidiaries set forth in the Central Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Central and the Central Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Central Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Central Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Central and the Central Subsidiaries in connection with the preparation of the Central Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to LaRoche Petroleum Consultants, Ltd. in connection with the preparation of the Central LPC Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 3.15         Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 3.11, Section 3.12 and Section 3.13, respectively) and, within the past twelve (12) months, to the Knowledge of Central, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 3.11, Section 3.12 and Section 3.13, respectively), against Central or any of the Central Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect. There is no Order to which Central or any of the Central Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

Section 3.16         Title to Properties.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Central Reserve Report relating to the interests of Central and the Central Subsidiaries referred to therein or (ii) reflected in the Central Reserve Report or in the Central SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Central and the Central Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Central Reserve Report and in each case as attributable to interests owned by Central and the Central Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Central’s or one or more of the Central Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Central (or one or more of the Central Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Central Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Central (or one or more of the Central Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Central Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Central or any of the Central Subsidiaries (i) constitutes the valid and binding obligation of Central or the Central Subsidiaries and, to the Knowledge of Central, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Central or the Central Subsidiaries and, to the Knowledge of Central, each of the other parties thereto, in accordance with its terms. Each of Central and the Central Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Central, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Central or any of the Central Subsidiaries. There is not, to the Knowledge of Central, under any Oil and Gas Lease of Central or any of the Central Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Central, neither Central nor any of the Central Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Central or any of the Central Subsidiaries.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Central or any of the Central Subsidiaries, (i) Central and the Central Subsidiaries have good, valid and defensible title to all real property owned by Central or any of the Central Subsidiaries (collectively, the “Central Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Central or any of the Central Subsidiaries (collectively, including the improvements thereon, the “Central Leased Real Property”, and, together with the Central Owned Real Property, the “Central Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Central or any of the Central Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Central Leased Real Property (each, a “Central Real Property Lease”), to the Knowledge of Central, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Central nor any of the Central Subsidiaries, or to the Knowledge of Central, any other party thereto, has received written notice of any default under any Central Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Central, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Central or any of the Central Subsidiaries, Central Owned Real Property or Central Leased Real Property.

(d)          There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Central Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Central Real Property by Central and the Central Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Central and the Central Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Central Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Central Owned Real Property by Central and the Central Subsidiaries in the operation of their respective businesses thereon. Neither Central nor any of the Central Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Central Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Central Real Property by Central and the Central Subsidiaries in the operation of their respective businesses thereon. The Central Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of Central and the Central Subsidiaries.

(e)          Except (i) for amounts being held in suspense (by Central, any of the Central Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Central SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Central and the Central Subsidiaries are being received by such selling Persons in a timely manner. Neither Central nor any of the Central Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Central or any of the Central Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect and to the Knowledge of Central, all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of Central or any of the Central Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of Central or any of the Central Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law.

(g)          No Oil and Gas Properties of Central or any of the Central Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by Central or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect.

(h)          As of the date of this Agreement, and except as provided for in the Central Budget, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on Central, the Central Subsidiaries or any of their respective Oil and Gas Properties and which Central reasonably anticipates will individually require expenditures by Central or any of the Central Subsidiaries in excess of $25,000,000 (net to the interest of Central and the Central Subsidiaries).

(i)           Except as would not reasonably be expected to have a Central Material Adverse Effect, to the Knowledge of Central, there are no Wells that constitute a part of the Oil and Gas Properties of Central or any of the Central Subsidiaries in respect of which Central or any of the Central Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.

Section 3.17         Intellectual Property; IT and Privacy.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect: (i) each of Central and the Central Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Central and the Central Subsidiaries as currently conducted; (ii) to Central’s Knowledge, the conduct of the business of Central and the Central Subsidiaries, since December 31, 2017, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Central and the Central Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Central and the Central Subsidiaries, and, since December 31, 2017, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Central or any of the Central Subsidiaries.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect, since December 31, 2017: (i) there has been no failure in, or disruptions of, its Software or IT assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of Central and the Central Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of Central and the Central Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of Central, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Central or any of the Central Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Central or any of the Central Subsidiaries; and (v) since December 31, 2017, neither Central nor any of the Central Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by Central or any of the Central Subsidiaries of, any Laws directed to data privacy and security.

Section 3.18        Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Central SEC Documents and (ii) the Central Benefit Plans, Section 3.18 of the Central Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Central or any of the Central Subsidiaries and, on the other hand, any (x) present executive officer or director of Central or any of the Central Subsidiaries or any Person that has served as an executive officer or director Central or any of the Central Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Central Common Stock as of the date of this Agreement or (z) to the Knowledge of Central, any Affiliate of any such officer, director or owner (other than Central or any of the Central Subsidiaries).

Section 3.19         Insurance. Section 3.19 of the Central Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering Central and the Central Subsidiaries as of the date hereof and (ii) pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect, from December 31, 2017 through the date of this Agreement, each of Central and the Central Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Central and the Central Subsidiaries during such time period. Neither Central nor any of the Central Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Central or any of the Central Subsidiaries.

Section 3.20        Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Central for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Central Stockholders, or at the time of the Central Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Central Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Central makes no representation or warranty with respect to any information supplied by or to be supplied by East that is included or incorporated by reference in the foregoing documents.

Section 3.21         Regulatory Proceedings.

(a)          Central is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)          Except for certain facilities that are subject to Section 3.21(c), all properties and related facilities constituting Central’s and the Central Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c)          Except for certain facilities, as described on Section 3.21(c) of the Central Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Central nor any of the Central Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d)          Central is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 3.22         Takeover Statutes. The approval by the Central Board referred to in Section 3.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Merger, and the Support Agreement, and the transactions contemplated thereby, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and the other transactions contemplated hereby or the Support Agreement or the transactions contemplated thereby. To the Knowledge of Central, no other Takeover Laws or any anti-takeover provision in the Central Organizational Documents are, or at the Effective Time will be, applicable to Central, the Merger, this Agreement, the Support Agreement or any of the transactions contemplated hereby and thereby.

Section 3.23         Financial Advisor. Except for J.P. Morgan Securities LLC (the fees and expenses of which will be paid by Central and are reflected in its engagement letter with Central), neither Central nor any of the Central Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement. Central has furnished to East an accurate and complete copy of Central’s engagement letter with J.P. Morgan Securities LLC relating to the Merger.

Section 3.24         Opinion of Financial Advisor. J.P. Morgan Securities LLC, Central’s financial advisor, has delivered to the Central Board on or prior to the date of this Agreement its opinion in writing or orally, in which case such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Central as of the date of this Agreement.

Section 3.25          [Reserved]

Section 3.26          Regulatory Matters.

(a)           Except as would not, individually or in the aggregate, be reasonably likely to have a Central Material Adverse Effect, since December 31, 2018, (i) none of Central, any of the Central Subsidiaries, nor, to the Knowledge of Central, any Central or Central Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Central or any of the Central Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; or (ii) none of Central, any of the Central Subsidiaries nor, to the Knowledge of Central, any Central or Central Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Central or any of the Central Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Central, any of the Central Subsidiaries, or any Central or Central Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Central or any of the Central Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b)           Except as would not, individually or in the aggregate, be reasonably likely to have an East Material Adverse Effect, since December 31, 2018, Central and the Central Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 3.27          No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Central nor any of the Central Subsidiaries or other Person acting on behalf of Central makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Central nor any of the Central Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, East or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Central and the Central Subsidiaries or the future business and operations of Central and the Central Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1           Covenants of East.

(a)          Except (i) as provided in Section 4.1(a) of the East Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) with the prior written consent of Central (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in East’s capital budget (the “East Budget”), a correct and complete copy of which has been made available to Central, from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), East (which for purposes of this Section 4.1 shall include the East Subsidiaries) shall, (A) conduct the business and operations of East and the East Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of East and the East Subsidiaries, (w) maintain in effect all existing material East Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.1(a) shall not prohibit East and any of the East Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, East shall consult with Central and consider in good faith the views of Central regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that East shall, as promptly as reasonably practicable, inform Central of such condition and any such actions taken pursuant to this clause (II).

(b)          Except as (x) contemplated by this Agreement, the East Budget or as set forth on Section 4.1(b) of the East Disclosure Letter or (y) required by Law, during the Pre-Closing Period, East shall not and shall not permit any of the East Subsidiaries, without the prior written consent of Central (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Central) to:

(i)           (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, East or any of the East Subsidiaries, except for dividends or distributions by a wholly-owned Subsidiary of East to East or another wholly-owned Subsidiary of East; (B) split, combine or reclassify any capital stock of, or other equity interests in, East or any of the East Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, East or any of the East Subsidiaries, except as required by the terms of any capital stock or equity interest of any East Subsidiary or as contemplated or permitted by the terms of any East Benefit Plan in effect as of the date hereof (including any award agreement applicable to any East Stock Option or East RSU outstanding on the date hereof or issued in accordance with this Agreement);

(ii)          except for (A) issuances of shares of East Common Stock in respect of any exercise of East Stock Options and settlement of any East RSUs outstanding on the date hereof, (B) the sale of shares of East Common Stock issued pursuant to the exercise of options to purchase East Common Stock or vesting of East RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes and (C) transactions solely between or among East and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in East or any of the East Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii)         except as required by the terms of any East Benefit Plan, (A) enter into, adopt or terminate any material East Benefit Plan, other than entering into employment agreements in the ordinary course of business that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any East Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to East of maintaining such East Benefit Plan, (C) increase the compensation payable to any current or former employee or director, except in the ordinary course of business consistent with past practice in respect of employees whose annual base salary is less than $250,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to $250,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of East or any of the East Subsidiaries, (H) modify, extend or enter into any Labor Agreements or (I) recognize or certify any unions, employee representative bodies or other labor organizations as the bargaining representative for any employees of East or any of the East Subsidiaries;

(iv)         waive the restrictive covenant obligations of any employee of East or any of the East Subsidiaries;

(v)               (A) in the case of East, amend or permit the adoption of any amendment to the East Organizational Documents or (B) in the case of any of the East Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the East Organizational Documents;

(vi)             (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among East and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of East, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts which are listed in Section 4.1(b)(vi) or 2.11(b)(iv) of the East Disclosure Letter or (3) acquisitions where no Indebtedness is assumed and for which the consideration is equal to or less than $25,000,000 (for any single transaction) or $50,000,000 in the aggregate for all such transactions;

(vii)          consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of East or any of the East Subsidiaries, or a restructuring, recapitalization or other reorganization of East or any of the East Subsidiaries of a similar nature;

(viii)        authorize, make or commit to make capital expenditures that are in the aggregate greater than one hundred and five percent (105%) of the aggregate amount of capital expenditures set forth in the East Budget, except to the extent such operations are specifically further described in Section 4.1(b)(viii) of the East Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(ix)             sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) pursuant to a Contract of East or any of the East Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(b)(ix) of the East Disclosure Letter, (B) among East and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of East, (C) sales, leases, exchanges or dispositions for which the consideration (or fair value if the consideration is non-cash) of less than $25,000,000 (for any individual transaction) or $50,000,000 (in the aggregate for all such transactions), (D) sales of Hydrocarbons made in the ordinary course of business, (E) sales of obsolete or worthless equipment or (F) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice;

(x)               fail to maintain material Intellectual Property owned by East or any of the East Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business, provided that the foregoing shall not require East or any of the East Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;

(xi)             (A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or (B) incur, create, assume (including pursuant to an acquisition permitted by Section 4.1(b)(vi)) or guarantee any Indebtedness, other than (1) incurrences in the ordinary course of business under the East Credit Agreement in an aggregate amount under this clause (xi)(B)(1) that would not cause outstanding borrowings of East under the East Credit Agreement to exceed $100,000,000, (2) transactions solely between or among East and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of East, and in each case guarantees thereof, (3) debt incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices and consistent with the parameters set forth on Schedule 4.1(b)(xi) of the East Disclosure Letter, or (4) debt incurred under the East Credit Agreement to fund the purchase price of any acquisition permitted under Section 4.1(b)(vi), provided that in the case of each of foregoing clauses (1) through (4), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on East or any of the East Subsidiaries or (y) subject East or any of the East Subsidiaries, or, following the Closing, Central or any of the Central Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligation to make payments on such Indebtedness);

(xii)          other than the settlement of any Legal Proceedings reflected or reserved against on the East Balance Sheet or the Felix Balance Sheet (or, in each case, in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xv) and (B) any shareholder litigation against East, Central or their respective directors or officers relating to the Merger and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by East or any of the East Subsidiaries of any amount exceeding $25,000,000 in the aggregate (but excluding any amounts paid on behalf of East or any of the East Subsidiaries by any applicable insurance policy maintained by East or any of the East Subsidiaries); provided, however, that neither East nor any of the East Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by East or any of the East Subsidiaries or (3) has a materially restrictive impact on the business of East or any of the East Subsidiaries;

(xiii)        change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of East and the East Subsidiaries, except as required by GAAP or applicable Law;

(xiv)         (A) enter into any lease for real property (excluding, for the avoidance of doubt, Oil and Gas Leases) that would be a material East Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material East Real Property Lease;

(xv)           (A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where East has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability (other than any amendment to claim a benefit provided by the CARES Act), (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed $25,000,000 in the aggregate, (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

(xvi)         except as expressly permitted in this Section 4.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any Contract that would have been an East Material Contract (excluding any East Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any East Material Contract (excluding any East Benefit Plan) or any Contract (excluding any East Benefit Plan) that would have been an East Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such East Material Contract;

(xvii)      fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of East and the East Subsidiaries to the extent commercially reasonable in East’s business judgment in light of prevailing conditions in the insurance market;

(xviii)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xix)         agree to take any action that is prohibited by this Section 4.1(b).

Section 4.2            Covenants of Central.

(a)                Except (i) as provided in Section 4.2(a) of the Central Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) with the prior written consent of East (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in Central’s capital budget (the “Central Budget”), a correct and complete copy of which has been made available to Central, from the date hereof until the earlier of the Effective Time or the Pre-Closing Period, Central (which for purposes of this Section 4.2(a) shall include the Central Subsidiaries) shall, (A) conduct the business and operations of Central and the Central Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Central and the Central Subsidiaries, (w) maintain in effect all existing material Central Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.2(a) shall not prohibit Central and any of the Central Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Central shall consult with East and consider in good faith the views of East regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Central shall, as promptly as reasonably practicable, inform East of such condition and any such actions taken pursuant to this clause (II).

(b)               Except as (x) contemplated by this Agreement, the Central Budget or as set forth on Section 4.2(b) of the Central Disclosure Letter or (y) required by Law, during the Pre-Closing Period, Central shall not and shall not permit any of the Central Subsidiaries, without the prior written consent of East (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of East) to:

(i)                 (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Central or any of the Central Subsidiaries, except for (1) regular quarterly cash dividends payable by Central in respect of shares of Central Common Stock not exceeding $0.11 per share of Central Common Stock and in accordance with Central’s current dividend policy and (2) dividends or distributions by a wholly-owned Subsidiary of Central to Central or another wholly-owned Subsidiary of Central; (B) split, combine or reclassify any capital stock of, or other equity interests in, Central or any of the Central Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Central or any of the Central Subsidiaries, except as required by the terms of any capital stock or equity interest of any Central Subsidiary or as contemplated or permitted by the terms of any Central Benefit Plan in effect as of the date hereof (including any award agreement applicable to any equity award of Central outstanding on the date hereof or issued in accordance with this Agreement);

(ii)              except for (A) issuances of shares of Central Common Stock in respect of any settlement of any Central RSUs outstanding on the date hereof, (B) the sale of shares of Central Common Stock issued pursuant to the exercise of options to purchase Central Common Stock or vesting of Central RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes and (C) transactions solely between or among Central and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Central or any of the Central Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii)            except as required by the terms of any Central Benefit Plan, (A) enter into, adopt or terminate any material Central Benefit Plan, other than entering into employment agreements in the ordinary course of business that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Central Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Central of maintaining such Central Benefit Plan, (C) increase the compensation payable to any current or former employee or director, except in the ordinary course of business consistent with past practice in respect of employees whose annual base salary is less than $250,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to $250,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of Central or any of the Central Subsidiaries, (H) modify, extend or enter into any Labor Agreements or (I) recognize or certify any unions, employee representative bodies or other labor organizations as the bargaining representative for any employees of Central or any of the Central Subsidiaries;

(iv)             waive the restrictive covenant obligations of any employee of Central or any of the Central Subsidiaries;

(v)               (A) in the case of Central, amend or permit the adoption of any amendment to the Central Organizational Documents or (B) in the case of any of the Central Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Central Organizational Documents;

(vi)             (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among Central and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of Central, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts which are listed in Section 4.2(b)(vi) or 3.10(b)(iv) of the Central Disclosure Letter or (3) acquisitions where no Indebtedness is assumed and for which the consideration is equal to or less than $25,000,000 (for any single transaction) or $50,000,000 in the aggregate for all such transactions;

(vii)          consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Central or any of the Central Subsidiaries, or a restructuring, recapitalization or other reorganization of Central or any of the Central Subsidiaries of a similar nature;

(viii)        (viii) authorize, make or commit to make capital expenditures that are in the aggregate greater than one hundred and five percent (105%) of the aggregate amount of capital expenditures set forth in the Central Budget, except to the extent such operations are specifically further described in Section 4.2(b)(viii) of the Central Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(ix)             sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) pursuant to a Contract of Central or any of the Central Subsidiaries in effect on the date of this Agreement and listed in Section 4.2(b)(ix) of the Central Disclosure Letter, (B) among Central and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Central, (C) sales, leases, exchanges or dispositions for which the consideration (or fair value if the consideration is non-cash) of less than $25,000,000 (for any individual transaction) or $50,000,000 (in the aggregate for all such transactions), (D) sales of Hydrocarbons made in the ordinary course of business, (E) sales of obsolete or worthless equipment or (F) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice;

(x)               fail to maintain material Intellectual Property owned by Central or any of the Central Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business; provided that the foregoing shall not require Central or any of the Central Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;

(xi)             (A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or (B) incur, create, assume (including pursuant to an acquisition permitted by Section 4.2(b)(vi)) or guarantee any Indebtedness, other than (1) incurrences in the ordinary course of business under the Central Credit Agreement in an aggregate amount under this clause (x)(B)(1) that would not cause outstanding borrowings of Central under the Central Credit Agreement to exceed $100,000,000, (2) transactions solely between or among Central and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Central, and in each case guarantees thereof, (3) debt incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices and consistent with the parameters set forth in Section 4.2(b)(xi) of the Central Disclosure Letter, or (4) debt incurred under the Central Credit Agreement to fund the purchase price of any acquisition permitted under Section 4.2(b)(vi), provided that in the case of each of foregoing clauses (1) through (4), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on Central or any of the Central Subsidiaries or (y) subject Central or any of the Central Subsidiaries to any additional covenants or obligations in any material respect (other than the obligation to make payments on such Indebtedness);

(xii)          other than the settlement of any Legal Proceedings reflected or reserved against on the Central Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.2(b)(xv) and (B) any shareholder litigation against East, Central or their respective directors or officers relating to the Merger and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by Central or any of the Central Subsidiaries of any amount exceeding $25,000,000 in the aggregate (but excluding any amounts paid on behalf of Central or any of the Central Subsidiaries by any applicable insurance policy maintained by Central or any of the Central Subsidiaries); provided, however, that neither Central nor any of the Central Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Central or any of the Central Subsidiaries or (3) has a materially restrictive impact on the business of Central or any of the Central Subsidiaries;

(xiii)        change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Central and the Central Subsidiaries, except as required by GAAP or applicable Law;

(xiv)         (A) enter into any lease for real property (excluding, for the avoidance of doubt, Oil and Gas Leases) that would be a material Central Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Central Real Property Lease;

(xv)           (A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Central has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability (other than any amendment to claim a benefit provided by the CARES Act), (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed $25,000,000 in the aggregate, (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

(xvi)         except as expressly permitted in this Section 4.2 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any Contract that would have been a Central Material Contract (excluding any Central Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under, or waive or accelerate any material rights or defer any material liabilities under Central Material Contract (excluding any Central Benefit Plan) or any Contract (excluding any Central Benefit Plan) that would have been a Central Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Central Material Contract;

(xvii)      fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Central and the Central Subsidiaries to the extent commercially reasonable in Central’s business judgment in light of prevailing conditions in the insurance market;

(xviii)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xix)         agree to take any action that is prohibited by this Section 4.2(b).

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

Section 5.1            Investigation.

(a)               Each of East and Central shall afford to the other party and to the directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent East or Central, as applicable, or its respective Subsidiaries has to right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding East and the East Subsidiaries, as Central may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement (collectively, the “Activities”), or regarding Central and the Central Subsidiaries, as East may reasonably request in connection with the Activities, as the case may be, provided, however, that in no event shall access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Notwithstanding the foregoing, neither East nor Central nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law, Contract or obligation of confidentiality to which such party or any of its Subsidiaries is a party (provided that Central or East, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law.

(b)               The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of July 30, 2020, between East and Central (the “Confidentiality Agreement”).

Section 5.2            Registration Statement and Proxy Statement for Stockholder Approval.

(a)               As soon as practicable following the execution of this Agreement, Central and East shall jointly prepare and each shall file with the SEC a joint proxy statement in preliminary form, which shall contain each of the Central Recommendation and the East Recommendation (unless, in either case, a Central Adverse Recommendation Change or an East Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement”), and Central shall prepare and file with the SEC (a) a Registration Statement on Form S-4, in which the Joint Proxy Statement will be included, and (b) a prospectus relating to the Central Common Stock to be offered and sold pursuant to this Agreement and the Merger. Central and East shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Central and East shall use its reasonable best efforts to mail the Joint Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Central shall also use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Central Common Stock pursuant to this Agreement, and each party shall furnish all information concerning East, Central and the holders of capital stock of East and Central, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement will be made by Central, or with respect to the Joint Proxy Statement will be made by East, Central or any of their Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Central will advise East, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Central Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Central and East shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to East or Central, or any of their respective Affiliates, officers or directors, is discovered by East or Central which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Central Stockholders or the East Stockholders, as applicable.

Section 5.3            Stockholders Meetings.

(a)               East shall take all action necessary in accordance with applicable Laws and the East Organizational Documents to duly give notice of, convene and hold a meeting of the East Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to consider the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “East Stockholders’ Meeting”). Subject to Section 5.4(b) and (c), East will, through the East Board, recommend that the East Stockholders adopt this Agreement and will use commercially reasonable efforts to solicit from the East Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the East Stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, East agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to East of any Acquisition Proposal with respect to East or (B) any East Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to East shall be presented to the East Stockholders for approval at the East Stockholders’ Meeting or any other meeting of the East Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit East or the East Board from disclosing to the East Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to East or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, East (i) shall be required to adjourn or postpone the East Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the East Stockholders or (B) if, as of the time for which the East Stockholders’ Meeting is scheduled, there are insufficient shares of East Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such East Stockholders’ Meeting and (ii) may adjourn or postpone the East Stockholders’ Meeting if, as of the time for which the East Stockholders’ Meeting is scheduled, there are insufficient shares of East Common Stock represented (either in person or by proxy) to obtain the East Stockholders’ Approval; provided, however, that the East Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.

(b)               Central shall take all action necessary in accordance with applicable Laws and the Central Organizational Documents to duly give notice of, convene and hold a meeting of the Central Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Central Proposal (the “Central Stockholders’ Meeting”). Subject to Section 5.4(e) and (f), Central will, through the Central Board, recommend that the Central Stockholders approve the Central Proposal and will use commercially reasonable efforts to solicit from the Central Stockholders proxies in favor of the Central Proposal and to take all other action necessary or advisable to secure the vote or consent of the Central Stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Central agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Central of any Acquisition Proposal with respect to Central or (B) any Central Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Central shall be presented to the Central Stockholders for approval at the Central Stockholders’ Meeting or any other meeting of the East Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Central or the Central Board from disclosing to the Central Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Central or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, Central (i) shall be required to adjourn or postpone the Central Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Central Stockholders or (B) if, as of the time for which the Central Stockholders’ Meeting is scheduled, there are insufficient shares of Central Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Central Stockholders’ Meeting and (ii) may adjourn or postpone the Central Stockholders’ Meeting if, as of the time for which the Central Stockholders’ Meeting is scheduled, there are insufficient shares of Central Common Stock represented (either in person or by proxy) to obtain the Central Stockholders’ Approval; provided, however, that the Central Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.

Section 5.4            Non-Solicitation.

(a)               East agrees that, except as expressly contemplated by this Agreement, neither it nor any of the East Subsidiaries shall, and East shall use its reasonable best efforts, and shall cause each of the East Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to East or any of the East Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to East, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(a), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to East or any of the East Subsidiaries or afford access to the properties, books or records of East or any of the East Subsidiaries to any Person that has made an Acquisition Proposal with respect to East or to any Person in contemplation of making an Acquisition Proposal with respect to East, or (iii) accept an Acquisition Proposal with respect to East or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to East (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause East to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, an “East Acquisition Agreement”). Any violation of the foregoing restrictions by the East Subsidiaries or by any Representatives of East or any of the East Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of East or any of the East Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by East. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the East Stockholder Approval, East and the East Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement, East receives a written Acquisition Proposal with respect to East from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by East or any of the East Subsidiaries or any of their respective Representatives), (x) East provides Central the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the East Board determines in good faith (after consultation with East’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to East, and (z) the East Board determines in good faith (after consultation with East’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that East shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(a) and subject to compliance with East’s obligations contained in Section 5.4(g), if East receives, following the date hereof and prior to the East Stockholders’ Meeting, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, East and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that East may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit East or the East Board from taking and disclosing to the East Stockholders a position with respect to an Acquisition Proposal with respect to East pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(b)               Neither (i) the East Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Central or Merger Sub), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Central or Merger Sub), the East Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to East (any action described in this clause (i) being referred to as an “East Adverse Recommendation Change”) nor (ii) shall East or any of the East Subsidiaries execute or enter into an East Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the East Stockholder Approval, and subject to East’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to East that was not initiated, solicited, knowingly encouraged or knowingly facilitated by East or any of the East Subsidiaries or any of their respective Representatives, the East Board may make an East Adverse Recommendation Change; provided, however, that East shall not be entitled to exercise its right to make an East Adverse Recommendation Change in response to a Superior Proposal with respect to East (x) until three (3) Business Days after East provides written notice to Central (an “East Notice”) advising Central that the East Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3) Business Day period, Central proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the East Board determines in good faith (after consultation with East’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to East and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new East Notice and a new two (2) Business Day period under this Section 5.4(b)) and (z) unless the East Board, after consultation with outside legal counsel, determines that the failure to make an East Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(c)               Notwithstanding the first sentence of Section 5.4(b), at any time prior to obtaining the East Stockholder Approval, and subject to East’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to an East Intervening Event, the East Board may make an East Adverse Recommendation Change described in clause (A) of the definition thereof if the East Board (i) determines in good faith, after consultation with East’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such East Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such East Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to East and (iii) provides written notice to Central (an “East Notice of Change”) advising Central that the East Board is contemplating making an East Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the East Board may not make such an East Adverse Recommendation Change until the third Business Day after receipt by Central of the East Notice of Change and (y) during such three (3) Business Day period, at the request of Central, East shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the East Board not to make such East Adverse Recommendation Change consistent with its fiduciary duties.

(d)               Central agrees that, except as expressly contemplated by this Agreement or Section 5.4(d) of the Central Disclosure Letter, neither it nor any of the Central Subsidiaries shall, and Central shall use its reasonable best efforts, and shall cause each of the Central Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Central or any of the Central Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Central, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(d), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Central or any of the Central Subsidiaries or afford access to the properties, books or records of Central or any of the Central Subsidiaries to any Person that has made an Acquisition Proposal with respect to Central or to any Person in contemplation of making an Acquisition Proposal with respect to Central, or (iii) accept an Acquisition Proposal with respect to Central or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Central (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Central to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, a “Central Acquisition Agreement”). Any violation of the foregoing restrictions by any of the Central Subsidiaries or by any Representatives of Central or any of the Central Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Central or any of the Central Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Central. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Central Stockholder Approval, Central and the Central Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement, Central receives a written Acquisition Proposal with respect to Central from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Central or any of the Central Subsidiaries or any of their respective Representatives), (x) Central provides East the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Central Board determines in good faith (after consultation with Central’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Central, and (z) the Central Board determines in good faith (after consultation with Central’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Central shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(d), and subject to compliance with Central’s obligations contained in Section 5.4(g), if Central receives, following the date hereof and prior to the Central Stockholders’ Meeting, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, Central and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Central may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Central or the Central Board from taking and disclosing to the Central Stockholders a position with respect to an Acquisition Proposal with respect to Central pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(e)               Neither (i) the Central Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend or modify or qualify in a manner adverse to East), or publicly propose or announce any intention to withhold or withdraw (or amend or modify or qualify in a manner adverse to East), the Central Recommendation or the Central Proposal or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Central (any action described in this clause (i) being referred to as a “Central Adverse Recommendation Change”) nor (ii) shall Central or any of the Central Subsidiaries execute or enter into, a Central Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Central Stockholder Approval, and subject to Central’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Central, that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Central or any of the Central Subsidiaries or any of their respective Representatives, the Central Board may make a Central Adverse Recommendation Change; provided, however, that Central shall not be entitled to exercise its right to make a Central Adverse Recommendation Change in response to a Superior Proposal with respect to Central (x) until three (3) Business Days after Central provides written notice to East (a “Central Notice”) advising East that the Central Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3) Business Day period, East proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Central Board determines in good faith (after consultation with Central’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Central and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Central Notice and a new two (2) Business Day period under this Section 5.4(e)) and (z) unless the Central Board, after consultation with outside legal counsel, determines that the failure to make a Central Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(f)                Notwithstanding the first sentence of Section 5.4(e), at any time prior to obtaining the Central Stockholder Approval, and subject to Central’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Central Intervening Event, the Central Board may make a Central Adverse Recommendation Change described in clause (A) of the definition thereof if the Central Board (i) determines in good faith, after consultation with Central’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Central Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Central Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Central and (iii) provides written notice to East (a “Central Notice of Change”) advising East that the Central Board is contemplating making a Central Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Central Board may not make such a Central Adverse Recommendation Change until the third Business Day after receipt by East of the Central Notice of Change and (y) during such three (3) Business Day period, at the request of East, Central shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Central Board not to make such Central Adverse Recommendation Change consistent with its fiduciary duties.

(g)               The parties agree that in addition to the obligations of East and Central set forth in the foregoing paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, East or Central, as applicable, shall advise Central or East, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and East or Central, as applicable, shall promptly provide to Central or East, respectively, copies of any written materials received by East or Central, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of East and Central agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other. East and Central shall keep Central and East, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of East and Central agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided, however, that prior to, but not after, obtaining the East Stockholder Approval or Central Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the East Board or Central Board (as applicable) determines in good faith after consultation with East’s or Central’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, East or Central (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to East or Central (as applicable), on a confidential basis, provided, however, that East or Central (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.

(h)               Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.

Section 5.5            Consummation of the Merger; Additional Agreements.

(a)               As promptly as reasonably practicable (but in no event later than ten (10) Business Days following the date of this Agreement), following the date of this Agreement, East and Central each shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein to the extent any such filing is required by the HSR Act. East and Central shall each use reasonable best efforts to obtain early termination of any waiting period under the HSR Act and East and Central shall each promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(a) so as to preserve any applicable privilege.

(b)               Each of East and Central shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Each of Central and East shall promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the parties may reasonably deem appropriate. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(b) so as to preserve any applicable privilege. No party shall independently participate in any meeting, or engage in any substantive meeting, with any Governmental Entity in respect to any filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust Laws or any applicable state Laws in connection with the Merger and the other transactions contemplated by this Agreement. The parties shall discuss in advance and jointly determine the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(c)               Each of East and Central shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Merger.

(d)               Subject to the conditions and upon the terms of this Agreement, each of Central and East shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement (provided, however, that Central, Merger Sub and East shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)); and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.

(e)               Notwithstanding anything to the contrary contained in this Agreement, (i) neither East nor Central shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Merger, the freedom of action of Central or any of Central’s Affiliates with respect to, or its ability to retain, East and the East Subsidiaries, Central or the Central Subsidiaries, or any of the respective businesses or assets of Central, East or any of their respective Subsidiaries or Affiliates and (ii) neither Central nor East, nor any of their respective Affiliates, shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, East and the East Subsidiaries, Central or the Central Subsidiaries, or any of the respective businesses or assets of Central, East or any of their respective Subsidiaries or Affiliates, in each case if such divestiture or other action with respect thereto would, individually or in the aggregate, reasonably be expected to impair the benefits of the Merger to Central or to have an East Material Adverse Effect or a Central Material Adverse Effect.

Section 5.6            East Equity Awards.

(a)               East Stock Options. At the Effective Time, each stock option issued under an East Benefit Plan (an “East Stock Option”) that is outstanding immediately prior to the Effective Time and that by its terms does not settle by reason of the occurrence of the Closing shall, by virtue of the occurrence of the Closing and without any action by Central, Merger Sub, East or the holder thereof, cease to represent an option to purchase East Common Stock and be converted into an option to purchase a number of shares of Central Common Stock (such option, a “Converted Stock Option”) equal to the product (with the result rounded down to the nearest whole number) of (i) the number of shares of East Common Stock subject to each such East Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per East Common Stock of such East Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Central Common Stock purchasable pursuant to the Converted Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and, as applicable, Section 422 of the Code. Immediately following the Effective Time, each Converted Stock Option otherwise shall continue to be governed by the same terms and conditions (including vesting, forfeiture and exercisability terms) as were applicable to the corresponding East Stock Option immediately prior to the Effective Time.

(b)               East RSUs. At the Effective Time, each restricted stock unit (including those subject to performance-based vesting conditions) under an East Benefit Plan (an “East RSU”) that is outstanding immediately prior to the Effective Time and that by its terms does not settle by reason of the occurrence of the Closing shall, by virtue of the occurrence of the Closing and without any action by Central, Merger Sub, East or the holder thereof, be assumed by Central and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Central Common Stock (such restricted stock unit, a “Converted RSU”) equal to the product of the number of East Common Stock subject to the East RSU immediately prior to the Effective Time multiplied by the Exchange Ratio. Immediately following the Effective Time, each Converted RSU otherwise shall continue to be governed by the same terms and conditions (including vesting and forfeiture) as were applicable to the corresponding East RSU immediately prior to the Effective Time, except that any performance-based vesting condition that applied to the East RSU immediately prior to the Effective Time will be treated as having been attained based on actual results measured using the average five (5) day closing price of East Common Stock ending on the day immediately preceding the Closing Date as determined by the Compensation Committee of the East Board, so that such East RSU will remain solely subject to the time-based vesting requirements in effect for the East RSU immediately prior to the Effective Time.

(c)               East Restricted Stock. At the Effective Time, each restricted stock award under an East Benefit Plan (“East RSA”) that is outstanding immediately prior to the Effective Time and that by its term does not vest by reason of the occurrence of the Closing shall, by virtue of the occurrence of the Closing and without any action by Central, Merger Sub, East or the holder thereof, be converted pursuant to Section 1.6(a)(ii) into shares of Central Common Stock and assumed by Central, except the number of shares subject to such award will be rounded to the nearest number of whole shares (such restricted stock award, a “Converted RSA”). Immediately following the Effective Time, each Converted RSA otherwise shall continue to be governed by the same terms and conditions (including vesting, forfeiture and transferability terms) as were applicable to the corresponding East RSA immediately prior to the Effective Time.

(d)               ESPP. East’s 2011 Employee Stock Purchase Plan (the “ESPP”) shall terminate as of immediately prior to the Closing Date. For any offering period in effect under the ESPP prior to the Closing, East shall establish a new exercise date to be set under the ESPP, which date shall be no later than five (5) Business Days prior to the Effective Time (the “ESPP Exercise Date”), with the automatic purchase of East Common Stock with respect to accumulated employee contributions of each participant under the ESPP in respect of such offering period to occur on such date. East shall prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP). The amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the ESPP Exercise Date shall, to the extent not used to purchase East Common Stock in accordance with the terms and conditions of the ESPP and this Section 5.6(d), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(e)               Section 409A. To the extent that any award described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(f)                Required Actions. Prior to the Effective Time, the East Board (or, if appropriate, any committee thereof administering any East Benefit Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including making any determinations or adopting resolutions of the East Board or a committee thereof or any administrator of an East Benefit Plan as may be necessary. Central shall take such actions as are necessary for the conversion of the East RSUs, East RSAs and East Stock Options pursuant to this Section 5.6, including reservation, issuance and listing of shares of Central Common Stock as are necessary to effectuate the transactions contemplated by this Section 5.6. Central shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Central Common Stock subject to the Converted Stock Options, Converted RSAs and Converted RSUs and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as of the Effective Time and to maintain the effectiveness of such registration statement covering the Converted Stock Options, Converted RSAs and Converted RSUs (and to maintain the current status of the prospectus contained therein) for so long as the Converted Stock Options, Converted RSAs and Converted RSUs remain outstanding.

Section 5.7            Employee and Labor Matters.

(a)               The following provisions shall apply with respect to the compensation and benefits to be provided after the Effective Time in respect of individuals who are employees of East or any of the East Subsidiaries as of the Effective Time (the “East Employees”) and to individuals who are employees of Central or any of the Central Subsidiaries as of the Effective Time (the “Central Employees” and, together with the East Employees, the “Employees”):

(i)                 East and Central have agreed that, consistent with the current practices of East and Central, East and Central will seek after the Effective Time to attract and retain superior quality executive, managerial, technical and administrative personnel in every market in which they conduct activities and will generally implement compensation and benefit plans and policies necessary or appropriate to achieve this objective. It is the specific intention that, in each of the markets in which they operate, the compensation and benefit programs of East and Central will be competitive with those provided generally in their industry, both with respect to the type and variety of programs as well as the level of benefits afforded.

(ii)              Without limiting the generality of clause (i), above, except as otherwise expressly set forth herein, and subject to applicable Law and any obligations under any Labor Agreement, East and Central agree that, unless otherwise mutually determined before the Effective Time, (I) for the period beginning at the Effective Time and ending one (1) year following the Effective Time, the base pay and post termination severance pay, respectively, of the Employees shall not be reduced, (II) for the period beginning at the Effective Time and ending on December 31, 2021, the target incentive compensation opportunities of the Employees shall not be reduced, (III) for the period beginning at the Effective Time and ending on December 31, 2021, (A) each East Employee shall be provided employee benefits that are substantially no less favorable in the aggregate than either those provided to such East Employee immediately before the Effective Time or those provided from time to time to similarly situated Central Employees and (B) each Central Employee shall be provided employee benefits that are substantially no less favorable in the aggregate than either those provided to such Central Employee immediately before the Effective Time or those provided from time to time to similarly situated East Employees.

(iii)            East and Central agree that, for the period beginning at the Effective Time and ending on December 31, 2021, East Employees will continue to receive or be entitled to receive an annual employer charitable matching contribution of up to $10,000 per East Employee (less any amount matched by East or any East Subsidiary prior to the Closing Date during such year).

(b)               Subject to applicable Law and any obligations under any Labor Agreement, for all purposes under the benefit and compensation plans of Central and the Central Subsidiaries providing benefits to any Employees after the Effective Time (the “New Plans”), each East Employee shall be credited with his or her years of service with East and the East Subsidiaries before the Effective Time, and each Central Employee shall be credited with his or her years of service with Central and the Central Subsidiaries before the Effective Time, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar East Benefit Plan or Central Benefit Plan, as applicable; provided that such service crediting shall not be required (i) to the extent it would result in a duplication of benefits, nor (ii) to the extent East Employees and Central Employees are affected without regard to whether employment before the Effective Time was with East and the East Subsidiaries or Central and the Central Subsidiaries (for example, in the event a New Plan is adopted for East Employees and Central Employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this paragraph (b): (i) each Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable East Benefit Plan or Central Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Employee, Central shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Central shall cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)               Except as otherwise expressly provided in this Agreement, from and after the Effective Time, East and Central shall honor, and shall cause their Subsidiaries to honor, in accordance with its terms (including terms related to the amendment or termination thereof), each employment, severance and termination agreement between East or Central, or any of their respective Subsidiaries, and any current or former officer, director or employee of any such company, to the extent such terms are in effect on the date hereof.

(d)               Nothing contained in this Section 5.7 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer, or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Employee or any other Person, (ii) be considered or deemed to establish, amend, or modify any Central Benefit Plan, East Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract, or (iii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.7 shall not be construed to prevent the termination of employment of any Employee or the amendment or termination of any particular East Benefit Plan or Central Benefit Plan to the extent permitted by its terms and subject to compliance with the terms of this Section 5.7.

(e)               Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated in this Agreement (including any schedules hereto), each party shall provide the other party with a copy of the intended communication, and such other party shall have a reasonable period of time to review and comment on the communication. East and Central shall cooperate in providing any such mutually agreeable communication.

(f)                It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Section 5.7(f) of the East Disclosure Letter or Central Disclosure Letter, as the case may be.

(g)               Prior to the Closing, Central and East shall cooperate in good faith to determine the timing and manner in which Central or East, or their respective Subsidiaries, utilize or waive the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 and 3606 of the CARES Act, as applicable.

Section 5.8            Indemnification of Officers and Directors.

(a)               From and after the Effective Time, to the fullest extent permitted by Law, each of Central and the Surviving Corporation agrees that it shall jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of (i) East or any of the East Subsidiaries or (ii) any other Entity that was serving in such capacity at East’s request (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of East or any of the East Subsidiaries, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.

(b)               For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and advancement of expenses of individuals who were directors and officers prior to the Effective Time than are set forth, as of the date of this Agreement, in East’s certificate of incorporation and bylaws.

(c)               The Surviving Corporation (or Central on the Surviving Corporation’s behalf) shall, in its sole discretion, either (i) continue to maintain in effect for a period of at least six (6) years from and after the Effective Time for the Persons who, as of the date of this Agreement, are covered by East’s directors’ and officers’ liability insurance (the, “D&O Insurance”) with recognized insurance companies and with terms, conditions, retentions and levels of coverage at least as favorable as provided in East’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation or Central on the Surviving Corporation’s behalf shall purchase the best available D&O Insurance from a recognized insurance company for such six-year period with terms, conditions, retentions and with levels of coverage at least as favorable as provided in East’s existing policies as of the date of this Agreement, or (ii) obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies for the Persons who, as of the date of this Agreement, are covered by East’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as East’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), with respect to East’s D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event shall Central or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by East for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Central on the Surviving Corporation’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)               In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 5.8(d), any Indemnified Party wishing to claim such indemnification shall promptly notify Central thereof in writing, but the failure to so notify shall not relieve Central or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Central or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation: (i) Central or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Central nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Central or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Central or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Central and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and Central or the Surviving Corporation shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Central and the Surviving Corporation shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Central or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Central or the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Central or the Surviving Corporation elects to assume such defense; (iii) Central and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), in each case if Central or the Surviving Corporation elects not to assume such defense; and (iv) Central and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Central nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit or other Legal Proceeding (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit or other Legal Proceeding or such Indemnified Party otherwise consents in writing.

(e)               If Central or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Central or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.8.

(f)                The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Central and the Surviving Corporation and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.

(g)               The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the East Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement and, in the case of such documents and Contracts, disclosed to Central prior to the execution hereof, and Central shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by East or any of the East Subsidiaries in effect on the date of this Agreement and disclosed to Central prior to the execution hereof, and any provisions under any such applicable Contracts (including such indemnification agreements) shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.

Section 5.9            Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Central and East shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, an East Adverse Recommendation Change or a Central Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4 of this Agreement. No provision of this Agreement shall prohibit either East or Central from issuing any press release or public statement in the event of an East Adverse Recommendation Change or a Central Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4 of this Agreement.

Section 5.10        NYSE Listing of Additional Shares; Delisting.

(a)               Central shall, in accordance with the requirements of the NYSE, use its reasonable best efforts to file with the NYSE a subsequent listing application (“Subsequent Listing Application”) covering the shares of Central Common Stock to be issued to East Stockholders pursuant to this Agreement, subject to official notice of issuance, prior to the Closing Date.

(b)               Prior to the Closing, upon Central’s request, East shall take all actions necessary to be taken prior to Closing to cause the delisting of East Common Stock from the NYSE and the termination of East’s registration of East Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with East’s obligations under the Exchange Act.

Section 5.11        Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Central, East, the Central Board and the East Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

Section 5.12        Section 16. Central shall, prior to the Effective Time, cause the Central Board to approve the issuance of Central equity securities in connection with the Merger with respect to any employees of East who, as a result of their relationship with Central as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the East Board shall approve the disposition of East equity securities (including derivative securities) in connection with the Merger by those directors and officers of East subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 5.13        Notice of Changes. Each of East and Central shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.

Section 5.14        Tax Matters.

(a)               Each of East and Central will (i) use its reasonable best efforts to cause the Merger to qualify, and (ii) not take (and will prevent any Affiliate of such party from taking) any actions that could reasonably be expected to prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”).

(b)               East and Central will use commercially reasonable efforts to cooperate with one another in connection with the issuance of any opinion of counsel relating to the Reorganization Treatment (including in connection with the filing or effectiveness of the Registration Statement), including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of East or Central, as applicable) substantially in the form attached hereto as Exhibit G (the “East Officer’s Certificate”) or Exhibit H (the “Central Officer’s Certificate”), as applicable.

(c)               Each of East and Central will notify the other party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

(d)               This Agreement is intended to constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

(e)               For the avoidance of doubt, each party acknowledges and agrees that its obligations to effect the Merger is not subject to any condition or contingency with respect to the Merger qualifying for the Reorganization Treatment.

Section 5.15        Treatment of Existing Indebtedness.

(a)               Prior to or at the Closing, East shall deliver to Central an executed payoff letter (each, a “Payoff Letter”), in a form and substance reasonably acceptable to Central, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under each of (i) the East Credit Agreement and (ii) the East Loan Agreement (in each case, a draft of which shall be provided to Central no less than two (2) Business Days prior to the anticipated Closing Date). Such Payoff Letter shall (a) confirm the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness under the East Credit Agreement or the East Loan Agreement, as applicable, as of the anticipated Closing Date (and the daily accrual of interest thereafter), (b) contain payment instructions and (c) evidence the satisfaction, release and discharge of the Indebtedness under the East Credit Agreement or the East Loan Agreement, as applicable, and the agreement by such administrative agent or lenders to the release of all Encumbrances (including mortgages) upon the payment of such amount in accordance with the payment instructions. Prior to or at the Closing, East shall have (a) delivered (by the applicable date required under the terms of the East Credit Agreement or the East Loan Agreement, as applicable) any notices necessary to permit the prepayment, payoff, discharge and termination in full at the Closing of all Indebtedness under each of the East Credit Agreement and the East Loan Agreement, in each case, on the Closing Date and (b) obtained such documents (including an authorization to file the Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under each of the East Credit Agreement and the East Loan Agreement, as applicable) and releases as are reasonably necessary to release all Encumbrances (including mortgages) created in connection with each of the East Credit Agreement and the East Loan Agreement, as applicable.

(b)               If requested by Central, East shall, and shall cause its controlled Affiliates and Representatives to use its and their reasonable best efforts to reasonably cooperate with Central with respect to the Existing East Notes and the related indentures (as amended or supplemented prior to the date hereof), to (i) commence any of (1) one or more offers to purchase any or all of the outstanding series of Existing East Notes for cash (the “Offers to Purchase”) or (2) one or more offers to exchange any or all of the outstanding Existing East Notes for securities issued by Central or any of its controlled Affiliates (the “Offers to Exchange”) and (ii) conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to such indentures (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “East Note Offers and Consent Solicitations”); provided that any such transaction shall be funded using consideration provided by Central, Central shall be responsible for all other liabilities, fees and expenses incurred by East or any East Subsidiary in connection with any East Notes Offers and Consent Solicitations and no Offer to Purchase or Offer to Exchange shall be consummated prior to Closing. Any East Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by Central, are reasonably acceptable to East and are permitted or required by the terms of such Existing East Notes, the applicable indentures and applicable Laws, including applicable rules and regulations of the SEC. Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, East shall execute supplemental indentures to the applicable Existing East Notes indentures in accordance with the terms thereof amending the terms and provisions of such indentures in a form as reasonably requested by Central and reasonably acceptable to East, which supplemental indentures shall not become effective until Closing. At Central’s expense, East shall, and shall cause the East Subsidiaries to, and shall use reasonable best efforts to cause its and their respective controlled Affiliates and Representatives to, on a timely basis, upon the reasonable request of Central, provide reasonable assistance and cooperation in connection with any East Note Offers and Consent Solicitations, including but not limited to using reasonable best efforts to (i) cause East’s independent accountants (and certified independent auditors of any Entity recently acquired or whose acquisition by East is pending of whose financial statements would be required to be included in order for a registration statement on Form S-1 filed by East to be declared effective) to provide customary consents for use of their reports and to provide customary comfort letters (including “negative assurances” comfort) for the financial information relating to East and the East Subsidiaries (including any Entity recently acquired by East or whose acquisition by East is pending), in each case, to the extent required in connection with any East Note Offers and Consent Solicitations, (ii) cause East’s Representatives to furnish any customary certificates, legal opinions or negative assurance letters in connection with the East Note Offers and Consent Solicitations, (iii) provide reasonable cooperation to the underwriters, dealer managers or similar agents in any East Note Offers and Consent Solicitations in connection with their related diligence activities, including providing access to documentation reasonably requested by such persons, and (iv) provide reasonable assistance in the preparation of customary documentation, including prospectuses, offers to purchase or similar documents (which may incorporate, by reference, periodic and current reports filed by East with the SEC). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any East Note Offers and Consent Solicitations will be selected by the Central and be reasonably acceptable to East and the fees and expenses of such agents will be paid directly by Central.

Section 5.16       Shareholder Litigation. East shall give Central a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against East or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Central, which consent shall not be unreasonably withheld, conditioned or delayed. Central shall give East a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Central or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of East, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.5, each of Central and East shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

Section 5.17       Cooperation. Each of East and Central will, and will cause its Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of East and Central and their respective Subsidiaries.

Section 5.18       Governance.

Prior to the Effective Time, Central shall take:

(a)               all actions as may be necessary to cause (A) the number of directors constituting the Central Board as of the Effective Time to be 12, and (B) the Central Board as of the Effective Time to be composed of (i) 7 directors currently serving on the Central Board designated by Central prior to the Effective Time (at least 5 of whom shall meet the independence standards of the NYSE with respect to Central), (ii) 5 directors currently serving on the East Board designated by East prior to the Effective Time (at least 4 of whom shall meet the independence standards of the NYSE with respect to Central (and of which one of whom shall be nominated pursuant to the New Felix Stockholders’ Agreement)), (iii) the President and Chief Executive Officer of Central immediately prior to the Effective Time, and (iv) the Chairman and Chief Executive Officer of East immediately prior to the Effective Time;

(b)               all actions as may be necessary to cause (i) each of the Audit, Compensation and Reserves committees of the Central Board as of the Effective Time to be composed of three (3) directors designated by Central and two (2) directors designated by East, and (ii) the Governance committee of the Central Board as of the Effective Time to be composed of two (2) directors designated by Central and two (2) directors designated by East; and

(c)               such other action as is identified in Section 5.18 of the Central Disclosure Letter.

Section 5.19       Corporate Governance Policy.   On or prior to the Closing, Central shall take all actions (including holding a meeting of the Central Board (or a duly authorized committee thereof)) to approve and adopt the Corporate Governance Policy. For a period of two years following the Effective Time (the “Governance Period”), unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Central Board after consultation with outside legal counsel), Central shall not amend, modify or terminate or agree to amend, modify or terminate the Corporate Governance Policy or take any action, or agree to take any action that would have the effect of causing Central to no longer be bound by the Corporate Governance Policy, except as approved by at least 75% of the Central Board or in compliance with the terms of the Corporate Governance Policy. Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Central Board after consultation with outside legal counsel), Central shall comply in all material respects with the Corporate Governance Policy. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) each non-management director designated by East and non-management director designated by Central shall be an express third party beneficiary of this Section 5.19 and (ii) this Section 5.19 shall survive consummation of the Merger until the expiration of the Governance Period and shall be enforceable against Central by any non-management director designated by East who is, at the time of such enforcement action, a director of Central; provided, however that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform this Section 5.19.

Section 5.20       Charitable Contributions. Following the Effective Time, Central shall provide, directly or indirectly, charitable contributions and community support within the Tulsa, Oklahoma area, in accordance with Section 5.20 of the East Disclosure Letter.

Section 5.21        New Felix Agreements. Central agrees that at or prior to the Effective Time, it will enter into the New Felix Stockholders’ Agreement and the New Felix Registration Rights Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1         Conditions to Each Party’s Obligation. The respective obligations of East, Central and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:

(a)               The East Stockholder Approval shall have been obtained;

(b)               The Central Stockholder Approval shall have been obtained;

(c)               No provision of any applicable Law and no Order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Merger;

(d)               Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;

(e)               The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of East or Central, as the case may be, be threatened by the SEC; and

(f)                Central shall have filed with the NYSE the Subsequent Listing Application with respect to the shares of Central Common Stock issued or issuable pursuant to this Agreement and such shares of Central Common Stock shall have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2        Additional Conditions to Central’s and Merger Sub’s Obligations. The respective obligations of Central and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by Central and Merger Sub on or prior to the Effective Time of each of the following conditions:

(a)               East shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b)               The representations and warranties of East contained (i) in the first sentence of Section 2.1(a), Section 2.1(c), Section 2.2 and Section 2.4 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) Section 2.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of East set forth in the first sentence of Section 2.1(a), Section 2.1(c), Section 2.2, Section 2.4 and Section 2.8(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “East Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “East Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, an East Material Adverse Effect; and

(c)               Central shall have received a certificate from a duly authorized officer of East certifying as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.2.

The foregoing conditions are for the sole benefit of Central and Merger Sub and may, subject to the terms of this Agreement, be waived by Central and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Central and Merger Sub. The failure by Central and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.3         Additional Conditions to East’s Obligations. The obligations of East to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by East on or prior to the Effective Time of each of the following conditions:

(a)                Each of Central and Merger Sub shall have performed or complied in all material respects with its respective covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b)               The representations and warranties of Central contained (i) in the first sentence of Section 3.1(a), Section 3.1(c), Section 3.2 and Section 3.4 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) Section 3.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of Central set forth in the first sentence of Section 3.1(a), Section 3.1(c), Section 3.2, Section 3.4 and Section 3.7(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Central Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Central Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Central Material Adverse Effect; and

(c)               East shall have received a certificate from a duly authorized officer of Central as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.3.

The foregoing conditions are for the sole benefit of East and may, subject to the terms of this Agreement, be waived by East, in whole or in part at any time and from time to time, in the sole discretion of East. The failure by East at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

ARTICLE VII

TERMINATION

Section 7.1            Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by East Stockholders or approval of the Central Proposal by the Central Stockholders, in the following circumstances:

(a)               by mutual written consent of Central and East;

(b)               by either Central or East if:

(i)                 the Merger shall not have been consummated on or prior to March 26, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;

(ii)              a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.5 resulted in the entry of the Order or the taking of such other action;

(iii)            the required approval of East Stockholders contemplated by this Agreement at the East Stockholders’ Meeting (or at any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to East where the failure to obtain the required approval of the East Stockholders shall have been caused by the action or failure to act of East and such action or failure to act constitutes a material breach by East of this Agreement; or

(iv)             the required approval of the Central Stockholders contemplated by this Agreement at the Central Stockholders’ Meeting (or any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iv) shall not be available to Central where the failure to obtain the required approval of the Central Stockholders shall have been caused by the actions or failure to act of Central and such action or failure to act constitutes a material breach by Central of this Agreement;

(c)               by Central:

(i)                 at any time prior to the Effective Time, if any of East’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or, any of East’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach (i) is incapable of being cured by East or (ii) shall not have been cured within thirty (30) days of receipt by East of written notice of such breach describing in reasonable detail such breach;

(ii)              at any time prior to the receipt of the East Stockholder Approval, if the East Board or any committee thereof (A) shall make an East Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to East or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to East (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)), (C) shall not include the East Recommendation in the Joint Proxy Statement or (D) shall resolve, agree to, publicly propose to or allow East to publicly propose to take any of the actions in the foregoing clauses (A)-(C);

(iii)            at any time prior to the receipt of the East Stockholder Approval, if East materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of East, (B) East uses reasonable best efforts to remedy such material breach and (C) Central is not significantly harmed as a result thereof.

(d)               by East:

(i)                 at any time prior to the Effective Time, if any of Central’s or Merger Sub’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of Central’s and Merger Sub’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (i) is incapable of being cured by Central or Merger Sub, as the case may be, or (ii) shall not have been cured within thirty (30) days of receipt by Central of written notice of such breach describing in reasonable detail such breach;

(ii)              at any time prior to the receipt of the Central Stockholder Approval, if the Central Board, or any committee thereof (A) shall make a Central Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Central or the execution of a definitive agreement in connection with an Acquisition Proposal with respect to Central (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)), (C) shall not include the Central Recommendation in the Joint Proxy Statement or (D) shall resolve, agree to, publicly propose to or allow Central to publicly propose to take any of the actions in the foregoing clauses (A)-(C); or

(iii)            at any time prior to the receipt of the Central Stockholder Approval, if Central materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of Central, (B) Central uses reasonable best efforts to remedy such material breach and (C) East is not significantly harmed as a result thereof.

Section 7.2            Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.

Section 7.3            Expenses; Termination Fees.

(a)               Expenses.

(i)               Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Merger is consummated.

(ii)              In the event that this Agreement is terminated by either Central or East pursuant to Section 7.1(b)(iii) [No East Stockholder Approval], then East shall pay to Central the Expenses. Any Expenses due under this Section 7.3(a)(ii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(iii)            In the event that this Agreement is terminated by either Central or East pursuant to Section 7.1(b)(iv) [No Central Stockholder Approval], then Central shall pay to East the Expenses. Any Expenses due under this Section 7.3(a)(iii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(b)               Termination Fee.

(i)               In the event that this Agreement is terminated by East pursuant to Section 7.1(d)(ii) [Central Adverse Recommendation Change] or Section 7.1(d)(iii) [Central Material Breach of Non-Solicitation], then Central shall pay to East the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(ii)              In the event that this Agreement is terminated by Central pursuant to Section 7.1(c)(ii) [East Adverse Recommendation Change] or Section 7.1(c)(iii) [East Material Breach of Non-Solicitation], then East shall pay to Central the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(iii)             In the event that (A) prior to the East Stockholders’ Meeting, an Acquisition Proposal with respect to East is publicly proposed or publicly disclosed after the date of this Agreement , (B) this Agreement is terminated by Central or East pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iii) [No East Stockholder Approval] or Section 7.1(c)(i) [East Breach], and (C) concurrently with or within nine (9) months after any such termination described in clause (B), East or any of the East Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to East (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then East shall pay to Central the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(iv)             In the event that (A) prior to the Central Stockholders’ Meeting, an Acquisition Proposal with respect to Central is publicly proposed or publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Central or East pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iv) [No Central Stockholder Approval] or Section 7.1(d)(i) [Central Breach], and (C) concurrently with or within nine (9) months after any such termination described in clause (B), Central or any of the Central Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Central (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv)), then Central shall pay to East the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(v)             In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the East Stockholder Approval shall not have been obtained and (B) Central would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) [East Adverse Recommendation Change] or Section 7.1(c)(iii) [East Material Breach of Non-Solicitation], then East shall pay to Central the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vi)            In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Central Stockholder Approval shall not have been obtained and (B) East would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) [Central Adverse Recommendation Change] or Section 7.1(d)(iii) [Central Material Breach of Non-Solicitation], then Central shall pay to East the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vii)           As used in this Agreement:

(1)               “Termination Fee” shall mean $75,000,000.

(2)               “Expenses” shall mean reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Merger or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates; provided that the aggregate amount of Expenses reimbursable shall not exceed $20,000,000.

(viii)          Upon payment of the Termination Fee, the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay the Termination Fee or the Expenses, as applicable, on more than one occasion.

(ix)            Notwithstanding anything to the contrary contained in this Section 7.3, if East or Central receives a Termination Fee, then such Person will not be entitled to also receive a payment for the Expenses and if the Termination Fee is payable at such time as such Person has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) such Person shall be deducted from the Termination Fee.

(x)              Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fee and the Expenses, as applicable, are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  If East or Central, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) East or Central, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) East or Central, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(xi)             The parties agree that the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of (A) East and its Subsidiaries against Central and Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment of such amount, none of Central or Merger Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve East of any liability or damages to Central or Merger Sub as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only East shall be liable for damages for such fraud or Willful and Material Breach); and (B) Central and Merger Sub against East and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment of such amount, none of East and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Central and Merger Sub of any liability or damages to East as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Central and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach).

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1            Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of East, Merger Sub and Central at any time (whether before or after any required approval by the East Stockholders or the Central Stockholders); provided, however, that after the receipt of East Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of the NYSE requires further approval of East Stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.2            Waiver.

(a)               No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)               No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.3            No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 8.4            Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the East Disclosure Letter and Central Disclosure Letter) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 8.5            Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 8.6            Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7            Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

Section 8.8            No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I and the provisions of Section 5.6 (including, for the avoidance of doubt, the rights of the former holders of East Common Stock or, where applicable, Converted RSAs, to receive the Merger Consideration) but only from and after the, and subject to the occurrence of, Effective Time, (b) the right of the Indemnified Parties to enforce the provisions of Section 5.8 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time, and (c) the rights of the non-management directors in Section 5.19, Central and East agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.9            Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

If to Central or Merger Sub:

Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, Oklahoma 73102
Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger
Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com with a copy to (which copy shall not constitute notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana Street
Suite 6800
Houston, Texas 77002
Attention: Frank Ed Bayouth II
Email: Frank.Bayouth@skadden.com;

If to East:

WPX Energy, Inc.
One Williams Center, Suite 3800
Tulsa, Oklahoma 74172
Attention: Dennis Cameron
Email: Dennis.Cameron@wpxenergy.com

with a copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention: Sean T. Wheeler; Debbie Yee
Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com;

Kirkland & Ellis LLP
1601 Elm Street
Dallas, Texas 75201
Attention: Kevin T. Crews
Email: kevin.crews@kirkland.com

Section 8.10        Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

Section 8.11        Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.12        Construction.

Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)               for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b)               the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;

(c)               examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d)               the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(e)               all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(f)                the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(g)               a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h)               all references to prices, values or monetary amounts refer to United States dollars;

(i)                 this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(j)                 the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k)               any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l)                 the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m)             all references to a Person includes such Person’s predecessors and permitted successors and assigns;

(n)               unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(o)               all references to days mean calendar days unless otherwise provided;

(p)               all references to time mean Oklahoma City, Oklahoma time; and

(q)               all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 26, 2020.

Section 8.13        Certain Definitions.

(a)               As used in this Agreement, the following terms have the following meanings:

(i)                 “Acceptable Confidentiality Agreement” shall mean (a) a confidentiality agreement on terms no less favorable to East or Central, as applicable, than the terms of the Confidentiality Agreement and (b) such confidentiality agreement shall not prohibit compliance by Central or East, as applicable, with any of the provisions of Section 5.4 as between Central, on the one hand, and East, on the other hand.

(ii)              “Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

(iii)            “Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act.

(iv)             “Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(v)               “Book-Entry Common Share” shall mean each uncertificated share of East Common Stock.

(vi)             “Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York or Oklahoma are authorized or required by Law to be closed.

(vii)          “Central Credit Agreement” shall mean that certain Credit Agreement, dated as of October 5, 2018, among Central, as borrower, Bank of America, N.A., as administrative agent, swing line lender and a letter of credit issuer, and the lenders and letter of credit issuers from time to time party thereto, as amended by that First Amendment to Credit Agreement and Extension Agreement, dated as of December 13, 2019, and as further amended, restated, supplemented or otherwise modified from time to time.

(viii)        “Central Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Central Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Central Board prior to obtaining the Central Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Central Intervening Event: changes in the market price or trading volume of Central Common Stock, East Common Stock or any other securities of Central or East, or any change in credit rating of Central or East or the fact that Central or East meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Central Intervening Event).

(ix)             “Central Material Adverse Effect” shall mean, when used with respect to Central and the Central Subsidiaries, (A) a material adverse effect on the ability of Central and the Central Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Central and the Central Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Central Material Adverse Effect has occurred:

(1)               changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2)               changes in general economic conditions in the:

(A)             oil and gas exploration and production industry;

(B)              the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C)               the natural gas liquids fractionating and transportation industry generally;

(D)              the crude oil and condensate logistics and marketing industry generally; and

(E)              the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(3)               the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4)               any hurricane, tornado, flood, earthquake or other natural disaster;

(5)               any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6)               the identity of, or actions or omissions of, East and its respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of East; provided that the exception in this clause (6) shall not apply to references to “Central Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(7)               the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Central Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(8)               any change in the market price or trading volume of the common stock of Central (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Central Material Adverse Effect);

(9)               any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Central Material Adverse Effect);

(10)           any downgrade in rating of any Indebtedness or debt securities of Central or any of the Central Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Central Material Adverse Effect);

(11)           changes in any Laws or regulations applicable to Central or any of Central’s Subsidiaries or their respective assets or operations;

(12)           changes in applicable accounting regulations or the interpretations thereof; and

(13)           any Legal Proceedings commenced by or involving any current or former director or stockholder of Central (on its own behalf or on behalf of Central) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby.

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Central Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Central and the Central Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Central and the Central Subsidiaries operate.

(x)               “Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

(xi)             “Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

(xii)           “Corporate Governance Policy” means the amended Corporate Governance Guidelines of Central to be adopted by Central in accordance with Section 5.19  and appended to this Agreement as Exhibit D.

(xiii)        “Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(xiv)         “DTC” means The Depositary Trust Company.

(xv)           “East Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of March 18, 2016, among East, as borrower, Wells Fargo Bank, National Association, as administrative agent and swingline lender, and the lenders from time to time party thereto, as amended by that certain Second Amendment to Second Amended and Restated Credit Agreement and First Amendment to Guaranty and Collateral Agreement, dated as of April 17, 2018, as further amended by that certain Third Amendment to Second Amended and Restated Credit Agreement, dated as of April 22, 2019, as further amended by that certain Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of September 16, 2019, and as further amended, restated, supplemented or otherwise modified from time to time.

(xvi)         “East Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the East Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the East Board prior to obtaining the East Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute an East Intervening Event: changes in the market price or trading volume of Central Common Stock, East Common Stock or any other securities of Central or East, or any change in the credit rating of Central or East or the fact that Central or East meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute an East Intervening Event).

(xvii)      “East Loan Agreement” shall mean that certain Loan Agreement, by and among WXP Energy Headquarters, LLC, as borrower, the lenders from time to time party thereto, and BOKF, NA dba Bank of Oklahoma, as administrative agent, dated as of January 13, 2020, and as further amended, restated, supplemented or otherwise modified from time to time.

(xviii)    “East Material Adverse Effect” shall mean, when used with respect to East and the East Subsidiaries, (A) a material adverse effect on the ability of East and the East Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of East and the East Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not an East Material Adverse Effect has occurred:

(1)               changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2)               changes in general economic conditions in the:

(A)             oil and gas exploration and production industry;

(B)              the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C)              the natural gas liquids fractionating and transportation industry generally;

(D)             the crude oil and condensate logistics and marketing industry generally; and

(E)              the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(3)               the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4)               any hurricane, tornado, flood, earthquake or other natural disaster;

(5)               any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6)               the identity of, or actions or omissions of, Central, Merger Sub or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Central; provided that the exception in this clause (6) shall not apply to references to “East Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(7)               the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “East Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(8)               any change in the market price or trading volume of the common stock of East (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, an East Material Adverse Effect);

(9)               any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, an East Material Adverse Effect);

(10)           any downgrade in rating of any Indebtedness or debt securities of East or any of the East Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, an East Material Adverse Effect);

(11)           changes in any Laws or regulations applicable to East or any of East’s Subsidiaries or their respective assets or operations;

(12)           changes in applicable accounting regulations or the interpretations thereof; and

(13)           any Legal Proceedings commenced by or involving any current or former director or stockholder of East (on its own behalf or on behalf of East) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby.

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether an East Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects East and the East Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which East and the East Subsidiaries operate.

(xix)         “Economic Sanctions/Trade Laws” shall mean all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls “OFAC”, or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State and (C) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

(xx)           “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(xxi)         “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(xxii)      “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

(xxiii)    “Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by East or Central, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(xxiv)     “Environmental Law” shall mean any applicable Law that relates to:

(1)               the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure to Hazardous Materials); or

(2)               the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect on or prior to the date of this Agreement.

(xxv)       “executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.

(xxvi)     “Existing East Notes” shall mean East’s 6.000% Senior Notes due 2022, 8.250% Senior Notes due 2023, 5.250% Senior Notes due 2024, 5.750% Senior Notes due 2026, 5.250% Senior Notes due 2027, 4.500% Senior Notes due 2030 and 5.875% Senior Notes due 2028.

(xxvii)  “Felix” shall mean Felix Energy Holdings II, LLC, a Delaware limited liability company and shall be treated as a wholly-owned Subsidiary of East for all purposes under this Agreement.

(xxviii)       “Felix Balance Sheet” shall means that audited consolidated balance sheet (and notes thereto) of Felix and its consolidated Subsidiaries as of December 31, 2019 set forth in the East March 20 8-K/A.

(xxix)     “Felix Stockholders’ Agreement” means that certain stockholders agreement, dated as of March 6, 2020, by and among East, Felix Investments Holdings II, LLC and solely for certain purposes, EnCap Energy Capital Fund X, L.P., Skye Callantine and Michael Horton.

(xxx)       “GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.

(xxxi)     “Governmental Entity” shall mean any federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or other authority thereof.

(xxxii)  “Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar import pursuant to any Environmental Law, including Hydrocarbons and greenhouse gases or any hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.

(xxxiii)       “Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(xxxiv) “Indebtedness” of any Person shall mean:

(1)               indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(2)               obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;

(3)               obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(4)               obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(5)               payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(6)               obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person; and

(7)               obligations of such Person under any Derivative Product; and

(8)               indebtedness of others as described in the foregoing clauses (1) through (7) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

(xxxv)   “Intellectual Property” shall mean all intellectual property rights recognized throughout the world, including all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies and (vi) all applications and registrations for the foregoing.

(xxxvi) “Knowledge” shall mean with respect to any party hereto shall mean the actual knowledge of such party’s executive officers.

(xxxvii)     “Law” shall mean any applicable federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(xxxviii)   “Legal Proceeding” shall mean any action, suit, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.

(xxxix) “Mineral Interest” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

(xl)             “Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where East or Central, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

(xli)          “New Felix Registration Rights Agreement” means that certain registration rights agreement, effective from and after the Effective Time, by and between Central and Felix Investments Holdings II, LLC substantially in the form attached hereto as Exhibit E.

(xlii)        “New Felix Stockholders’ Agreement” means that certain stockholders agreement, effective from and after the Effective Time, by and among Central, Felix Investments Holdings II, LLC and solely for certain purposes, EnCap Energy Capital Fund X, L.P., substantially in the form attached hereto as Exhibit F.

(xliii)      “Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.

(xliv)      “Oil and Gas Properties” shall mean (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (b) all Wells located on or producing from any of the Oil and Gas Leases, Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof), (c) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (d) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (e) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xlv)         “Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.

(xlvi)      “Permit” shall mean any franchise, grant, authorization, license, establishment registration, product listing, permit, easement, variance, exception, consent, certificate, clearance, approval or order of any Governmental Entity.

(xlvii)    “Permitted Encumbrance” shall mean:

(1)               to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;

(2)               contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(3)               lease burdens payable to third parties which are deducted in the calculation of discounted present value in the East Reserve Report, the Felix Reserve Report or the Central Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(4)               (i) contractual or statutory Encumbrances securing obligations for labor, services, materials and supplies furnished to Mineral Interests, (ii) Encumbrances on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (i), (ii) or (iii), such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(5)               Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(6)               customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(7)               such title defects as (A) Central (in the case of title defects with respect to properties or assets of East or any of the East Subsidiaries) may have expressly waived in writing or (B) East (in the case of title defects with respect to properties or assets of Central or any of the Central Subsidiaries) may have expressly waived in writing;

(8)               rights reserved to or vested in any Governmental Entity to control or regulate any of East’s or Central’s or their respective Subsidiaries’ properties or assets in any manner;

(9)               all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the East Owned Real Property or Central Owned Real Property or the properties of East or Central or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the East Reserve Report, the Felix Reserve Report or the Central Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(10)           any Encumbrances discharged at or prior to the Effective Time;

(11)           with respect to the East Real Property or the Central Real Property (as applicable), but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any East Real Property or Central Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and

(12)           nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.

(xlviii)  “Person” shall mean any individual, Entity or Governmental Entity.

(xlix)      “Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(l)                 “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

(li)              “Sanctions Target” shall mean (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.

(lii)            “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(liii)          “Superior Proposal” shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (A) all or substantially all of the assets of such party and its Subsidiaries, taken as a whole, or (B) all or substantially all of the common equity securities of such party, in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4.

(liv)          “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.

(lv)             “Tax Return” shall mean any return, declaration, statement, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(lvi)          “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes and similar charges, fees and assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

(lvii)        “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.

(lviii)      “Treasury Regulations” shall mean the regulations promulgated under the Code.

(lix)          “Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil or Gas Leases or other Oil and Gas Properties.

(lx)             “Wells” shall mean Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of East or Central, as applicable, or any of their Subsidiaries.

(lxi)          “Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DEVON ENERGY

DEVON ENERGY CORPORATION

By:	/s/ David A. Hager
Name: David A. Hager
Title: President and Chief Executive Officer

EAST MERGER SUB, INC.

By:	/s/ David A. Hager
Name: David A. Hager
Title: President and Chief Executive Officer

WPX ENERGY, INC.

By:	/s/ Richard E. Muncrief
Name: Richard E. Muncrief
Title: Chief Executive Officer

Signature Page to

Agreement and Plan of Merger

EXHIBIT A

FORM OF SUPPORT AGREEMENT

Exhibit A - 1

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of September 26, 2020, by and among each stockholder of WPX Energy, Inc., a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Devon Energy Corporation, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and East Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged (the “Merger”) with Merger Sub, and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.10 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;

WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”); and

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, Parent has required that the Stockholders enter into this Agreement.

NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.                  Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a)               Due Organization. Such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)               Authority; No Violation. Such Stockholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.

(c)               The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, in each case except as disclosed in any Schedule 13D filed by such Stockholder prior to the date hereof. Other than that certain stockholders agreement, dated as of March 6, 2020, by and among the Company, Felix Investments Holdings II, LLC, and solely for certain purposes, EnCap Energy Capital Fund X, L.P., Skye Callantine and Michael Horton (the “Stockholders’ Agreement”), none of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, other than the Stockholders’ Agreement (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Stockholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below), and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.

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(d)               Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

(e)               No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.

(f)                Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(g)               Stockholder Has Adequate Information. Such Stockholder is a sophisticated seller with respect to the Subject Shares and has adequate information concerning the business and financial condition of Parent to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in the Merger Agreement and this Agreement. Notwithstanding the foregoing, and for the elimination of doubt, such Stockholder is not waiving and is expressly preserving any claims that might arise in connection with the Registration Statement contemplated to be filed in connection with the Merger.

2.                  Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:

(a)               Due Organization. Parent is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.

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(b)               Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3.                  Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:

(a)               Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote: (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Acquisition Proposal with respect to the Company; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Stockholder (and/or its Controlling Entities) shall retain at all times the right to vote all of its Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

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(b)               No Transfers. Except as provided in the last sentence of this Section 3(b), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Parent Common Stock in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(b), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Stockholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which such Stockholder retains the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period; provided that no such transaction shall (x) in any way limit any of the obligations of such Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholders to perform their obligations under this Agreement.

(c)               Reserved.

(d)               Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(e)               Non-Solicitation. Except to the extent that the Company or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or its Board of Directors under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information relating to the Company or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company, or (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (B) requiring, intending to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement. Each Stockholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to the Company. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.4 of the Merger Agreement.

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4.                  Additional Covenants of the Parties.

(a)               On or prior to the Closing Date, the Stockholders shall take all actions as may be necessary to (A) enter into (i) the stockholders agreement, substantially in the form attached hereto as Exhibit A (the “New Stockholders Agreement”), effective as of the Closing Date and (ii) the registration rights agreement, substantially in the form attached hereto as Exhibit B (the “New Registration Rights Agreement”), effective as of the Closing Date and (B) terminate that certain registration rights agreement, dated as of March 6, 2020, by and among the Company, Felix Investments Holdings II, LLC and the other holders from time to time parties thereto.

(b)               On or prior to the Closing Date, the Parent shall take all actions as may be necessary to enter into (i) the New Stockholders Agreement, effective as of the Closing Date and (ii) the New Registration Rights Agreement, effective as of the Closing Date.

5.                  Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

6.                  Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (z) otherwise materially adversely affects the interests of such Stockholder; (d) the mutual written consent of the parties hereto and (e) the Termination Date. In the event of termination of this Agreement pursuant to this Section 6, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

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7.                  General Provisions.

(a)               Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)               Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i)                 If to the Stockholders, to:

EnCap Investments L.P.

1100 Louisiana, Suite 4900

Houston, Texas 77002

Facsimile: (713) 659-6130

Attention:	Douglas E. Swanson, Jr.
Email:	dswanson@encapinvestments.com

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With copies (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention:	W. Matthew Strock; Doug McWilliams
Facsimile:	(713) 615-5650; (713) 615-5725
Email:	mstrock@velaw.com; dmcwilliams@velaw.com

(ii)              If to Parent, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention:	Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger
Email:	Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana St., Suite 6800

Houston, TX 77002

Attention:	Frank E. Bayouth
Email:	Frank.Bayouth@skadden.com

(c)               Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 26, 2020.

(d)               Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

(e)               Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

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(f)                Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

(g)               Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

(h)               Waiver.

(i)                 No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

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(ii)              No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i)                 Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j)                 Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Stockholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

(k)               Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) the Company and any of its Subsidiaries or (ii) any portfolio company of EnCap Investments L.P. or its affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity.

8.                  Stockholder Capacity. Each Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.

9.                  Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 9 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

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10.              No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct the Stockholders in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Devon Energy Corporation

By:
Name:
Title:

[Signature Page Support Agreement]

Felix Investments Holdings II, LLC

By:
Name:
Title:

Felix Energy Investments II, LLC

By:
Name:
Title:

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:
Name: Douglas E. Swanson, Jr.
Title: Managing Director

EnCap Partners GP, LLC

By:
Name: Douglas E. Swanson, Jr.
Title: Managing Director

[Signature Page Support Agreement]

Schedule A

Name of Stockholder	No. Shares of Company Common Stock
Felix Investments Holdings II, LLC	152,910,532
Felix Energy Investments II, LLC	*
EnCap Energy Capital Fund X, L.P.	*
EnCap Partners GP, LLC	*

* Felix Energy Investments II, LLC, EnCap Energy Capital Fund X, L.P. and EnCap Partners GP, LLC share voting and dispositive power over the shares of Company Common Stock held by Felix Investments Holdings II, LLC as further described in the Schedule 13D filed March 16, 2020.

Schedule - A

Exhibit A

Attached

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of [●], 2020, is entered into by and among Devon Energy Corporation, a Delaware corporation (the ”Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the ”Investor”) and, solely for purposes of Section 2.1 and Section 5.10, EnCap Energy Capital Fund X, L.P. (“EnCap”).

WHEREAS, the Investor and WPX Energy, Inc., a Delaware corporation (“East”), have completed the transactions contemplated by that certain Securities Purchase Agreement, dated as of December 15, 2019, pursuant to which, among other things, the Investor received 152,910,532 shares of East’s common stock, par value $0.01 per share;

WHEREAS, the Company and East have and will effect the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 26, 2020 (the “Signing Date”), pursuant to which, among other things, the Investor has received  [●] shares (the “Issued Shares”) of the Company’s common stock, par value $0.10 per share (“Common Stock”); and

WHEREAS, in connection with, and effective upon, the date of the closing of the transactions contemplated by the Merger Agreement (the “Closing Date”), the Company and the Investor desire to enter into this Agreement to set forth certain understandings among themselves.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1            Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement.

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The term “Beneficially Own” shall have a correlative meaning. For the avoidance of doubt, for purposes of this Agreement, the Investor is deemed to Beneficially Own the shares of Common Stock owned by it notwithstanding the fact that such shares are subject to this Agreement.

“Board” means the Board of Directors of the Company.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Governance Committee” means the Governance Committee of the Board.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Investor Director” means the person listed on Exhibit A hereto, or any other person designated to replace such person in accordance with the terms hereof.

“Investor Group” means the Investor and each of its Affiliates; provided, however, that for purposes of this definition of Investor Group, neither the Investor nor its Affiliates shall be considered to be an Affiliate of the Company or any person Controlled by the Company.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Necessary Action” means, with respect to a specified result, any and all actions necessary to cause such result, including but not limited to executing any and all agreements and instruments that are required to achieve such result and making, or causing to be made, with any and all Governmental Entities, all filings, registrations or similar actions that are required to achieve such result (but solely to the extent such actions are permitted by Law).

“Non-Affiliated Directors” means a director who qualifies as “independent” under the rules of the New York Stock Exchange or the rules of such other national securities exchange on which the Common Stock is then listed or trading and who is not the Investor Director.

“Organizational Documents” means the Company’s certificate of incorporation, bylaws and certificates of designations, each as amended from time to time in accordance with its terms.

“Permitted Transferee” means (i) any direct or indirect member of the Investor who receives shares of Common Stock as a result of a distribution of Common Stock by the Investor (or any subsequent distribution of such shares of Common Stock by any such direct or indirect member of Investor) and (ii) any Affiliate of the Investor.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“SEC” means the United States Securities and Exchange Commission.

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“Subject Policy” means each policy of the Board in place as of the Signing Date that was in effect and applicable to the other directors (a copy of which was provided to the Investor on or prior to the Signing Date or was available on the Signing Date on EDGAR or the Company’s website at www.devonenergy.com), each subsequent policy of the Board required by Law that is in effect and applicable to all Non-Affiliated Directors, and each other subsequent policy of the Board unless such policy would have the effect of excluding the Investor Director named on Exhibit A from serving on the Board.

Section 1.2            Rules of Construction.

(a)               Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Articles and Sections refer to articles and sections of this Agreement; (iii) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any Law or statute shall include all rules and regulations promulgated thereunder, and references to any Law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable Law or statute; (viii) references to any Person include such Person’s successors and permitted assigns; and (ix) references to “days” are to calendar days unless otherwise indicated.

(b)               The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(c)               This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted.

Article II

REPRESENTATIONS AND WARRANTIES

Section 2.1            Representations and Warranties. Each party hereto represents and warrants to the other party as follows: (i) such party has full legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement; (ii) this Agreement has been duly executed and delivered by such party and the execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated by this Agreement have been duly authorized by all Necessary Action on the part of such party and no other actions or proceedings on the part of such party are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement; (iii) this Agreement constitutes the valid and binding agreement of such party, enforceable against such party in accordance with its terms; and (iv) the execution and delivery of this Agreement by such party does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement will not, conflict with or violate any Laws or agreements binding upon such party, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except, with respect to the Company, for filings with the SEC by the Company.

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Article III

COVENANTS

Section 3.1            Designee.

(a)               On the Closing Date, the Company will take all Necessary Action to cause the Investor Director listed in Exhibit A hereto to be appointed to the Board.

(b)               From and after the Closing Date until the Board Designation Expiration Date, the manner for selecting nominees for election to the Board will be as follows, subject to Section 3.4:

(i)                 In connection with each annual or special meeting of stockholders of the Company at which directors are to be elected (each such annual or special meeting, an “Election Meeting”), the Investor shall have the right to designate for nomination one (1) Investor Director during any time that the Investor Group Beneficially Own, and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting, at least ten percent (10%) of the outstanding shares of Common Stock.

(ii)              The Investor shall give written notice to the Governance Committee of the Investor Director no later than the date that is ninety (90) days before the first anniversary of the date that the Company’s annual proxy for the prior year was first mailed to the Company’s stockholders and the Investor shall provide, or cause such individual to provide, to the Company, such information about such individual and the nomination to the Company at such times as the Company may reasonably request in order to ensure compliance with the applicable stock exchange rules and the applicable securities Laws, and to enable the Board of any committee thereof to make determinations with respect to the qualifications of the individual to be the Investor Director (the “Required Information”); provided, however, that if the Investor fails to give such notice or the Required Information in a timely manner, then the Investor shall be deemed to have nominated the incumbent Investor Director in a timely manner. The Investor shall also provide to the Company, upon reasonable request from the Company and in connection with providing the Required Information, evidence reasonably satisfactory to the Company that the Investor Group collectively Beneficially Own the number of shares of Common Stock that would be required to designate the Investor Director pursuant to this Section 3.1(b) then serving on the Board or then being designated to the Board in connection with an Election Meeting, as applicable.

(c)               From and after the Closing Date until the Board Designation Expiration Date, the Company shall take all Necessary Actions to cause the Board to include the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) and otherwise to reflect the Board composition contemplated by Section 3.1, including the following: (i) at each Election Meeting, include (x) the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) in the slate of nominees recommended by the Board to the Company’s stockholders for election as directors, (ii) to solicit proxies in order to obtain stockholder approval of the election of the Investor Director, including causing officers of the Company who hold proxies (unless otherwise directed by the Company stockholder submitting such proxy) to vote such proxies in favor of the election of such Investor Director and (iii) to cause the Investor Director to be elected to the Board, including recommending that the Company’s stockholders vote in favor of the Investor Director in any proxy statement used by the Company to solicit the vote of its stockholders in connection with each Election Meeting.

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(d)               If at any time the Investor Director is serving on the Board when the Investor is not entitled to designate an Investor Director pursuant to Section 3.1(b), then unless otherwise requested by the Board by action of the Non-Affiliated Directors, the Investor shall promptly (and in any event prior to the time the Board next takes any action, whether at a meeting or by written consent) cause such Investor Director to resign from the Board.

(e)               On the earliest to occur of (the “Board Designation Expiration Date”) (i) the Investor Group collectively Beneficially Owning less than ten percent (10%) of the outstanding shares of Common Stock and (ii) such date that the Investor delivers a written waiver of its rights under this Section 3.1 and Section 3.2 to the Company (which shall be irrevocable) the Investor will have no further rights under this Section 3.1 or Section 3.2.

(f)                For the avoidance of doubt and subject to Section 3.5 and Section 3.7, the right granted to Investor to designate a member of the Board is additive to, and not intended to limit in any way, the rights that the Investor may have to nominate, elect or remove directors under the Organizational Documents or Delaware General Corporation Law.

Section 3.2            Vacancies. Subject to Section 3.1 and Section 3.4, if at any time there is no Investor Director serving on the Board and the Investor is entitled to designate an Investor Director pursuant to Section 3.1(b), whether due to the death, resignation, retirement, disqualification or removal from office as a member of the Board of the Investor Director or otherwise, the Board shall take all Necessary Action required to fill the vacancy resulting therefrom with such replacement designated by the Investor as promptly as practicable. In furtherance thereof, the Company and the Board shall use its reasonable best efforts, if requested by the Investor on a timely basis, to fill such vacancy prior to the time the Board next takes action on any other matter.

Section 3.3            Compensation; Indemnification. The Investor Director shall be entitled to the same expense reimbursement and advancement, exculpation and indemnification in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which the Investor Director is a member, if any, in each case to the same extent as the other members of the Board. The Investor Director shall be also entitled to any retainer, equity compensation or other fees or compensation paid to the non-employee directors of the Company for their services as a director, including any service on any committee of the Board.

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Section 3.4            Selection of the Investor Director; Committees.

(a)               The Investor Director’s service as a member of the Board must be reasonably acceptable to the Governance Committee. The parties hereto agree that the person listed on Exhibit A to this Agreement is qualified for service pursuant to the foregoing sentence. Subject to applicable Law and stock exchange rules, until the Board Designation Expiration Date, the Investor Director shall be appointed to serve on the Governance Committee, subject to any limitations imposed by Law or stock exchange rules (including with respect to director independence requirements).

(b)               Notwithstanding anything to the contrary herein, the Investor shall not be entitled to designate any Investor Director pursuant to Section 3.1(a) to the Board if the Board or a committee thereof reasonably determines that (i) the election of such Investor Director to the Board would cause the Company to not be in compliance with applicable Law or (ii) such Investor Director has been involved in any of the events that would be required to be disclosed in a registration statement on Form S-1 pursuant to Item 401(f)(2)-(8) of Regulation S-K under the Securities Act of 1933 or is subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company. In any such case described in clauses (i) or (ii) of the immediately preceding sentence, the Investor shall withdraw the designation of such proposed Investor Director, and, subject to the requirements of this Section 3.4(b) be permitted to designate a replacement therefor (which replacement Investor Director will also be subject to the requirements of this Section 3.4(b)). The Company hereby agrees that the Investor Director listed on Exhibit A to this Agreement would not be prohibited from serving on the Board pursuant to clause (i) of the first sentence of this Section 3.4(b).

(c)               Subject to Section 3.7, the Board may impose as a condition to the Investor Director serving on the Board that such Investor Director agree to, and be subject to, each Subject Policy. For the avoidance of doubt, no Subject Policy shall modify any of the rights and obligations of the parties to this Agreement, the Registration Rights Agreement between the parties dated as of the date hereof, the Merger Agreement or any other agreement entered into between the parties in connection with the transactions contemplated by the Merger Agreement.

Section 3.5            Lock-up. The Investor shall not, without the prior written consent of the Company, during the period commencing on the Closing Date and continuing for one hundred and eighty (180) days after the Closing Date (the “Lock-up Period”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Issued Shares, or otherwise transfer or dispose of, directly or indirectly, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issued Shares (any such transaction described in clause (a) or (b) above, a “Transfer”). Notwithstanding the foregoing, the restrictions set forth in this Section 3.5 shall not apply to (i) Transfers involving in the aggregate no more than [●]1 shares of Common Stock (as appropriately adjusted for any stock split, stock dividend or similar transaction), (ii) Transfers to Permitted Transferees; provided, however, that if such Permitted Transferee is EnCap or any of its Controlled Affiliates, EnCap or such Controlled Affiliate must agree in an executed written agreement (a copy of which will be delivered to the Company) for the benefit of the Company to be bound by the terms of this Section 3.5 prior to such Transfer or distribution, as applicable, and that any Permitted Transferee that is an Affiliate of EnCap and does not otherwise qualify as a Permitted Transferee shall also agree that such Person shall Transfer such shares of Common Stock back to EnCap if, during the Lock-Up Period, such Person ceases to be an Affiliate of EnCap, or (iii) any Transfers made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended by the Board or a committee thereof. Notwithstanding the foregoing, EnCap shall not be entitled to distribute shares of Common Stock to its limited partners during the Lock-Up Period. In connection with any Transfer to a Permitted Transferee, the Company agrees to not take any action that would cause such Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law (“Takeover Laws”), and, at the request of the Investor, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transfer from the Takeover Laws of any state that purport to apply to such transaction.

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Section 3.6            Waiver of Corporate Opportunities. It is hereby acknowledged that members of the Investor Group participate in, and own and will own substantial equity interests in other entities (existing and future) that participate in, the energy industry (“Portfolio Companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those Portfolio Companies. Any individual who serves as the Investor Director may also serve as an employee, partner, officer, director, or member of the Investor Group or Portfolio Companies and, at any given time, members of the Investor Group or Portfolio Companies may be in direct or indirect competition with the Company and/or its subsidiaries. The Company waives, to the maximum extent permitted by Law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the Investor Group or Portfolio Companies or the Investor Director. As a result of such waiver, no member of the Investor Group or Portfolio Companies, nor the Investor Director, shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of the Company or any of its subsidiaries; (B) acquiring assets in the same or similar areas of operation and lines of business of the Company; (C) investing in, owning or disposing of any (public or private) interest in any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries (including any member of the Investor Group, a “Competing Person”); (D) developing a business relationship with any Competing Person; or (E) entering into any agreement to provide any service(s) to any Competing Person or acting as an officer, director, member, manager or advisor to, or other principal of, any Competing Person, regardless (in the case of each of clauses (A) through (E)) of whether such activities are in direct or indirect competition with the business or activities of the Company or any of its subsidiaries (the activities described in clauses (A) through (D) are referred to herein as “Specified Activities”). To the fullest extent permitted by Law, the Company hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being notified of or offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any member of the Investor Group or Portfolio Companies or the Investor Director. Nothing in this Section 3.6 shall be construed to limit or waive any right of the Company or any of its subsidiaries pursuant to any express written agreement between the Company and/or one or more of its subsidiaries, on the one hand, and any member of the Investor Group, any Portfolio Company, or any of their respective employees, partners, officers, directors or members, on the other hand.

1         Note to Draft: To be equal to 1/3 of the Issued Shares.

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Section 3.7            Amendment to Organizational Documents. The Company shall not amend, or propose to amend, the Organizational Documents in any manner that is inconsistent with or would nullify or supersede any of the terms of this Agreement or would prevent any party hereto from complying with its obligations hereunder unless such proposed amendment is approved by the Investor.

Article IV

TERMINATION

Section 4.1            Termination. This Agreement (except with respect to the rights and obligations under Section 3.6 hereof, which shall not be terminable) shall terminate upon the earliest to occur of (a) the last to occur of (i) the Board Designation Expiration Date and (ii) the expiration of the Lock-up Period, (b) the Investor and its Permitted Transferees ceasing to own any shares of Common Stock or (c) the mutual written consent of the parties. Notwithstanding the foregoing, the rights and obligations provided under Section 5.10 shall terminate upon the one-year anniversary of the Board Designation Expiration Date.

Article V

MISCELLANEOUS

Section 5.1            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice). Notices will be deemed to have been duly given hereunder if (a) personally delivered, when received, (b) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (c) mailed by registered or certified mail, five business days after the date on which it is so mailed, and (d) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day and the receiving party affirmatively acknowledges receipt, otherwise, on the next business day.

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(a)	If to the Company, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com

(b)	If to the Investor, to:

Felix Investments Holdings II, LLC
1530 16th Street
Suite 500
Denver, Colorado 80202
Attention:   John D. McCready
E-mail:   johnm@felix-energy.com

(c)	If to EnCap, to:

EnCap Energy Capital Fund X, L.P.
1100 Louisiana Street
Suite 4900
Houston, Texas 77002
Attention:   Douglas E. Swanson, Jr.
E-mail:   dswanson@encapinvestments.com

Section 5.2            Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.3            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

Section 5.4            Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

Section 5.5            Further Assurances.

(a)               Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

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(b)               In the event that the Company or any of its successors or permitted assigns engage in a merger, consolidation, equity security exchange or similar transaction in which the Common Stock is converted into or exchanged for equity securities in another entity, the Company (or such successor or permitted assign) shall cause such other entity to enter into an agreement with the Investor that provides the Investor with rights substantially similar to those provided hereunder.

Section 5.6            Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at Law would be adequate.

Section 5.7            Consent To Jurisdiction. With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by Law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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Section 5.8            Amendments; Waivers.

(a)               No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

(b)               No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 5.9            Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Investor may assign any of its rights hereunder to any of its Affiliates to the extent such Affiliate is Transferred Common Stock not in violation of the terms of this Agreement and provided any such Affiliate execute a joinder to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 5.10        Confidentiality. Each of the Investor and EnCap shall hold, and cause its Affiliates and its and their respective directors, managers, officers, employees, agents, consultants, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure), all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company, East or any of their respective subsidiaries furnished to it or the Investor Director by or on behalf of the Company, East or any of their respective subsidiaries (except to the extent that such information can be shown by the party receiving such Information to have been (a) previously known by such party from other sources; provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party, (b) in the public domain through no violation of this Section 5.10 by such party or (c) later lawfully acquired from other sources by the party to which it was furnished), and no such party shall release or disclose such Information to any other person, except its Representatives (excluding, for the avoidance of doubt, any Portfolio Company, unless such Portfolio Company enters into a joinder agreement with the Company), or use such Information other than in connection with evaluating and taking actions with respect to such Person’s ownership interest in the Company. The Company acknowledges and agrees that the Investor and EnCap may, in the ordinary course of their respective businesses, evaluate investments in the energy industry and that they are actively seeking to invest in energy related projects in a variety of areas, including the provision of fresh water and disposal of produced water in connection with oil and gas exploration and development operations. The Company understands that the Investor, EnCap and the Investor Director will retain certain mental impressions of Information, which are indistinguishable from generalized industry knowledge. Accordingly, the Company agrees that, subject to the terms of this Agreement, the Investor, EnCap and the Investor Director are not precluded from pursuing investments solely because of such retained mental impressions. Notwithstanding any provision of this Agreement to the contrary, no provision of this Agreement shall apply to any action taken independently by any Portfolio Company so long as the Investor or EnCap has not provided such Portfolio Company with any Information. For purposes of clarification, no such Portfolio Company shall be deemed to have been provided with Information solely as a result of the Investor, EnCap, any Investor Director or any Representative (whether such Person has been provided with or has knowledge of Information) serving on the board of such Portfolio Company (provided that such board member does not use Information in connection with the business of such Portfolio Company).

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Devon Energy Corporation

By:
Name:
Title:

Felix Investments Holdings II, LLC

By:
Name:John D. McCready
Title:Chief Executive Officer

Accepted and acknowledged, solely for purposes of Section 2.1, Section 3.5, Section 3.7 and Section 5.10 in this Agreement:

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P., General Partner of EnCap Energy Capital Fund X, L.P.

By:	EnCap Investments L.P., General Partner of EnCap Equity Fund X GP, L.P.

By:	EnCap Investments GP, L.L.C., General Partner of EnCap Investments L.P.

By:
Name:Douglas E. Swanson, Jr.
Title:Managing Partner

EXHIBIT A

INITIAL INVESTOR DIRECTOR

1.	D. Martin Phillips

Exhibit - A

Exhibit B

Attached

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2020, is by and among Devon Energy Corporation, a Delaware corporation (the “Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the “Investor”), and the other Holders (as defined below) from time to time parties hereto.

RECITALS:

WHEREAS, the Investor, the other Holders from time to time parties thereto and WPX Energy, Inc., a Delaware corporation (“East” and together with the Investor and the other Holders from time to time parties thereto, the “East RRA Parties”) are party to that certain Registration Rights Agreement, dated as of March 6, 2020 (the “East Registration Rights Agreement”), pursuant to which, among other things, East provided certain registration rights to the Holders of East Common Stock (as defined below) issued to the Investor pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 15, 2019, between East and the Investor;

WHEREAS, the Company and East have entered into that certain Agreement and Plan of Merger, dated as of September 26, 2020, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and East, pursuant to which, among other things, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into East (the “Merger”), which will survive as a wholly-owned subsidiary of the Company, and the shares of East Common Stock will be converted into shares of common stock, par value $0.10 per share, of the Company (the “Common Stock”);

WHEREAS, in connection with, and effective upon, the date of the closing of the Merger (the “Closing Date”), the Company has issued to the Investor the Issued Shares (as defined below) and all of Investor’s shares of East Common Stock were canceled in accordance with the terms of the Merger Agreement;

WHEREAS, in connection with the closing of the Merger, the Company is granting to the Investor and the other Holders from time to time parties hereto, certain registration rights with respect to the Issued Shares, as set forth in this Agreement; and

WHEREAS, in connection with, and effective upon, entering into this Agreement, the East RRA Parties are entering into that certain termination agreement, dated the date hereof, pursuant to which the East RRA Parties agreed to terminate the East Registration Rights Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

Article I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means (a) as to any Person, other than an individual Holder, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and (b) as to any individual, (i) any Relative of such individual, (ii) any trust whose primary beneficiaries are one or more of such individual and such individual’s Relatives, (iii) the legal representative or guardian of such individual or any of such individual’s Relatives if one has been appointed and (iv) any Person controlled by one or more of such individual or any Person referred to in clauses (i), (ii) or (iii) above. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the introductory paragraph.

“ASR Filing” has the meaning set forth in Section 2.1(a).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Closing Date” has the meaning set forth in the recitals.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.4(c)(i).

“East” has the meaning set forth in the recitals.

“East Common Stock” means the common stock of East, $0.01 par value per share.

“East Registration Rights Agreement” has the meaning set forth in the recitals.

“East RRA Parties” has the meaning set forth in the recitals.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Felix Closing Date” means March 6, 2020.

“Holder” means any record holder of Registrable Securities.

“Holders Securities” has the meaning set forth in Section 2.2(c)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Investor” has the meaning set forth in the introductory paragraph.

“Issued Shares” means the number of shares of Common Stock issued to the Investor pursuant to the terms of the Merger Agreement.

“Losses” has the meaning set forth in Section 3.1.

“Majority Holders” shall mean, at any time, the Holder or Holders of more than fifty percent (50%) of the Registrable Securities at such time.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger Agreement” has the meaning set forth in the recitals.

“Opt-Out Notice” has the meaning set forth in Section 2.4(b).

“Permitted Transferee” of a Holder means (i) any Affiliate of the Holder or (ii) any direct or indirect partner, shareholder or member of the Holder or any trust, family partnership or family limited liability company, the sole direct or indirect beneficiaries, partners or members of which are the Holder or Relatives of the Holder.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.4(a).

“Piggybacking Holder” has the meaning set forth in Section 2.4(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

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“Registrable Securities” shall mean (a) the Issued Shares and (b) any securities issued or issuable with respect to the Issued Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such share has been disposed of pursuant to an effective Registration Statement, (ii) such share has been disposed of under Rule 144 or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act or (iii) such shares are freely tradeable by the Holder thereof without volume or other limitations or requirements under Rule 144 and such Holder and its Affiliates collectively hold less than 5% of the outstanding shares of Common Stock.

“Registration Expenses” means all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., fees of transfer agents and registrars, and the reasonable fees and disbursements of one special legal counsel to represent the Investor in an applicable Shelf Underwritten Offering or Piggyback Underwritten Offering not to exceed $25,000 per Shelf Underwritten Offering or Piggyback Underwritten Offering, but excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Relative” means, with respect to any natural person: (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

“Requesting Holder” has the meaning set forth in Section 2.2(a).

“Required Shelf Filing Date” means the 10th Business Day after the date of this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

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“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering.

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Piggybacking Holder” has the meaning set forth in Section 2.2(b).

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Shelf Underwritten Offering Request” has the meaning set forth in Section 2.2(a).

“Suspension Period” has the meaning set forth in Section 2.3.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Common Stock are sold to an underwriter for reoffer.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective Shelf Registration Statement (other than the Shelf Registration Statement) or (ii) a Registration Statement, in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

Article II

REGISTRATION RIGHTS

Section 2.1            Shelf Registration.

(a)               As soon as practicable, and in any event on or prior to the Required Shelf Filing Date, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”). If at the time of such filing, the Company is a WKSI, the Registration Statement shall be an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act (an “ASR Filing”). If the Shelf Registration Statement does not qualify as an ASR Filing, the Company shall use its commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof and, in any event, within 45 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-3 or 90 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-1. Following the effective date of the Shelf Registration Statement that is not an ASR Filing, the Company shall notify the Holders of the effectiveness of such Registration Statement.

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(b)               The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders.

(c)               The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended as promptly as practicable to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available (which Registration Statement shall also be referred to herein as the Shelf Registration Statement), for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement (as to all Holders).

(d)               When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2            Underwritten Shelf Offering Requests.

(a)               In the event that any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $100 million from such Underwritten Offering (including proceeds attributable to any Registrable Securities included in such Underwritten Offering by any Shelf Piggybacking Holders), the Company shall, at the request (a “Shelf Underwritten Offering Request”) of such Holder or Holders (in such capacity, a “Requesting Holder”), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected by the Requesting Holders holding a majority of the shares of Common Stock expected to be sold in such Underwritten Offering (and reasonably acceptable to the Company) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Requesting Holders in order to expedite or facilitate the disposition of such Registrable Securities and, subject to Section 2.2(c), the Registrable Securities requested to be included by any Shelf Piggybacking Holder (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate (i) in more than two Shelf Underwritten Offerings that are initiated by a Holder pursuant to this Section 2.2 during any 12-month period (and no more than one Shelf Underwritten Offering in any 120-day period) or (ii) in any Shelf Underwritten Offering if the Company has conducted a Shelf Underwritten Offering in the preceding 120-day period in which such Requesting Holder was eligible to exercise piggyback registration rights pursuant to Section 2.4 and was not subject to cutback pursuant to Section 2.4(c) to the number of Registrable Securities that the Requesting Holder had requested be included in the Piggyback Underwritten Offering.

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(b)               If the Company receives a Shelf Underwritten Offering Request, it will give written notice of such proposed Shelf Underwritten Offering to each Holder (other than the Requesting Holder), which notice shall include the anticipated filing date of the related Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Shelf Underwritten Offering, and of such Holders’ rights under this Section 2.2(b). Such notice shall be given promptly (and in any event not later than two Business Day following receipt of the Shelf Underwritten Offering Request); provided, that if the Shelf Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company and the Requesting Holder that the giving of notice pursuant to this Section 2.2(b) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering); and provided further, that the Company shall not so notify any such other Holder that has notified the Company (and not revoked such notice) requesting that such Holder not receive notice from the Company of any proposed Shelf Underwritten Offering. If such notice is delivered pursuant to this Section 2.2(b), each such Holder shall then have three Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.2(b) to request inclusion of Registrable Securities in the Shelf Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Shelf Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Shelf Underwritten Offering.

(c)               If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Requesting Holder of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Holders (and any other shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering) would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

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(i)                 First, all Registrable Securities that the Holders requested to be included therein (the “Holders Securities”) (pro rata among the Holders based on the number of Registrable Securities each requested to be included), and

(ii)              Second, to the extent that the number of Holders Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of shares of Common Stock each requested to be included.

(d)               The Requesting Holders shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.3.

(e)               Each Holder shall have the right to withdraw their Registrable Securities from the Shelf Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw.

Section 2.3            Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay effecting a Shelf Underwritten Offering or (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a period of up to 40 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, (B) that such registration or offering would render the Company unable to comply with applicable securities laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 60 days in any 180-day period or exceed an aggregate of 90 days in any 12-month period; provided, further, that the number of days that the Company may so delay or suspend in accordance with this Section 2.3 in the 180-day period and 12-month period immediately following the Closing Date shall be reduced by the number of days after the Required Shelf Filing Date that the Shelf Registration Statement is declared or otherwise becomes effective.

Section 2.4            Piggyback Registration Rights.

(a)               Subject to Section 2.4(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights, other than the Holders (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to each Holder, which notice shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.4(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering). If such notice is delivered to pursuant to this Section 2.4(a), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.4(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.4(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.4(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Piggybacking Holders and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

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(b)               Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.4 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)               If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering, shares of Common Stock in the following priority:

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(i)                 if the Piggyback Underwritten Offering is for the account of the Company, first, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”), second, the shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the shares of Common Stock that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included);

(ii)              if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given on or prior to the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), second, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), and third, the Company Securities; or

(iii)            if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given after the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), second, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the Company Securities.

Section 2.5            Participation in Underwritten Offerings.

(a)               In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.4, the underwriting agreement into which each Selling Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company, and the Company shall be entitled to designate counsel for the underwriters. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

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(b)               Any participation by the Piggybacking Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company or the other Persons who have registration rights, as applicable.

(c)               In connection with any Piggyback Underwritten Offering in which any Piggybacking Holder includes Registrable Securities pursuant to Section 2.4, such Piggybacking Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.5(a)), custody agreements, powers of attorney, questionnaires, and lock-ups or “hold back” agreements pursuant to which such Piggybacking Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering) and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering.

Section 2.6            Registration Procedures.

(a)               In connection with its obligations under this Article II, the Company will take all reasonably necessary action to facilitate and effect the transactions contemplated thereby, including, but not limited to, the following:

(i)                 promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder or Selling Holder thereof set forth in such Registration Statement;

(ii)              furnish to each Selling Holder, without charge, such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including, without limitation, all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

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(iii)            if applicable, use its commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)             use its commercially reasonable efforts to provide to each Selling Holder and any underwriters a copy of any customary auditor “comfort” letters, legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company;

(v)               promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)             otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and shall furnish to each such Selling Holder at least the Business Day prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or prospectus;

(vii)          provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)        in connection with the preparation and filing of any Registration Statement or any sale of Registrable Securities in connection therewith, the Company will give the Holders offering and selling thereunder, any underwriters and their respective counsels the opportunity to review and provide comments on such Registration Statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto (other than amendments or supplements that do not make any material change in the information related to the Company) (provided that the Company shall not file any such Registration Statement including Registrable Securities or an amendment thereto or any related prospectus or any supplement thereto to which such Holders or any underwriter shall reasonably object in writing), and give each of them, together with any underwriter, broker, dealer or sales agent involved therewith, such access to its books and records and such opportunities to discuss the business of the Company and its subsidiaries with its officers, its counsel, the independent public accountants who have certified its financial statements, and the independent petroleum engineers of the Company as shall be necessary, in the opinion of the Holder’s and such underwriters’ (or broker’s, dealer’s or sales agent’s, as the case may be) respective counsel, to conduct a reasonable due diligence investigation within the meaning of the Securities Act;

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(ix)             use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement, and, if any such order suspending the effectiveness of such Registration Statement is issued, shall promptly use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest possible moment;

(x)               promptly notify the Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (ii) of any delisting or pending delisting of the Common Stock by any national securities exchange or market on which the Common Stock are then listed or quoted, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose;

(xi)             cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed;

(xii)          enter into such customary agreements, including but not limited to lock-up agreements by the Company (and, if reasonably requested by the Managing Underwriter(s), the Company’s directors and “executive officers” (as defined under Section 16 of the Exchange Act)) that extend through 60 days following the entrance into the corresponding underwriting agreement, and to take such other actions as the Holder or Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(xiii)        cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)               Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.6(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.6(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.6(b).

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Section 2.7            Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.8            Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.9            Additional Rights Section 2.10. The Company is not currently a party to and shall not hereafter enter into any agreement with respect to its securities that in any way violates or subordinates rights granted to the Holders by this Agreement without the prior written consent of the Majority Holders.

Article III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1            Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other blue sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

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Section 3.2            Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use therein.

Section 3.3            Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding that is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties that are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

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Section 3.4               Contribution.

(a)               If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)               The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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Article IV

RULE 144; ASSISTANCE WITH TRANSFERS.

Section 4.1            Rule 144.

(a)               With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(i)                 make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)              file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(iii)            so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 4.2            Assistance with Transfers Section 4.3. In connection with any sale or transfer of Registrable Securities by any Holder, including any sale or transfer pursuant to Rule 144 and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall, to the extent allowed by law, take any and all action necessary or reasonably requested by such Holder in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the Company, by (i) issuing such directions to any transfer agent, registrar or depositary, as applicable, (ii) delivering such opinions to the transfer agent, registrar or depositary as are customary for the transaction of this type and are reasonably requested by the same, and (iii) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions with respect to such Registrable Securities; provided, however, that such Holder shall deliver to the Company, in form and substance reasonably satisfactory to the Company, representation letters regarding such Holder's compliance with such rules and regulations, as may be applicable. In addition, the Company, at its sole expense, shall use commercially reasonable efforts to remove any restrictive legend on any shares of Common Stock that are Registrable Securities upon request by the Holder if (A) such shares of Common Stock are sold pursuant to an effective registration statement or (B) a registration statement covering the resale of such shares of Common Stock is effective under the Securities Act and the applicable Holder delivers to the Company a representation letter agreeing that such shares of Common Stock will be sold under such effective registration statement.

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Article V

TRANSFER OR ASSIGNMENT OF RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is (i) a Permitted Transferee or (ii) acquiring at least $100 million of Registrable Securities as determined by reference to the volume weighted average price for such Registrable Securities on any securities exchange or market on which the Common Stock are then listed or quoted for the five trading days immediately preceding the applicable determination date (the “5-Day VWAP”) and such Transferee has delivered to the Company a duly executed Adoption Agreement; provided, that a Holder’s rights under Section 2.2 and Section 2.4 may only be transferred if such Transferee is (i) an Affiliate of the Investor; or (ii) is acquiring at least $100 million of Registrable Securities as determined by the 5-Day VWAP.

Article VI

MISCELLANEOUS

Section 6.1            Termination. This Agreement shall terminate as to any Holder, when such Holder no longer owns any shares of Common Stock that constitute Registrable Securities; provided, however, that Article III shall survive any termination hereof.

Section 6.2            Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.3            Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

Section 6.4            Governing Law; Waiver of Jury Trial.

(a)               This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

(b)               THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

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Section 6.5            Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution for the Registrable Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6            Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

Section 6.7            Notices. All notices or other communications that are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered, (ii) sent by nationally recognized overnight courier, (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)	If to the Company, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana Street
Suite 6800
Houston, Texas 77002
Attention: Frank Ed Bayouth II
Email: Frank.Bayouth@skadden.com

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(b)	If to the Investor, to

Felix Investments Holdings II, LLC
1530 16th Street
Suite 500
Denver, Colorado 80202
Attention: John D. McCready
Email: johnm@felix-energy.com

with copies to (which shall not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Douglas E. McWilliams and W. Matthew Strock
E-mail: dmcwilliams@velaw.com; mstrock@velaw.com

(c)	If to any other Holders, to their respective addresses set forth on the applicable Adoption Agreement;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day, or if not sent on a Business Day, on the first Business Day thereafter, (iii) the next Business Day after delivery, if sent by nationally recognized overnight courier, and (iv) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail.

Section 6.8            Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Majority Holders. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9            Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

Section 6.10        Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

DEVON ENERGY CORPORATION

By:
Name:
Title:

Signature Page To Registration Rights Agreement

FELIX INVESTMENTS HOLDINGS II, LLC

By:
Name: John D. McCready
Title: Chief Executive Officer

Signature Page To Registration Rights Agreement

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [●], 2020, among Devon Energy Corporation (the “Company”), Felix Investment Holdings II, LLC and the Holders party thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.	Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of Registration Rights Agreement, among the Company and the Holders party thereto.

2.	Agreement. Transferee (i) agrees that the shares of Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.	Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

EXHIBIT B

Amended and Restated Certificate of
Incorporation of the Surviving Corporation

Exhibit B - 1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WPX ENERGY, INC.

[●]

The undersigned, [●], certifies that he is the [Secretary] of WPX Energy, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), and, on behalf of the Corporation, hereby further certifies as follows:

A.                The current name of the Corporation is:

WPX Energy, Inc.

B.                 The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 19, 2011, amended and restated in its entirety on December 31, 2011, and amended thereto on May 21, 2015.

C.                 This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

D.                The text of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety, as follows:

ARTICLE I
Name

The name of the Corporation is:

WPX Energy, Inc.

ARTICLE II
Registered Office and Agent

The address of the registered office of the Corporation in the State of Delaware is at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, 19801, and the name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III
Duration

The duration of the Corporation is perpetual.

ARTICLE IV

Purpose

The nature of the business and the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “GCL”).

ARTICLE V
Capital Stock

The Corporation shall be authorized to issue a total of 1,000 shares of common stock, par value $0.10 per share. Except as otherwise required by applicable law or as expressly set forth herein, all shares of common stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

ARTICLE VI
Management and Conduct of the Corporation

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(a)          The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b)          The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.

(c)          The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws so provide.

(d)          In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

ARTICLE VII
Limitation of Director Liability

No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE VIII
Meetings Of Stockholders

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX
Amendment

Except as provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or later prescribed by statute. All rights, powers, privileges, and discretionary authority granted or conferred upon stockholders or directors herein are granted subject to this reservation.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned [Secretary] of WPX Energy, Inc., a Delaware corporation, hereby acknowledges that the foregoing is a full, true, and correct copy of the Second Amended and Restated Certificate of Incorporation of said Corporation in effect on the date of this certificate.

Name:	[●]
Title:	[Secretary]

[Signature Page – Second Restated and Amended Certificate of Incorporation]

EXHIBIT C

Amended and Restated Bylaws of the Surviving Corporation

Exhibit C - 1

SECOND AMENDED AND RESTATED
BYLAWS
OF
WPX ENERGY, INC.
[●]

WPX Energy, Inc. (the “Corporation”) hereby adopts these Second Amended and Restated Bylaws, which restate, amend, and supersede the bylaws of the Corporation in their entirety as described below:

Article I

Name, Purposes, Offices

1.1              Name. The name of this Corporation is “WPX Energy, Inc.”

1.2              Purposes. The Corporation is organized under the laws of the State of Delaware for the purposes set forth in its Second Amended and Restated Certificate of Incorporation, as may be amended from time to time (the “Certificate of Incorporation”).

1.3              Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

1.4              Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board”) may from time to time determine.

Article II

MEETINGS OF STOCKHOLDERS

2.1              Location. All meetings of stockholders for the election of directors or for any other purpose shall be held at such time and place, within or without the State of Delaware, as may be designated from time to time by the Board and stated in the notice of the meeting. The Board may, in its sole discretion, determine that a meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).

2.2              Annual Meeting. The stockholders shall hold an annual meeting for the election of directors and the transaction of such other business as may properly come before the meeting. The meeting shall be held at such date, time, and place, if any, as shall be determined by the Board and stated in the notice of the meeting.

2.3              Special Meetings. Unless otherwise required by law or by the Certificate of Incorporation of the Corporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the chairman of the Board, if there be one, or (ii) the president, (iii) any vice president, if there be one, (iv) the secretary or (v) any assistant secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board, (ii) a committee of the Board that has been duly designated by the Board and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote on the matter for which such Special Meeting of Stockholders is called. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

2.4              Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting, in the form of a writing or electronic transmission, shall be given which shall state the place, if any, date, time, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to notice of such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.

2.5              Adjournments and Postponements. Any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board, without the need for approval thereof by stockholders to reconvene or convene, respectively at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or, with respect to a postponed meeting, are publicly announced. At the adjourned or postponed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or postponement is for more than thirty (30) days, notice of the adjourned or postponed meeting in accordance with the requirements of Section 2.4 shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment or postponement, a new record date for stockholders entitled to vote is fixed for the adjourned or postponed meeting, the Board shall fix a new record date for notice of such adjourned or postponed meeting in accordance with Section 2.10 hereof, and shall give notice of the adjourned or postponed meeting to each stockholder of record entitled to vote at such adjourned or postponed meeting as of the record date fixed for notice of such adjourned or postponed meeting.

2.6              Quorum. Unless otherwise required by the DGCL or other applicable law or the Certificate of Incorporation, the holders of a majority of the shares of stock entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.5 hereof, until a quorum shall be present or represented.

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2.7              Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present at the meeting in person or represented by proxy and entitled to vote on such question, voting as a single class. Each stockholder shall at every meeting of stockholders be entitled to one (1) vote for each share of stock having voting power held. Such votes may be cast in person or by proxy as provided in this Section 2.7. The Board, in its discretion, or the chairman of a meeting of the stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

2.8              List of Stockholders. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be arranged in alphabetical order, and show the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the inspection of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.9              Action by Written Consent of Stockholders. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. The secretary shall give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who have not consented in writing. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 2.9 within sixty (60) days of the first date on which a written consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this Section 2.9, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission shall be deemed delivered to the Corporation upon the earliest of: (i) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Corporation’s principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded; (iii) when a paper reproduction of the consent is delivered to the Corporation’s registered office by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 2.9.

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2.10          Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix, as the record date for stockholders entitled to notice of such adjourned meeting, the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting in accordance with the foregoing provisions of this Section 2.10.

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2.11          Order of Business. The chairman of the meeting shall determine the order of business and the procedure at the meeting.

Article III

Directors

3.1              Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board, which may exercise all such powers of the Corporation and do all such lawful acts and things, except as may be otherwise provided in the DGCL, the Certificate of Incorporation or these Bylaws.

3.2              Number, Qualifications, Term. The number of directors which shall constitute the entire Board shall be determined from time to time by resolution of the Board but shall not be less than one nor more than fifteen. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal. Directors need not be stockholders.

3.3              Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board, may be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

3.4              Meetings. The Board and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board or any committee thereof may be held without call or notice at such place and at such time as may be determined from time to time by the Board or such committee, respectively. Special meetings of the Board may be called by the chairman of the Board, if there be one, the president, or by any director. Special meetings of any committee of the Board may be called by the chairman of such committee, if there be one, the president, or any director serving on such committee. Notice of any special meeting stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) not less than twenty-four (24) hours before the date of the meeting, by telephone, or in the form of a writing or electronic transmission, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

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3.5              Quorum. Except as otherwise required by law or the Certificate of Incorporation, at all meetings of the Board, a majority of the total number of directors, excluding any vacancies, shall constitute a quorum for the transaction of business at any meeting of the Board. If at any meeting a quorum is not present, a majority of the directors present may adjourn the meeting periodically without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum is present. The act of a majority of directors present in person at a meeting at which a quorum is present shall be the act of the Board.

3.6              Presence at Meeting. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.6 shall constitute presence in person at the meeting.

3.7              Action Without Meeting. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any Board committee may be taken without a meeting if all members of the Board or committee, as applicable, consent in writing and the written consent is filed with the minutes of the proceedings of the Board or the committee. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

3.8              Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary for service as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.

3.9              Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes such contract or transaction.

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Article IV

Officers and Employees

4.1              Election.

(a)           The officers of the Corporation shall be chosen by the Board. Officers may include a president, one or more vice presidents, a secretary, and other officers. No officer need be a director or a stockholder. Two or more offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws.

(b)          The Board, at its first meeting held after each Annual Meeting of Stockholders, shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board may be removed at any time by the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board. The salaries of all officers of the Corporation shall be fixed by the Board.

4.2              Term, Removal and Vacancies. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation, or removal. The Board may remove any officer at any time with or without cause, if any, of the person so removed. The Board shall fill any vacancy in any office.

4.3              Chairman of the Board, Chief Executive Officer, and President. The chairman of the Board, if any, or the chief executive officer or president shall, as designated by the Board shall preside at all meetings of the Board and stockholders and may also preside at meetings of committees of which he or she is a member. The chairman of the Board, if any, or the chief executive officer or president shall have such authority and perform such duties as the Board may assign and shall have, subject to the control of the Board, general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board are carried into effect. The chairman of the Board, if present, shall preside at all meetings of the Board and shall have such powers and perform such duties as may be assigned to him by these Bylaws or the Board. The chief executive officer shall perform all duties customarily incident to the office of chief executive office and such other duties as may be assigned to him by the Board, and the president shall perform all duties customarily incident to the office of president and such other duties as may be assigned to him by the Board. In case of the absence or inability to act of the chairman of the Board, the chief executive officer or the president shall have the powers and perform the duties of the chairman of the Board and, if a director, preside at meetings of the Board.

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4.4              Vice Presidents. At the request of the president or in the president’s absence or in the event of the president’s inability or refusal to act (and if there be no chairman of the Board), the vice president, or the vice presidents if there are more than one (in the order designated by the Board), shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice president shall perform such other duties and have such other powers as the Board from time to time may prescribe. If there be no chairman of the Board and no vice president, the Board shall designate the officer of the Corporation who, in the absence of the president or in the event of the inability or refusal of the president to act, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president.

4.5              Secretary and Assistant Secretary. The secretary shall keep the corporate records, and shall give notice of, attend, and record minutes of meeting of stockholders and directors and shall perform like duties for the standing committees of the Board when required. The secretary shall, in general, perform all duties incident to the office of secretary and such other duties as the Board or the president may assign. The secretary shall have custody of the seal of the Corporation and the secretary or any assistant secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the secretary or by the signature of any such assistant secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board or secretary may delegate to them.

4.6              Treasurer and Assistant Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts or receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board, or a committee thereof.

(a)           The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and the Board, at its regular meetings, or when the Board so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

(b)          The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board or the president may from time to time prescribe.

4.7              Other Officers. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

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Article V

Committees

5.1              Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law.

5.2              Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committees and members of committees in Section 5.1, every reference in these Bylaws to a committee of the Board or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.

5.3              Appointment. The Board shall appoint the members of committees and shall designate a chairman of each committee.

5.4              Ex Officio Members. The Board may appoint ex officio non-voting members of committees. Ex officio non-voting members of committees shall be entitled to all of the rights and privileges of regular committee members, but shall not vote or be counted in determining the existence of a quorum.

5.5              Quorum. Except as otherwise required by law or the Certificate of Incorporation, at any meeting of a committee, a majority of the total members of such committee, excluding any vacancies, shall constitute a quorum.

5.6              Manner of Acting. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Any action which may be taken at a meeting of a committee may be taken without a meeting if such action is taken in accordance with Section 3.6.

5.7              Waiver of Notice. Any meeting at which a quorum of committee members is present and for which those who are not present waive notice of the time and place of meeting in writing either before or after the date of the meeting shall be deemed a duly constituted meeting of the committee.

5.8              Removal. The Board may remove any member of a committee.

5.9              Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies on any committee resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the committee or otherwise, may be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director. A committee member so elected shall be elected to hold office until the earlier of the expiration of the term of office of the committee member whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such committee member’s death, resignation, or removal.

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5.10          Expenditures. Any expenditure of corporate funds by a committee shall require prior approval of the Board.

5.11          Procedure. Each committee may adopt its own rules of procedures.

Article VI

STOCK

6.1              Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. The Corporation shall not have power to issue a certificate in bearer form.

6.2              Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

6.3              Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; provided, however, that such surrender and endorsement or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. Every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the secretary or assistant secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

6.4              Lost, Stolen, Destroyed, and Mutilated Certificates. The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

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6.5              Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days nor less than ten (10) days prior to any other action. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Article VII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1              Right to Indemnification.

(a)           Each person (hereinafter referred to as an “indemnitee”) who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she (i) is or was an employee providing service to an employee benefit plan in which the Corporation or any of its subsidiaries or affiliates participates or is a participating company or (ii) is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director or officer (including elected or appointed positions that are equivalent to director or officer) of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or officer (or equivalent) or in any other capacity while serving as a director or officer (or equivalent), shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, Employment Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board.

(b)          To receive indemnification under this Section 7.1, an indemnitee shall submit a written request to the secretary of the Corporation. Such request shall include documentation or information that is necessary to determine the entitlement of the indemnitee to indemnification and that is reasonably available to the indemnitee. Upon receipt by the secretary of the Corporation of such a written request, the entitlement of the indemnitee to indemnification shall be determined by the following person or persons who shall be empowered to make such determination: (i) the Board by a majority vote of the directors who are not parties to such proceeding, whether or not such majority constitutes a quorum, (ii) a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board, a copy of which shall be delivered to the indemnitee, (iv) the stockholders of the Corporation or (v) in the event that a change of control (as defined below) has occurred, by independent legal counsel in a written opinion to the Board, a copy of which shall be delivered to the indemnitee. The determination of entitlement to indemnification shall be made and, unless a contrary determination is made, such indemnification shall be paid in full by the Corporation not later than 60 days after receipt by the secretary of the Corporation of a written request for indemnification. For purposes of this Section 7.1(b), a “change of control” will be deemed to have occurred if the individuals who, as of the effective date of these Bylaws, constitute the Board (the “incumbent board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such effective date whose election, or nomination for election by the stockholders of the Corporation, was approved by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though such individual were a member of the incumbent board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

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7.2              Advancement of Expenses.

(a)           In addition to the right to indemnification conferred in Section 7.1, each director and each Section 16 officer, as determined by the chief executive officer of the Corporation in accordance with Section 16a1-f of the Exchange Act (hereinafter referred to as a “Section 16 officer”) shall, to the fullest extent not prohibited by law, also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or any such officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2(a) or otherwise.

(b)          In addition to the right to indemnification conferred in Section 7.1 and except for the Section 16 officers covered under Section 7.2(a) above, any other officer entitled to indemnification in Section 7.1 shall, to the fullest extent not prohibited by law, also have the right to be paid by the Corporation an advancement of expenses, provided, however, that (i) if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as an officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final adjudication that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2(b) or otherwise, and (ii) unless otherwise available pursuant to Section 7.4, the Corporation shall not advance or continue to advance expenses to any officer covered under this Section 7.2(b) in any proceeding if a determination is reasonably and promptly made (x) by the Board by a majority vote of directors who are not party to the proceeding with respect to which an advancement of expenses is sought, even though less than a quorum, (y) by a majority vote of a committee of such directors designated by a majority vote of such directors, or (z) if there are no such directors or such directors so direct, or in the event of a change of control (as defined in Section 7.1(b)), by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such officer acted in bad faith or in a manner that such officer did not believe to be in or not opposed to the best interests of the Corporation. In no event shall any advance be made in instances where the Board, a committee or independent legal counsel reasonably determines that such officer deliberately breached such officer’s duty to the Corporation or its stockholders.

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(c)           To receive an advancement of expenses under this Section 7.2, an indemnitee shall submit a written request to the secretary of the Corporation. Such request shall reasonably evidence the expenses incurred by the indemnitee and shall include or be accompanied by the undertaking required by Section 7.2(a). Each such advancement of expenses shall be made within 20 days after the receipt by the secretary of the Corporation of a written request for advancement of expenses, subject to the satisfaction of the conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable.

7.3              Right of Indemnitee to Bring Suit. In the event that a determination is made that the indemnitee is not entitled to indemnification or if payment is not timely made following a determination of entitlement to indemnification pursuant to Section 7.1(b) or if an advancement of expenses is not timely made under Section 7.2(c), the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such proceeding, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such proceeding that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such proceeding, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

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7.4              Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or directors, provisions of the Certificate of Incorporation or these Bylaws or otherwise.

7.5              Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

7.6              Indemnification of Employees and Agents of the Corporation. Except for those indemnitees entitled to indemnification under Section 7.1, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

7.7              Nature of Rights. The rights conferred upon indemnitees in this Article VII shall be contract rights. Such rights shall vest at the time an indemnitee becomes a director or officer of the Corporation and shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

7.8              Settlement of Claims. The Corporation shall not be liable to indemnify any indemnitee under this Article VII for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld, or for any judicial award if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

7.9              Subrogation. In the event of payment under this Article VII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

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7.10          Severability. If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (a) the validity, legality and enforceability of the remaining provisions of this Article VII (including, without limitation, all portions of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (b) to the fullest extent possible, the provisions of this Article VII (including, without limitation, all portions of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest enforceable extent.

Article VIII

Notices

8.1              Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given in writing directed to such director’s, committee member’s or stockholder’s mailing address (or by electronic transmission directed to such director’s, committee member’s or stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such director’s, committee member’s or stockholder’s address or (c) if given by electronic mail, when directed to such director’s, committee member’s or stockholder’s electronic mail address unless such director, committee member or stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the under applicable law, the Certificate of Incorporation or these Bylaws. Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 232(e) of the DGCL, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (ii) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

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8.2              Waiver of Notice. Whenever any notice is required, by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by law, the Certificate of Incorporation or these Bylaws.

Article IX

General

9.1              Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.7), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

9.2              Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

9.3              Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

9.4              Corporate Seal. The seal of the Corporation shall be in such form as shall be approved by the Board; provided, however, the corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

9.5              Pronouns. All pronouns in these Bylaws shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context or the identity of the person or persons may require.

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Article X

Forum for adjudication of certain disputes]

10.1          Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the Corporation’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.1 of Article X. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 10.1 of Article X with respect to any current or future actions or claims.

Article XI

Amendments

11.1          Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of a meeting of the stockholders or Board, as the case may be, called for the purpose of acting upon any proposed alteration, amendment, repeal or adoption of new Bylaws. All such alterations, amendments, repeals or adoptions of new Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board then in office. Any amendment to these Bylaws adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

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EXHIBIT D

CORPORATE GOVERNANCE POLICY

Exhibit D - 1

DEVON ENERGY CORPORATION

CORPORATE GOVERNANCE GUIDELINES

(Amended and Restated as of [●])

The Board of Directors (the “Board”) of Devon Energy Corporation (the “Company”) has adopted the following Corporate Governance Guidelines specifically tailored to the needs of the Company. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value and taking into account the interests of the Company’s other stakeholders over the long- term. The Board believes these Guidelines should be an evolving set of corporate governance principles, subject to alteration as circumstances warrant in accordance with the terms hereof.

Director Qualifications and Board Composition

The Governance Committee is responsible for proposing qualified candidates to serve on the Board, and reviews with the Board special director qualifications, taking into account the composition and skills of the entire Board.

Independence — A majority of the Board members must qualify as “independent” Directors in accordance with the listing standards of the New York Stock Exchange (“NYSE”) and the related disclosure requirements in the Securities and Exchange Commission (the “SEC”) Regulation S-K, Item 407(a). All of the members of the Audit Committee, the Compensation Committee, and the Governance Committee must also be Directors determined by the Board to be independent according to these standards and any applicable enhanced standards relating to Board committee membership.

Director Qualifications — The Board believes that individuals nominated by the Board to serve as a Director should have demonstrated notable achievements and have the ability to make significant contributions to the direction of the affairs of the Company and to enhance the ability of the committees of the Board to fulfill their duties. The Governance Committee has established director qualifications that will be considered in evaluating candidates for nomination, a copy of which is attached hereto as Exhibit 1, which includes such factors as:

•	Integrity and Accountability — Character is the primary consideration in evaluating any Board member. Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions.

•	Informed Judgment — Board members should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and wisdom and apply it in decision-making.

Corporate Governance Guidelines

•	Peer Respect — The Board functions best when Directors value Board and team performance over individual performance. Openness to other opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Board members should approach others assertively, responsibly, and supportively and raise tough questions in a manner that encourages open discussion.

•	High Performance Standards — In today’s highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Board members should have a history of achievement that reflects high standards for themselves and others.

Director Recruitment — The Governance Committee shall identify and recruit candidates to serve on the Board. A list of candidates to be elected by stockholders shall be presented to the Board for nomination at each annual meeting of stockholders. Candidates identified to fill vacancies between meetings of stockholders shall be presented to the Board for appointment. The Board will take reasonable steps to ensure that a diverse group of qualified candidates are in the pool from which the Board member nominees are chosen. The Governance Committee may at its discretion seek third-party resources to assist in the process and will make the final recommendation to the Board.

The Governance Committee will consider properly submitted recommendations for nominees from stockholders and will give appropriate consideration in the same manner as given to other nominees. Stockholders who wish to submit director nominees for election may do so by submitting in writing such nominee’s name, in compliance with the procedures required by our Bylaws, to the Governance Committee of the Board of Directors, Attention: Chair of the Governance Committee, c/o Office of the Corporate Secretary, Devon Energy Corporation, 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102-5015. Information on the requirements to ensure that a stockholder’s recommendation is properly and timely submitted can be found in our annual proxy statement.

Director Selection — The Governance Committee shall be responsible for reviewing with the Board any other special director qualifications, taking into account the composition and skills of the entire Board. Given the importance of the Board’s role in monitoring the financial performance of the Company, the Governance Committee shall ensure that a sufficient number of the Board members are financially literate with ability to read a balance sheet, income statement, and cash flow statement and have an understanding of the use of financial ratios and other indices for evaluating Company performance.

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Corporate Governance Guidelines

An invitation to join the Board shall only be extended to a potential candidate at such time as the nomination or appointment of the candidate has been approved by the Board.

Director Resignation Policy — Any nominee for Director in an uncontested election who fails to receive a greater number of votes cast “for” such nominee’s election than the votes cast “withheld” in such nominee’s election shall tender his or her written offer of resignation for consideration by the Governance Committee within 90 days from the date of the election. The Governance Committee shall consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation.

Term Limits — The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of causing the Company to lose the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby provide an increasing contribution to the Board as a whole. The Board believes an annual assessment of Board and committee performance provides each Director an appropriate opportunity to reflect on the effectiveness of the Board, and to confirm a Director’s decision to continue as a member of the Board.

Mandatory Retirement — Non-management Directors will retire as of the annual meeting following their 73rd birthday.

Multiple Directorships — The Company recognizes that its Board members benefit from service on the boards of other companies. While that service is encouraged, it is critical that Directors have the opportunity to dedicate sufficient time to serve on the Company’s Board. It is recommended that Directors serve on no more than four public company boards in addition to the Board.

Directors are expected to promptly advise the Chair of the Board and the Chair of the Governance Committee upon accepting any other public, private, or not-for-profit company directorship or any assignment to the audit committee or compensation committee of the board of directors of any public, private, or not-for-profit company of which such Director is a member.

No Director shall serve as a director, officer, or employee of a competitor of the Company, without the approval of the Governance Committee.

Director Responsibilities

Best Judgment — Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company in a manner consistent with their fiduciary duties. Directors should regularly attend meetings of the Board and of all Board committees upon which they serve, and should review relevant meeting materials in advance of any such meeting.

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Corporate Governance Guidelines

Confidentiality — Directors shall preserve the confidentiality of proprietary material given or presented to the Board.

Conflicts of Interest — Directors must disclose to the Audit Committee any related party transactions and potential conflicts of interest they may have with respect to any matter under discussion and, if appropriate, refrain from voting on a matter in which they may have a conflict.

Meeting Attendance — The Chair of the Board will set the schedule and location for meetings of the Board. The Board will typically hold regular meetings on a quarterly basis. In addition to the regularly scheduled meetings, unscheduled Board meetings may be called, upon proper notice, at any time to address specific needs of the Company. The annual meeting of stockholders will be scheduled in conjunction with a regularly scheduled Board meeting. The Board expects all Board members to attend regularly scheduled Board and committee meetings and the annual meeting of stockholders, unless there are extenuating circumstances.

Change in Status — Directors are expected to report to the Chair of the Board and the Chair of the Governance Committee any substantial changes in his or her principal occupation or professional affiliations or responsibilities, including retirement, and shall submit his or her offer of resignation for consideration by the Governance Committee. The Governance Committee shall consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation.

Stock Ownership — The Board believes that members of the Board should own common stock of the Company to further align their interests and actions with the interests of the Company’s stockholders. The Board has adopted stock ownership guidelines, a copy of which is attached hereto as Exhibit 2.

Board Committees

Standing Committees — The Board shall at all times maintain, at a minimum, an Audit Committee, a Compensation Committee, a Governance Committee, and a Reserves Committee, in each case, comprised during the Governance Period (as defined below) of the number of Directors set forth on Exhibit 3. Each such committee must operate in accordance with applicable laws, their respective charters as adopted and amended from time to time by the Board, the applicable rules and regulations of the SEC, and the listing standards of the NYSE. The Board may also establish such other committees as it deems appropriate and delegate to such committees any authority permitted by applicable law and the Company’s Bylaws as the Board may see fit.

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Corporate Governance Guidelines

Directors’ Compensation

The Governance Committee shall periodically review the form and amounts of Directors’ compensation and make recommendations to the Board with respect thereto. The Board shall set the form and amounts of Directors’ compensation, taking into account the recommendations of the Governance Committee. The Board believes that the amount of Directors’ compensation should fairly reflect the contributions of the Directors to the performance of the Company. The Chair of the Governance Committee shall at least annually obtain a report on the director compensation policies and practices of the Company’s principal competitors and other comparable companies. Only non-management Directors shall receive compensation for their services as Director. To create a direct linkage with corporate performance, the Board believes that a meaningful portion of the total compensation of non-management Directors should be provided and held in Company common stock, stock options, restricted stock awards, or other types of equity-based compensation.

Leadership Structure

The Board reserves the right to determine, from time to time, how to configure the leadership of the Board and the Company in the way that best serves the Company. Subject, during the Governance Period, to the requirements in Exhibit 3, the Board specifically reserves the right to vest the chair and chief executive officer responsibilities in the same individual. The Board has no fixed policy with respect to combining or separating the offices of chair and chief executive officer. In the event one individual holds both positions or if the chair is otherwise not an independent Director, then the non-management Directors, after consulting with all members of the Board, shall, from time to time, appoint an independent Director to serve as the Lead Director.

Board Procedures

Agenda — The Chair of the Board shall set the agendas for meetings of the Board and the Chair of each committee shall set the agendas for meetings of the applicable committee. Any Director may suggest agenda items and may raise at meetings other matters that they consider worthy of discussion.

Information and data that is important to the Board’s understanding of the business to be discussed at meetings will be distributed in advance of meetings to the extent practicable, except when such material is too sensitive to be put in writing. To prepare for meetings, Directors should review these materials in advance of each meeting.

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Corporate Governance Guidelines

Non-Management Director Sessions — Executive sessions or meetings of non-management Directors without management present shall be held at each regularly scheduled quarterly meeting. In the event any of the non-management Directors is not independent, then an executive session including only independent Directors shall be held at least once a year, and if the Chair is not independent, the Lead Director shall preside over such meetings. Additional executive sessions or meetings of non-management Directors may be held from time to time as required. If the Chair is a member of management, then the Lead Director shall preside over meetings of non-management Directors. Executive sessions shall be held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

Orientation and Continuing Education — The Board will establish, or identify and provide access to, appropriate orientation programs, sessions, or materials for newly elected Directors for their benefit either prior to or within a reasonable period of time after their election or appointment. The Board will encourage, but not require, Directors to periodically pursue or obtain appropriate continuing education programs, sessions, or materials as to the responsibilities of directors of publicly traded companies.

Access to Management — The Company shall provide each Director with complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business, and operations.

Independent Advisors — The Board and Board committees, to the extent set forth in the applicable committee charter, have the right to consult and retain independent legal and other advisors at the expense of the Company.

Board Policies

Equity Plans — All Company equity compensation plans, except plans assumed in connection with mergers or acquisitions, and tax qualified and excess benefit plans will be approved by stockholders. Unless submitted to stockholders for approval, stock options will not be repriced.

Code of Conduct — The Company will continuously maintain a Code of Business Conduct and Ethics setting forth the Company’s expectations in various areas of legal and ethical concern. The Code addresses specific elements of the Company’s business and refers to separate Company policies that are currently in place.

Management Evaluation and Succession

Annual Evaluation — The Compensation Committee shall be responsible for coordinating an annual evaluation and determining the annual compensation of the President and Chief Executive Officer. The Chair of the Compensation Committee shall be the liaison with the President and Chief Executive Officer.

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Corporate Governance Guidelines

Succession Planning — The President and Chief Executive Officer shall provide an annual report on succession planning and related personnel development recommendations to the Board or the Compensation Committee, including a short-term succession plan delineating temporary delegation of authority in the event that the President and Chief Executive Officer or any other executive officer is unexpectedly unable to perform his or her duties.

Annual Performance Evaluation of the Board

Board Evaluation — The Board will conduct an annual evaluation of the effectiveness of the Board and the Board committees, which shall be reviewed and discussed by the Governance Committee.

Committee Evaluations — The Governance Committee, the Compensation Committee, the Audit Committee, and the Reserves Committee will complete annual performance evaluations in accordance with their respective charters.

The full Board will discuss the evaluation reports to determine what, if any, actions could improve the effectiveness and performance of the Board or the Board committees.

Reporting of Concerns to Non-Management Directors

The Company shall establish a method whereby interested parties may communicate directly with the Chair or Lead Director, as applicable, or with the non-management Directors of the Board as a group either by email or by telephone, as set forth under the Corporate Governance section of the Company’s website at www.devonenergy.com. Information provided by email or telephone will be monitored by the Corporate Secretary’s office and forwarded to the non- management Directors.

Communication with Stockholders

Except in unusual circumstances or as required by committee charters or as requested by senior management, Directors are expected to follow the principle that senior management, as opposed to individual Directors, shall provide the public voice of the Company. Directors receiving inquiries from a member of the public, institutional investors, the press, customers, securities analysts, stockholders, or others should refer the inquiries to the President and Chief Executive Officer or another appropriate officer of the Company.

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Corporate Governance Guidelines

The Chief Executive Officer is responsible for establishing effective communications with the Company’s stakeholder groups, i.e., stockholders, customers, Company associates, communities, suppliers, creditors, governments, and corporate partners. It is the policy of the Company that management speaks for the Company. This policy does not preclude non-management Directors from meeting with stockholders, but it is preferable for any such meetings to be conducted with management present.

Review of Corporate Governance Guidelines

The Board, with the assistance of the Governance Committee, as appropriate, shall review these Corporate Governance Guidelines from time to time to determinate whether any changes are appropriate. Consistent with NYSE listing requirements these Guidelines will be included on the Company’s website.

During the Governance Period, these Guidelines may be amended, modified, or waived by the affirmative vote of seventy-five percent (75%) of the Directors. Following the Governance Period, these Guidelines may be amended, modified, or waived by the Board, and waivers of these Guidelines may also be granted by the Governance Committee. Any amendments, modifications and waivers shall also be subject to the disclosure requirements and other provisions of the Securities and Exchange Act of 1934, and the rules and regulations promulgated thereunder.

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Exhibit 1

Director Qualifications

Exhibit 1-1

Exhibit 2

Director Stock Ownership Guidelines

Exhibit 2-1

Exhibit 3

Certain Additional Requirements

In connection with the closing of the merger (the “Merger”) under the Agreement and Plan of Merger, dated as of September 26, 2020 (the “Merger Agreement”), by and among the Company, [Merger Sub] and WPX Energy, Inc. (“WPX”), which the Board has deemed advisable and in the best interest of the Company and its stockholders, the Board has agreed to adopt certain requirements of the Board and management which are set forth in this Exhibit 3 and are to be effective from the effective time of the Merger on [●] (the “Effective Date”) and for two years thereafter (the “Governance Period”), unless otherwise altered in accordance with these Guidelines.

1.	Board Size. The Board has, as of the effective time of the Merger, caused the size of the Board to comply with Section 5.18(a) of the Merger Agreement and designated certain persons to the Board as contemplated thereby. The persons designated as Directors by the Company pursuant to Section 5.18(a) of the Merger Agreement and the President and Chief Executive Officer of the Company as of immediately prior to the effective time of the Merger are referred to herein as the “Devon Directors”, and the persons designated as Directors by WPX pursuant to Section 5.18(a) of the Merger Agreement (including the person (the “EnCap Director”) designated pursuant to the Stockholders Agreement among the Company, Felix Investments II, LLC and the other parties thereto) and the Chairman and Chief Executive Officer of WPX as of immediately prior to the effective time of the Merger are referred to herein as the “WPX Directors”. The Board acknowledges that the EnCap Director may, from time to time, serve on the board of directors (or similar governing body) of one or more portfolio companies of EnCap Investments L.P. (or a fund managed thereby) that competes with the Company, and the Board waives the limitation on serving as a director of a competitor with respect to the EnCap Director in respect of any such position with any such portfolio company. If, for any reason, during the Governance Period, (i) any WPX Director is unable or unwilling to serve on the Board or any committee, such vacancy shall be filled by the Board, and the Board shall not nominate or designate any individual to fill such vacancy, unless, not less than a majority of the Continuing WPX Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (ii) any Devon Director is unable or unwilling to serve on the Board or any committee, such vacancy shall be filled by the Board, and the Board shall not nominate or designate any individual to fill such vacancy, unless, not less than a majority of the Continuing Devon Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. For purposes of the preceding sentence, (x) the term “Continuing WPX Directors” shall mean, at any given time, the WPX Directors then serving as Directors and any Directors who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a WPX Director (or any Continuing WPX Director) pursuant to the preceding sentence, and (y) the term “Continuing Devon Directors” shall mean, at any given time, the Devon Directors then serving as Directors and any Directors who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a Devon Director (or any Continuing Devon Director) pursuant to the preceding sentence.

Exhibit 3-1

2.	Re-Election. The Devon Directors and the WPX Directors shall serve as Directors of the Company during the Governance Period. For the first and second annual meetings of the Company’s stockholders following the Effective Date (each, an “Applicable Meeting”), except as provided in this Section 2 of this Exhibit 3, the Governance Committee and the Board shall nominate, recommend and designate the Devon Directors and the WPX Directors then on the Board for re-election (the “Recommended Slate”). The Board and the Governance Committee shall take all action within their power to secure the election of the Recommended Slate at the Applicable Meeting. Notwithstanding the foregoing, if the Governance Committee, by the affirmative vote of 75% of the Directors on the Governance Committee, determines not to nominate any Devon Director or any WPX Director for re-election at an Applicable Meeting, such Director shall not be nominated, recommended or designated for re-election, but, for the avoidance of doubt, the selection of the replacement for such Director shall be subject to the penultimate sentence of Section 1.

3.	Chairman. Subject to this Section 3 of this Exhibit 3, Dave Hager shall be appointed the Chair of the Board during the Governance Period, unless at any time the Board, by the affirmative vote of 75% of the Board, determines not to appoint Mr. Hager as Chair of the Board. If Mr. Hager is unable or unwilling to serve at any time (including in circumstances where he is not re-elected as a Director of the Company or is otherwise removed from office by a resolution of the Company’s stockholders in accordance with applicable law and the Bylaws) or when Mr. Hager’s term as Chair expires, then a Chair shall be appointed by the Board.

4.	Chief Executive Officer. Subject to this Section 4 of this Exhibit 3, as set forth in, and subject to, the Employment Agreement, dated as of the date of the Merger Agreement, between the Company and Richard E. Muncrief (the “CEO Agreement”), the Board shall designate Mr. Muncrief to serve as the Chief Executive Officer of the Company during the Governance Period, unless at any time the Board, by the affirmative vote of 75% of the Board, determines to remove Mr. Muncrief as Chief Executive Officer of the Company and, during such period, the Board shall not and shall cause the Company not to amend, modify or terminate the CEO Agreement without the affirmative vote of 75% of the Board. For the avoidance of doubt and in compliance with the Company’s Restated Certificate of Incorporation and Bylaws, Mr. Muncrief shall not be entitled to vote with respect thereto.

Exhibit 3-2

5.	Governance Committee Membership. During the Governance Period, the Board shall take all necessary action to cause the Governance Committee of the Board to consist of 4 members, 2 of which shall be Devon Directors and 2 of which shall be WPX Directors. Subject to the penultimate sentence of Section 1, one of the WPX Directors on the Governance Committee shall be the EnCap Director.

6.	Audit Committee Membership. During the Governance Period, the Board shall take all necessary action to cause the Audit Committee of the Board to consist of 5 members, 3 of which shall be Devon Directors and 2 of which shall be WPX Directors.

7.	Compensation Committee Membership. During the Governance Period, the Board shall take all necessary action to cause the Compensation Committee of the Board to consist of 5 members, 3 of which shall be Devon Directors and 2 of which shall be WPX Directors.

8.	Reserves Committee Membership. During the Governance Period, the Board shall take all necessary action to cause the Reserves Committee of the Board to consist of 5 members, 3 of which shall be Devon Directors and 2 of which shall be WPX Directors.

Exhibit 3-3

EXHIBIT E

NEW FELIX REGISTRATION RIGHTS AGREEMENT

Exhibit E - 4

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2020, is by and among Devon Energy Corporation, a Delaware corporation (the “Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the “Investor”), and the other Holders (as defined below) from time to time parties hereto.

RECITALS:

WHEREAS, the Investor, the other Holders from time to time parties thereto and WPX Energy, Inc., a Delaware corporation (“East” and together with the Investor and the other Holders from time to time parties thereto, the “East RRA Parties”) are party to that certain Registration Rights Agreement, dated as of March 6, 2020 (the “East Registration Rights Agreement”), pursuant to which, among other things, East provided certain registration rights to the Holders of East Common Stock (as defined below) issued to the Investor pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 15, 2019, between East and the Investor;

WHEREAS, the Company and East have entered into that certain Agreement and Plan of Merger, dated as of September 26, 2020, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and East, pursuant to which, among other things, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into East (the “Merger”), which will survive as a wholly-owned subsidiary of the Company, and the shares of East Common Stock will be converted into shares of common stock, par value $0.10 per share, of the Company (the “Common Stock”);

WHEREAS, in connection with, and effective upon, the date of the closing of the Merger (the “Closing Date”), the Company has issued to the Investor the Issued Shares (as defined below) and all of Investor’s shares of East Common Stock were canceled in accordance with the terms of the Merger Agreement;

WHEREAS, in connection with the closing of the Merger, the Company is granting to the Investor and the other Holders from time to time parties hereto, certain registration rights with respect to the Issued Shares, as set forth in this Agreement; and

WHEREAS, in connection with, and effective upon, entering into this Agreement, the East RRA Parties are entering into that certain termination agreement, dated the date hereof, pursuant to which the East RRA Parties agreed to terminate the East Registration Rights Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

Article I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means (a) as to any Person, other than an individual Holder, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and (b) as to any individual, (i) any Relative of such individual, (ii) any trust whose primary beneficiaries are one or more of such individual and such individual’s Relatives, (iii) the legal representative or guardian of such individual or any of such individual’s Relatives if one has been appointed and (iv) any Person controlled by one or more of such individual or any Person referred to in clauses (i), (ii) or (iii) above. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the introductory paragraph.

“ASR Filing” has the meaning set forth in Section 2.1(a).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Closing Date” has the meaning set forth in the recitals.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.4(c)(i).

“East” has the meaning set forth in the recitals.

“East Common Stock” means the common stock of East, $0.01 par value per share.

“East Registration Rights Agreement” has the meaning set forth in the recitals.

“East RRA Parties” has the meaning set forth in the recitals.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Felix Closing Date” means March 6, 2020.

“Holder” means any record holder of Registrable Securities.

“Holders Securities” has the meaning set forth in Section 2.2(c)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Investor” has the meaning set forth in the introductory paragraph.

“Issued Shares” means the number of shares of Common Stock issued to the Investor pursuant to the terms of the Merger Agreement.

“Losses” has the meaning set forth in Section 3.1.

“Majority Holders” shall mean, at any time, the Holder or Holders of more than fifty percent (50%) of the Registrable Securities at such time.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger Agreement” has the meaning set forth in the recitals.

“Opt-Out Notice” has the meaning set forth in Section 2.4(b).

“Permitted Transferee” of a Holder means (i) any Affiliate of the Holder or (ii) any direct or indirect partner, shareholder or member of the Holder or any trust, family partnership or family limited liability company, the sole direct or indirect beneficiaries, partners or members of which are the Holder or Relatives of the Holder.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.4(a).

“Piggybacking Holder” has the meaning set forth in Section 2.4(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

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“Registrable Securities” shall mean (a) the Issued Shares and (b) any securities issued or issuable with respect to the Issued Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such share has been disposed of pursuant to an effective Registration Statement, (ii) such share has been disposed of under Rule 144 or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act or (iii) such shares are freely tradeable by the Holder thereof without volume or other limitations or requirements under Rule 144 and such Holder and its Affiliates collectively hold less than 5% of the outstanding shares of Common Stock.

“Registration Expenses” means all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., fees of transfer agents and registrars, and the reasonable fees and disbursements of one special legal counsel to represent the Investor in an applicable Shelf Underwritten Offering or Piggyback Underwritten Offering not to exceed $25,000 per Shelf Underwritten Offering or Piggyback Underwritten Offering, but excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Relative” means, with respect to any natural person: (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

“Requesting Holder” has the meaning set forth in Section 2.2(a).

“Required Shelf Filing Date” means the 10th Business Day after the date of this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

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“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering.

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Piggybacking Holder” has the meaning set forth in Section 2.2(b).

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Shelf Underwritten Offering Request” has the meaning set forth in Section 2.2(a).

“Suspension Period” has the meaning set forth in Section 2.3.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Common Stock are sold to an underwriter for reoffer.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective Shelf Registration Statement (other than the Shelf Registration Statement) or (ii) a Registration Statement, in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

Article II

REGISTRATION RIGHTS

Section 2.1            Shelf Registration.

(a)               As soon as practicable, and in any event on or prior to the Required Shelf Filing Date, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”). If at the time of such filing, the Company is a WKSI, the Registration Statement shall be an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act (an “ASR Filing”). If the Shelf Registration Statement does not qualify as an ASR Filing, the Company shall use its commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof and, in any event, within 45 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-3 or 90 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-1. Following the effective date of the Shelf Registration Statement that is not an ASR Filing, the Company shall notify the Holders of the effectiveness of such Registration Statement.

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(b)               The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders.

(c)               The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended as promptly as practicable to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available (which Registration Statement shall also be referred to herein as the Shelf Registration Statement), for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement (as to all Holders).

(d)               When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2            Underwritten Shelf Offering Requests.

(a)               In the event that any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $100 million from such Underwritten Offering (including proceeds attributable to any Registrable Securities included in such Underwritten Offering by any Shelf Piggybacking Holders), the Company shall, at the request (a “Shelf Underwritten Offering Request”) of such Holder or Holders (in such capacity, a “Requesting Holder”), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected by the Requesting Holders holding a majority of the shares of Common Stock expected to be sold in such Underwritten Offering (and reasonably acceptable to the Company) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Requesting Holders in order to expedite or facilitate the disposition of such Registrable Securities and, subject to Section 2.2(c), the Registrable Securities requested to be included by any Shelf Piggybacking Holder (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate (i) in more than two Shelf Underwritten Offerings that are initiated by a Holder pursuant to this Section 2.2 during any 12-month period (and no more than one Shelf Underwritten Offering in any 120-day period) or (ii) in any Shelf Underwritten Offering if the Company has conducted a Shelf Underwritten Offering in the preceding 120-day period in which such Requesting Holder was eligible to exercise piggyback registration rights pursuant to Section 2.4 and was not subject to cutback pursuant to Section 2.4(c) to the number of Registrable Securities that the Requesting Holder had requested be included in the Piggyback Underwritten Offering.

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(b)               If the Company receives a Shelf Underwritten Offering Request, it will give written notice of such proposed Shelf Underwritten Offering to each Holder (other than the Requesting Holder), which notice shall include the anticipated filing date of the related Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Shelf Underwritten Offering, and of such Holders’ rights under this Section 2.2(b). Such notice shall be given promptly (and in any event not later than two Business Day following receipt of the Shelf Underwritten Offering Request); provided, that if the Shelf Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company and the Requesting Holder that the giving of notice pursuant to this Section 2.2(b) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering); and provided further, that the Company shall not so notify any such other Holder that has notified the Company (and not revoked such notice) requesting that such Holder not receive notice from the Company of any proposed Shelf Underwritten Offering. If such notice is delivered pursuant to this Section 2.2(b), each such Holder shall then have three Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.2(b) to request inclusion of Registrable Securities in the Shelf Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Shelf Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Shelf Underwritten Offering.

(c)               If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Requesting Holder of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Holders (and any other shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering) would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

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(i)                 First, all Registrable Securities that the Holders requested to be included therein (the “Holders Securities”) (pro rata among the Holders based on the number of Registrable Securities each requested to be included), and

(ii)              Second, to the extent that the number of Holders Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of shares of Common Stock each requested to be included.

(d)               The Requesting Holders shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.3.

(e)               Each Holder shall have the right to withdraw their Registrable Securities from the Shelf Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw.

Section 2.3            Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay effecting a Shelf Underwritten Offering or (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a period of up to 40 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, (B) that such registration or offering would render the Company unable to comply with applicable securities laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 60 days in any 180-day period or exceed an aggregate of 90 days in any 12-month period; provided, further, that the number of days that the Company may so delay or suspend in accordance with this Section 2.3 in the 180-day period and 12-month period immediately following the Closing Date shall be reduced by the number of days after the Required Shelf Filing Date that the Shelf Registration Statement is declared or otherwise becomes effective.

Section 2.4            Piggyback Registration Rights.

(a)               Subject to Section 2.4(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights, other than the Holders (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to each Holder, which notice shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.4(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering). If such notice is delivered to pursuant to this Section 2.4(a), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.4(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.4(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.4(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Piggybacking Holders and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

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(b)               Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.4 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)               If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering, shares of Common Stock in the following priority:

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(i)                 if the Piggyback Underwritten Offering is for the account of the Company, first, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”), second, the shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the shares of Common Stock that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included);

(ii)              if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given on or prior to the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), second, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), and third, the Company Securities; or

(iii)            if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given after the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), second, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the Company Securities.

Section 2.5            Participation in Underwritten Offerings.

(a)               In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.4, the underwriting agreement into which each Selling Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company, and the Company shall be entitled to designate counsel for the underwriters. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

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(b)               Any participation by the Piggybacking Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company or the other Persons who have registration rights, as applicable.

(c)               In connection with any Piggyback Underwritten Offering in which any Piggybacking Holder includes Registrable Securities pursuant to Section 2.4, such Piggybacking Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.5(a)), custody agreements, powers of attorney, questionnaires, and lock-ups or “hold back” agreements pursuant to which such Piggybacking Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering) and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering.

Section 2.6            Registration Procedures.

(a)               In connection with its obligations under this Article II, the Company will take all reasonably necessary action to facilitate and effect the transactions contemplated thereby, including, but not limited to, the following:

(i)                 promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder or Selling Holder thereof set forth in such Registration Statement;

(ii)              furnish to each Selling Holder, without charge, such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including, without limitation, all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

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(iii)            if applicable, use its commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)             use its commercially reasonable efforts to provide to each Selling Holder and any underwriters a copy of any customary auditor “comfort” letters, legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company;

(v)               promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)             otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and shall furnish to each such Selling Holder at least the Business Day prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or prospectus;

(vii)          provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)        in connection with the preparation and filing of any Registration Statement or any sale of Registrable Securities in connection therewith, the Company will give the Holders offering and selling thereunder, any underwriters and their respective counsels the opportunity to review and provide comments on such Registration Statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto (other than amendments or supplements that do not make any material change in the information related to the Company) (provided that the Company shall not file any such Registration Statement including Registrable Securities or an amendment thereto or any related prospectus or any supplement thereto to which such Holders or any underwriter shall reasonably object in writing), and give each of them, together with any underwriter, broker, dealer or sales agent involved therewith, such access to its books and records and such opportunities to discuss the business of the Company and its subsidiaries with its officers, its counsel, the independent public accountants who have certified its financial statements, and the independent petroleum engineers of the Company as shall be necessary, in the opinion of the Holder’s and such underwriters’ (or broker’s, dealer’s or sales agent’s, as the case may be) respective counsel, to conduct a reasonable due diligence investigation within the meaning of the Securities Act;

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(ix)             use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement, and, if any such order suspending the effectiveness of such Registration Statement is issued, shall promptly use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest possible moment;

(x)               promptly notify the Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (ii) of any delisting or pending delisting of the Common Stock by any national securities exchange or market on which the Common Stock are then listed or quoted, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose;

(xi)             cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed;

(xii)          enter into such customary agreements, including but not limited to lock-up agreements by the Company (and, if reasonably requested by the Managing Underwriter(s), the Company’s directors and “executive officers” (as defined under Section 16 of the Exchange Act)) that extend through 60 days following the entrance into the corresponding underwriting agreement, and to take such other actions as the Holder or Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(xiii)        cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)               Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.6(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.6(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.6(b).

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Section 2.7            Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.8            Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.9            Additional Rights Section 2.10. The Company is not currently a party to and shall not hereafter enter into any agreement with respect to its securities that in any way violates or subordinates rights granted to the Holders by this Agreement without the prior written consent of the Majority Holders.

Article III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1            Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other blue sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

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Section 3.2            Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use therein.

Section 3.3            Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding that is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties that are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

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Section 3.4               Contribution.

(a)               If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)               The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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Article IV

RULE 144; ASSISTANCE WITH TRANSFERS.

Section 4.1            Rule 144.

(a)               With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(i)                 make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)              file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(iii)            so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 4.2            Assistance with Transfers Section 4.3. In connection with any sale or transfer of Registrable Securities by any Holder, including any sale or transfer pursuant to Rule 144 and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall, to the extent allowed by law, take any and all action necessary or reasonably requested by such Holder in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the Company, by (i) issuing such directions to any transfer agent, registrar or depositary, as applicable, (ii) delivering such opinions to the transfer agent, registrar or depositary as are customary for the transaction of this type and are reasonably requested by the same, and (iii) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions with respect to such Registrable Securities; provided, however, that such Holder shall deliver to the Company, in form and substance reasonably satisfactory to the Company, representation letters regarding such Holder's compliance with such rules and regulations, as may be applicable. In addition, the Company, at its sole expense, shall use commercially reasonable efforts to remove any restrictive legend on any shares of Common Stock that are Registrable Securities upon request by the Holder if (A) such shares of Common Stock are sold pursuant to an effective registration statement or (B) a registration statement covering the resale of such shares of Common Stock is effective under the Securities Act and the applicable Holder delivers to the Company a representation letter agreeing that such shares of Common Stock will be sold under such effective registration statement.

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Article V

TRANSFER OR ASSIGNMENT OF RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is (i) a Permitted Transferee or (ii) acquiring at least $100 million of Registrable Securities as determined by reference to the volume weighted average price for such Registrable Securities on any securities exchange or market on which the Common Stock are then listed or quoted for the five trading days immediately preceding the applicable determination date (the “5-Day VWAP”) and such Transferee has delivered to the Company a duly executed Adoption Agreement; provided, that a Holder’s rights under Section 2.2 and Section 2.4 may only be transferred if such Transferee is (i) an Affiliate of the Investor; or (ii) is acquiring at least $100 million of Registrable Securities as determined by the 5-Day VWAP.

Article VI

MISCELLANEOUS

Section 6.1            Termination. This Agreement shall terminate as to any Holder, when such Holder no longer owns any shares of Common Stock that constitute Registrable Securities; provided, however, that Article III shall survive any termination hereof.

Section 6.2            Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.3            Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

Section 6.4            Governing Law; Waiver of Jury Trial.

(a)               This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

(b)               THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

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Section 6.5            Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution for the Registrable Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6            Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

Section 6.7            Notices. All notices or other communications that are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered, (ii) sent by nationally recognized overnight courier, (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)	If to the Company, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana Street
Suite 6800
Houston, Texas 77002
Attention: Frank Ed Bayouth II
Email: Frank.Bayouth@skadden.com

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(b)	If to the Investor, to

Felix Investments Holdings II, LLC
1530 16th Street
Suite 500
Denver, Colorado 80202
Attention: John D. McCready
Email: johnm@felix-energy.com

with copies to (which shall not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Douglas E. McWilliams and W. Matthew Strock
E-mail: dmcwilliams@velaw.com; mstrock@velaw.com

(c)	If to any other Holders, to their respective addresses set forth on the applicable Adoption Agreement;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day, or if not sent on a Business Day, on the first Business Day thereafter, (iii) the next Business Day after delivery, if sent by nationally recognized overnight courier, and (iv) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail.

Section 6.8            Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Majority Holders. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9            Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

Section 6.10        Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

DEVON ENERGY CORPORATION

By:
Name:
Title:

Signature Page To Registration Rights Agreement

FELIX INVESTMENTS HOLDINGS II, LLC

By:
Name: John D. McCready
Title: Chief Executive Officer

Signature Page To Registration Rights Agreement

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [●], 2020, among Devon Energy Corporation (the “Company”), Felix Investment Holdings II, LLC and the Holders party thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.	Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of Registration Rights Agreement, among the Company and the Holders party thereto.

2.	Agreement. Transferee (i) agrees that the shares of Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.	Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

EXHIBIT F

NEW FELIX STOCKHOLDERS’ AGREEMENT

Exhibit F - 1

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of [●], 2020, is entered into by and among Devon Energy Corporation, a Delaware corporation (the ”Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the ”Investor”) and, solely for purposes of Section 2.1 and Section 5.10, EnCap Energy Capital Fund X, L.P. (“EnCap”).

WHEREAS, the Investor and WPX Energy, Inc., a Delaware corporation (“East”), have completed the transactions contemplated by that certain Securities Purchase Agreement, dated as of December 15, 2019, pursuant to which, among other things, the Investor received 152,910,532 shares of East’s common stock, par value $0.01 per share;

WHEREAS, the Company and East have and will effect the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 26, 2020 (the “Signing Date”), pursuant to which, among other things, the Investor has received  [●] shares (the “Issued Shares”) of the Company’s common stock, par value $0.10 per share (“Common Stock”); and

WHEREAS, in connection with, and effective upon, the date of the closing of the transactions contemplated by the Merger Agreement (the “Closing Date”), the Company and the Investor desire to enter into this Agreement to set forth certain understandings among themselves.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1            Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement.

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The term “Beneficially Own” shall have a correlative meaning. For the avoidance of doubt, for purposes of this Agreement, the Investor is deemed to Beneficially Own the shares of Common Stock owned by it notwithstanding the fact that such shares are subject to this Agreement.

“Board” means the Board of Directors of the Company.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Governance Committee” means the Governance Committee of the Board.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Investor Director” means the person listed on Exhibit A hereto, or any other person designated to replace such person in accordance with the terms hereof.

“Investor Group” means the Investor and each of its Affiliates; provided, however, that for purposes of this definition of Investor Group, neither the Investor nor its Affiliates shall be considered to be an Affiliate of the Company or any person Controlled by the Company.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Necessary Action” means, with respect to a specified result, any and all actions necessary to cause such result, including but not limited to executing any and all agreements and instruments that are required to achieve such result and making, or causing to be made, with any and all Governmental Entities, all filings, registrations or similar actions that are required to achieve such result (but solely to the extent such actions are permitted by Law).

“Non-Affiliated Directors” means a director who qualifies as “independent” under the rules of the New York Stock Exchange or the rules of such other national securities exchange on which the Common Stock is then listed or trading and who is not the Investor Director.

“Organizational Documents” means the Company’s certificate of incorporation, bylaws and certificates of designations, each as amended from time to time in accordance with its terms.

“Permitted Transferee” means (i) any direct or indirect member of the Investor who receives shares of Common Stock as a result of a distribution of Common Stock by the Investor (or any subsequent distribution of such shares of Common Stock by any such direct or indirect member of Investor) and (ii) any Affiliate of the Investor.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“SEC” means the United States Securities and Exchange Commission.

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“Subject Policy” means each policy of the Board in place as of the Signing Date that was in effect and applicable to the other directors (a copy of which was provided to the Investor on or prior to the Signing Date or was available on the Signing Date on EDGAR or the Company’s website at www.devonenergy.com), each subsequent policy of the Board required by Law that is in effect and applicable to all Non-Affiliated Directors, and each other subsequent policy of the Board unless such policy would have the effect of excluding the Investor Director named on Exhibit A from serving on the Board.

Section 1.2            Rules of Construction.

(a)               Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Articles and Sections refer to articles and sections of this Agreement; (iii) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any Law or statute shall include all rules and regulations promulgated thereunder, and references to any Law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable Law or statute; (viii) references to any Person include such Person’s successors and permitted assigns; and (ix) references to “days” are to calendar days unless otherwise indicated.

(b)               The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(c)               This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted.

Article II

REPRESENTATIONS AND WARRANTIES

Section 2.1            Representations and Warranties. Each party hereto represents and warrants to the other party as follows: (i) such party has full legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement; (ii) this Agreement has been duly executed and delivered by such party and the execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated by this Agreement have been duly authorized by all Necessary Action on the part of such party and no other actions or proceedings on the part of such party are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement; (iii) this Agreement constitutes the valid and binding agreement of such party, enforceable against such party in accordance with its terms; and (iv) the execution and delivery of this Agreement by such party does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement will not, conflict with or violate any Laws or agreements binding upon such party, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except, with respect to the Company, for filings with the SEC by the Company.

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Article III

COVENANTS

Section 3.1            Designee.

(a)               On the Closing Date, the Company will take all Necessary Action to cause the Investor Director listed in Exhibit A hereto to be appointed to the Board.

(b)               From and after the Closing Date until the Board Designation Expiration Date, the manner for selecting nominees for election to the Board will be as follows, subject to Section 3.4:

(i)                 In connection with each annual or special meeting of stockholders of the Company at which directors are to be elected (each such annual or special meeting, an “Election Meeting”), the Investor shall have the right to designate for nomination one (1) Investor Director during any time that the Investor Group Beneficially Own, and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting, at least ten percent (10%) of the outstanding shares of Common Stock.

(ii)              The Investor shall give written notice to the Governance Committee of the Investor Director no later than the date that is ninety (90) days before the first anniversary of the date that the Company’s annual proxy for the prior year was first mailed to the Company’s stockholders and the Investor shall provide, or cause such individual to provide, to the Company, such information about such individual and the nomination to the Company at such times as the Company may reasonably request in order to ensure compliance with the applicable stock exchange rules and the applicable securities Laws, and to enable the Board of any committee thereof to make determinations with respect to the qualifications of the individual to be the Investor Director (the “Required Information”); provided, however, that if the Investor fails to give such notice or the Required Information in a timely manner, then the Investor shall be deemed to have nominated the incumbent Investor Director in a timely manner. The Investor shall also provide to the Company, upon reasonable request from the Company and in connection with providing the Required Information, evidence reasonably satisfactory to the Company that the Investor Group collectively Beneficially Own the number of shares of Common Stock that would be required to designate the Investor Director pursuant to this Section 3.1(b) then serving on the Board or then being designated to the Board in connection with an Election Meeting, as applicable.

(c)               From and after the Closing Date until the Board Designation Expiration Date, the Company shall take all Necessary Actions to cause the Board to include the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) and otherwise to reflect the Board composition contemplated by Section 3.1, including the following: (i) at each Election Meeting, include (x) the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) in the slate of nominees recommended by the Board to the Company’s stockholders for election as directors, (ii) to solicit proxies in order to obtain stockholder approval of the election of the Investor Director, including causing officers of the Company who hold proxies (unless otherwise directed by the Company stockholder submitting such proxy) to vote such proxies in favor of the election of such Investor Director and (iii) to cause the Investor Director to be elected to the Board, including recommending that the Company’s stockholders vote in favor of the Investor Director in any proxy statement used by the Company to solicit the vote of its stockholders in connection with each Election Meeting.

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(d)               If at any time the Investor Director is serving on the Board when the Investor is not entitled to designate an Investor Director pursuant to Section 3.1(b), then unless otherwise requested by the Board by action of the Non-Affiliated Directors, the Investor shall promptly (and in any event prior to the time the Board next takes any action, whether at a meeting or by written consent) cause such Investor Director to resign from the Board.

(e)               On the earliest to occur of (the “Board Designation Expiration Date”) (i) the Investor Group collectively Beneficially Owning less than ten percent (10%) of the outstanding shares of Common Stock and (ii) such date that the Investor delivers a written waiver of its rights under this Section 3.1 and Section 3.2 to the Company (which shall be irrevocable) the Investor will have no further rights under this Section 3.1 or Section 3.2.

(f)                For the avoidance of doubt and subject to Section 3.5 and Section 3.7, the right granted to Investor to designate a member of the Board is additive to, and not intended to limit in any way, the rights that the Investor may have to nominate, elect or remove directors under the Organizational Documents or Delaware General Corporation Law.

Section 3.2            Vacancies. Subject to Section 3.1 and Section 3.4, if at any time there is no Investor Director serving on the Board and the Investor is entitled to designate an Investor Director pursuant to Section 3.1(b), whether due to the death, resignation, retirement, disqualification or removal from office as a member of the Board of the Investor Director or otherwise, the Board shall take all Necessary Action required to fill the vacancy resulting therefrom with such replacement designated by the Investor as promptly as practicable. In furtherance thereof, the Company and the Board shall use its reasonable best efforts, if requested by the Investor on a timely basis, to fill such vacancy prior to the time the Board next takes action on any other matter.

Section 3.3            Compensation; Indemnification. The Investor Director shall be entitled to the same expense reimbursement and advancement, exculpation and indemnification in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which the Investor Director is a member, if any, in each case to the same extent as the other members of the Board. The Investor Director shall be also entitled to any retainer, equity compensation or other fees or compensation paid to the non-employee directors of the Company for their services as a director, including any service on any committee of the Board.

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Section 3.4            Selection of the Investor Director; Committees.

(a)               The Investor Director’s service as a member of the Board must be reasonably acceptable to the Governance Committee. The parties hereto agree that the person listed on Exhibit A to this Agreement is qualified for service pursuant to the foregoing sentence. Subject to applicable Law and stock exchange rules, until the Board Designation Expiration Date, the Investor Director shall be appointed to serve on the Governance Committee, subject to any limitations imposed by Law or stock exchange rules (including with respect to director independence requirements).

(b)               Notwithstanding anything to the contrary herein, the Investor shall not be entitled to designate any Investor Director pursuant to Section 3.1(a) to the Board if the Board or a committee thereof reasonably determines that (i) the election of such Investor Director to the Board would cause the Company to not be in compliance with applicable Law or (ii) such Investor Director has been involved in any of the events that would be required to be disclosed in a registration statement on Form S-1 pursuant to Item 401(f)(2)-(8) of Regulation S-K under the Securities Act of 1933 or is subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company. In any such case described in clauses (i) or (ii) of the immediately preceding sentence, the Investor shall withdraw the designation of such proposed Investor Director, and, subject to the requirements of this Section 3.4(b) be permitted to designate a replacement therefor (which replacement Investor Director will also be subject to the requirements of this Section 3.4(b)). The Company hereby agrees that the Investor Director listed on Exhibit A to this Agreement would not be prohibited from serving on the Board pursuant to clause (i) of the first sentence of this Section 3.4(b).

(c)               Subject to Section 3.7, the Board may impose as a condition to the Investor Director serving on the Board that such Investor Director agree to, and be subject to, each Subject Policy. For the avoidance of doubt, no Subject Policy shall modify any of the rights and obligations of the parties to this Agreement, the Registration Rights Agreement between the parties dated as of the date hereof, the Merger Agreement or any other agreement entered into between the parties in connection with the transactions contemplated by the Merger Agreement.

Section 3.5            Lock-up. The Investor shall not, without the prior written consent of the Company, during the period commencing on the Closing Date and continuing for one hundred and eighty (180) days after the Closing Date (the “Lock-up Period”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Issued Shares, or otherwise transfer or dispose of, directly or indirectly, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issued Shares (any such transaction described in clause (a) or (b) above, a “Transfer”). Notwithstanding the foregoing, the restrictions set forth in this Section 3.5 shall not apply to (i) Transfers involving in the aggregate no more than [●]1 shares of Common Stock (as appropriately adjusted for any stock split, stock dividend or similar transaction), (ii) Transfers to Permitted Transferees; provided, however, that if such Permitted Transferee is EnCap or any of its Controlled Affiliates, EnCap or such Controlled Affiliate must agree in an executed written agreement (a copy of which will be delivered to the Company) for the benefit of the Company to be bound by the terms of this Section 3.5 prior to such Transfer or distribution, as applicable, and that any Permitted Transferee that is an Affiliate of EnCap and does not otherwise qualify as a Permitted Transferee shall also agree that such Person shall Transfer such shares of Common Stock back to EnCap if, during the Lock-Up Period, such Person ceases to be an Affiliate of EnCap, or (iii) any Transfers made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended by the Board or a committee thereof. Notwithstanding the foregoing, EnCap shall not be entitled to distribute shares of Common Stock to its limited partners during the Lock-Up Period. In connection with any Transfer to a Permitted Transferee, the Company agrees to not take any action that would cause such Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law (“Takeover Laws”), and, at the request of the Investor, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transfer from the Takeover Laws of any state that purport to apply to such transaction.

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Section 3.6            Waiver of Corporate Opportunities. It is hereby acknowledged that members of the Investor Group participate in, and own and will own substantial equity interests in other entities (existing and future) that participate in, the energy industry (“Portfolio Companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those Portfolio Companies. Any individual who serves as the Investor Director may also serve as an employee, partner, officer, director, or member of the Investor Group or Portfolio Companies and, at any given time, members of the Investor Group or Portfolio Companies may be in direct or indirect competition with the Company and/or its subsidiaries. The Company waives, to the maximum extent permitted by Law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the Investor Group or Portfolio Companies or the Investor Director. As a result of such waiver, no member of the Investor Group or Portfolio Companies, nor the Investor Director, shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of the Company or any of its subsidiaries; (B) acquiring assets in the same or similar areas of operation and lines of business of the Company; (C) investing in, owning or disposing of any (public or private) interest in any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries (including any member of the Investor Group, a “Competing Person”); (D) developing a business relationship with any Competing Person; or (E) entering into any agreement to provide any service(s) to any Competing Person or acting as an officer, director, member, manager or advisor to, or other principal of, any Competing Person, regardless (in the case of each of clauses (A) through (E)) of whether such activities are in direct or indirect competition with the business or activities of the Company or any of its subsidiaries (the activities described in clauses (A) through (D) are referred to herein as “Specified Activities”). To the fullest extent permitted by Law, the Company hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being notified of or offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any member of the Investor Group or Portfolio Companies or the Investor Director. Nothing in this Section 3.6 shall be construed to limit or waive any right of the Company or any of its subsidiaries pursuant to any express written agreement between the Company and/or one or more of its subsidiaries, on the one hand, and any member of the Investor Group, any Portfolio Company, or any of their respective employees, partners, officers, directors or members, on the other hand.

1         Note to Draft: To be equal to 1/3 of the Issued Shares.

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Section 3.7            Amendment to Organizational Documents. The Company shall not amend, or propose to amend, the Organizational Documents in any manner that is inconsistent with or would nullify or supersede any of the terms of this Agreement or would prevent any party hereto from complying with its obligations hereunder unless such proposed amendment is approved by the Investor.

Article IV

TERMINATION

Section 4.1            Termination. This Agreement (except with respect to the rights and obligations under Section 3.6 hereof, which shall not be terminable) shall terminate upon the earliest to occur of (a) the last to occur of (i) the Board Designation Expiration Date and (ii) the expiration of the Lock-up Period, (b) the Investor and its Permitted Transferees ceasing to own any shares of Common Stock or (c) the mutual written consent of the parties. Notwithstanding the foregoing, the rights and obligations provided under Section 5.10 shall terminate upon the one-year anniversary of the Board Designation Expiration Date.

Article V

MISCELLANEOUS

Section 5.1            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice). Notices will be deemed to have been duly given hereunder if (a) personally delivered, when received, (b) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (c) mailed by registered or certified mail, five business days after the date on which it is so mailed, and (d) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day and the receiving party affirmatively acknowledges receipt, otherwise, on the next business day.

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(a)	If to the Company, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com

(b)	If to the Investor, to:

Felix Investments Holdings II, LLC
1530 16th Street
Suite 500
Denver, Colorado 80202
Attention:   John D. McCready
E-mail:   johnm@felix-energy.com

(c)	If to EnCap, to:

EnCap Energy Capital Fund X, L.P.
1100 Louisiana Street
Suite 4900
Houston, Texas 77002
Attention:   Douglas E. Swanson, Jr.
E-mail:   dswanson@encapinvestments.com

Section 5.2            Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.3            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

Section 5.4            Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

Section 5.5            Further Assurances.

(a)               Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

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(b)               In the event that the Company or any of its successors or permitted assigns engage in a merger, consolidation, equity security exchange or similar transaction in which the Common Stock is converted into or exchanged for equity securities in another entity, the Company (or such successor or permitted assign) shall cause such other entity to enter into an agreement with the Investor that provides the Investor with rights substantially similar to those provided hereunder.

Section 5.6            Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at Law would be adequate.

Section 5.7            Consent To Jurisdiction. With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by Law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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Section 5.8            Amendments; Waivers.

(a)               No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

(b)               No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 5.9            Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Investor may assign any of its rights hereunder to any of its Affiliates to the extent such Affiliate is Transferred Common Stock not in violation of the terms of this Agreement and provided any such Affiliate execute a joinder to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 5.10        Confidentiality. Each of the Investor and EnCap shall hold, and cause its Affiliates and its and their respective directors, managers, officers, employees, agents, consultants, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure), all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company, East or any of their respective subsidiaries furnished to it or the Investor Director by or on behalf of the Company, East or any of their respective subsidiaries (except to the extent that such information can be shown by the party receiving such Information to have been (a) previously known by such party from other sources; provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party, (b) in the public domain through no violation of this Section 5.10 by such party or (c) later lawfully acquired from other sources by the party to which it was furnished), and no such party shall release or disclose such Information to any other person, except its Representatives (excluding, for the avoidance of doubt, any Portfolio Company, unless such Portfolio Company enters into a joinder agreement with the Company), or use such Information other than in connection with evaluating and taking actions with respect to such Person’s ownership interest in the Company. The Company acknowledges and agrees that the Investor and EnCap may, in the ordinary course of their respective businesses, evaluate investments in the energy industry and that they are actively seeking to invest in energy related projects in a variety of areas, including the provision of fresh water and disposal of produced water in connection with oil and gas exploration and development operations. The Company understands that the Investor, EnCap and the Investor Director will retain certain mental impressions of Information, which are indistinguishable from generalized industry knowledge. Accordingly, the Company agrees that, subject to the terms of this Agreement, the Investor, EnCap and the Investor Director are not precluded from pursuing investments solely because of such retained mental impressions. Notwithstanding any provision of this Agreement to the contrary, no provision of this Agreement shall apply to any action taken independently by any Portfolio Company so long as the Investor or EnCap has not provided such Portfolio Company with any Information. For purposes of clarification, no such Portfolio Company shall be deemed to have been provided with Information solely as a result of the Investor, EnCap, any Investor Director or any Representative (whether such Person has been provided with or has knowledge of Information) serving on the board of such Portfolio Company (provided that such board member does not use Information in connection with the business of such Portfolio Company).

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Devon Energy Corporation

By:
Name:
Title:

Felix Investments Holdings II, LLC

By:
Name:John D. McCready
Title:Chief Executive Officer

Accepted and acknowledged, solely for purposes of Section 2.1, Section 3.5, Section 3.7 and Section 5.10 in this Agreement:

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P., General Partner of EnCap Energy Capital Fund X, L.P.

By:	EnCap Investments L.P., General Partner of EnCap Equity Fund X GP, L.P.

By:	EnCap Investments GP, L.L.C., General Partner of EnCap Investments L.P.

By:
Name:Douglas E. Swanson, Jr.
Title:Managing Partner

EXHIBIT A

INITIAL INVESTOR DIRECTOR

1.	D. Martin Phillips

Exhibit - A

EXHIBIT G

Form of East Officer’s Certificate

[East Letterhead]

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

Ladies and Gentlemen:

In connection with the opinion (the “Opinion”) to be delivered by Kirkland & Ellis LLP (“Kirkland”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 26, 2020 by and among Devon Energy Corporation, a Delaware Corporation (“Central”), East Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Central (“Merger Sub”), and WPX Energy, Inc., a Delaware corporation (“East”) (Central, together with Merger Sub and East, the “Parties,” and each, a “Party”), regarding certain U.S. federal income tax consequences of the Merger (as defined in the Merger Agreement), you have requested certain representations, warranties and covenants with respect to East, Merger Sub and Central. This officer’s certificate (the “Officer’s Certificate”) is being provided to you in response to that request. All capitalized terms used but not defined herein shall have the meaning specified, either directly or by reference, in the Merger Agreement. Except as otherwise provided, all “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”) and all “Treasury Regulations Section” references are to the Treasury regulations promulgated under the Code.

Recognizing and acknowledging that Kirkland will rely on the representations, warranties, covenants and statements set forth in this Officer’s Certificate in delivering the Tax Opinion, and that the Tax Opinion will be based on an assumption that all of the representations, warranties, covenants and statements set forth herein are true, accurate, and complete in all respects without regard to any qualification for knowledge, belief or otherwise, the undersigned officer of East (the “East Officer”) hereby represents and certifies, in his or her capacity as an officer of East and not in his or her individual capacity, on behalf of East, that, to the extent the following statements and representations relate to East (and to the extent otherwise without reason to believe to the contrary), such statements and representations are true and correct as of the date hereof and will be true and correct at the Effective Time (as if made as of the Effective Time) and through the subsequent periods specified herein:

1.	The East Officer is familiar with, or has relied on the knowledge of other East officers that are familiar with, the matters set forth in this Officer’s Certificate, and has made such investigations of factual matters as the East Officer has deemed reasonably necessary for the purpose of making the representations, warranties, covenants and statements in this Officers’ Certificate.

Exhibit G - 1

2.	The facts, representations, and warranties relating to the Merger, as described or otherwise set forth in the Merger Agreement and the registration statement on Form S-4 filed publicly by Central with the Securities and Exchange Commission on [●], as amended or supplemented through the date hereof (the “Registration Statement”), the proxy statement/prospectus included as a part of the Registration Statement (the “Proxy Statement/Prospectus”), and the other documents referred to in the Merger Agreement, the Registration Statement and the Proxy Statement/Prospectus (collectively, the “Transaction Documents”), in each case, insofar as such facts, representations, and warranties pertain to East, and its respective affiliates, are true and correct in all material respects (giving effect to the qualifications in the Disclosure Schedules). The Proxy Statement/Prospectus does not omit a material fact that would make the statements made therein, in light of the circumstances in which they were made, misleading.

3.	Except to the extent otherwise required pursuant to a determination (within the meaning of Section 1313(a)) or by applicable state or local income or franchise tax law, none of East or any of its affiliates will take any position on any U.S. federal, state or local income or franchise tax return, or take any other U.S. tax reporting position, that is inconsistent with (i) the Reorganization Treatment or (ii) the representations, warranties, covenants and statements in this Officer’s Certificate.

4.	Each of East and the East Subsidiaries that was or will be a party to the Merger had and will have all requisite corporate powers and authority to undertake and consummate the Merger.

5.	Each of East and the East Subsidiaries that was or will be a party to the Merger has complied and will comply with all requirements under the relevant operating documents and local law to effect the Merger.

6.	The Merger will be consummated in accordance with (i) the material terms and conditions of the Transaction Documents, and none of the material terms and conditions thereof have been or will be waived or modified, and (ii) the descriptions contained in the Registration Statement and the Proxy Statement/Prospectus. The facts relating to the Merger as described in the Registration Statement, the Proxy Statement/Prospectus and the documents referenced therein are true and correct in all material respects.

7.	East is not (i) a regulated investment company, (ii) a real estate investment trust, or (iii) a corporation 50 percent or more of the fair market value of whose total assets are stock and securities and 80 percent or more of the fair market value of whose total assets are assets held for investment. In making the determination described in clause (iii) above, the stock and securities of any subsidiary of a company will be disregarded and such company will be deemed to own its ratable share of such subsidiary’s assets if such company owns 50 percent or more of the combined voting power of all classes of stock of such subsidiary that are entitled to vote or 50 percent or more of the total value of all of the outstanding stock of such subsidiary. In addition, in determining the fair market value of its total assets for purposes of making this representation, East will exclude any cash and cash items (such as receivables), government securities, and any other asset acquired (through incurring indebtedness or otherwise) for the purpose of causing East not to be characterized as an entity described in clause (i), (ii), or (iii) above or causing East to meet the requirements of Section 368(a)(2)(F)(ii).

Exhibit G - 2

8.	The Merger Agreement and the transactions contemplated therein are the result of arm’s length negotiations conducted by and among the parties thereto and their respective agents and advisors. The Merger Agreement sets forth all of the rights and obligations and represents the entire understanding of the Parties regarding the Merger. There are no other material agreements, documents, understandings, or similar arrangements related to the Merger except for the Transaction Documents.

9.      The Merger will be effected for the bona fide business purposes described in the Proxy Statement/Prospectus, and not for purposes of tax avoidance.

10.  Neither East nor any of its affiliates is or will be a party to any oral or written agreement relating to the Merger that may cause any of the statements and representations set forth in this Officer’s Certificate to be untrue, incorrect, or incomplete in any material respect.

11.	The fair market value of the Central Common Stock to be received by each East Stockholder pursuant to the Merger Agreement will be approximately equal to the fair market value of the East Common Stock surrendered in exchange therefor (based on the respective approximate fair market value of Central Common Stock and East Common Stock prior to the execution of the Merger Agreement), as determined by arm’s length negotiations between the management of Central and the management of East.

12.	To the knowledge of East, neither Central nor any person related to Central within the meaning of Treasury Regulations Section 1.368-1(e)(3), (4), or (5) and/or Section 267(b) (a “Central Related Person”) (including, following the Merger, East) has any plan, intention, or obligation to redeem, reacquire, or purchase after the Merger, directly or indirectly (including through partnerships or through third parties), any Central Common Stock received by East Stockholders in the Merger, except for any plan or intention to purchase such stock on the open market as part of a repurchase program, which purchases and program satisfy the requirements of Revenue Ruling 99-58, 1999-2 C.B. 701, or pursuant to one or more accelerated share repurchase agreements (together, a “Central Stock Repurchase Program”). To the knowledge of East, acquisitions of Central Common Stock pursuant to a Central Stock Repurchase Program will not be matters negotiated by Central with East or any holders of the East Common Stock, and there is no plan or intention for any Central Stock Repurchase Program to favor participation by any holder of Central Common Stock relative to any other holder of Central Common Stock.

13.	To the knowledge of East, neither Central nor any Central Related Person has any plan, intention, or obligation to acquire, directly or indirectly (including, without limitation, through partnerships or through third parties), any stock of East (other than pursuant to the Merger Agreement) on or prior to the Effective Time.

Exhibit G - 3

14.	To the knowledge of East, neither Central, Merger Sub nor any Central Related Person has any plan, intention, or obligation to make any distribution, directly or indirectly, to former East Stockholders after the Merger, other than normal pro rata dividends or distributions made to all Central Stockholders (which for purposes of this Officer’s Certificate shall include any variable pro rata dividends or distributions of the type paid by publicly traded companies in the oil and gas industry) or repurchases pursuant to a Central Stock Repurchase Program.

15.	East has not caused, and will not cause in connection with the Merger, any extraordinary distribution with respect to East Common Stock to be declared or paid prior to the Effective Time. Neither East nor any person related to East within the meaning of Treasury Regulations Section 1.368-1(e)(3), (4), or (5), directly or indirectly (including, without limitation, through partnerships or through third parties), (i) has participated, or will participate in connection with the Merger, in any purchase, sale, redemption, or other disposition or acquisition of East Common Stock or (ii) has paid or will pay, prior to, in contemplation of, or in connection with the Merger or otherwise as part of a plan of which the Merger is a part, any amount to, or on behalf of, any East Stockholder in connection with any purchase, sale, redemption, or other disposition or acquisition of East Common Stock (except, in each case of clause (i) or (ii), as set forth in the Merger Agreement or pursuant to normal pro rata dividends or distributions to all holders of Central Common Stock (which for purposes of this Officer’s Certificate shall include any variable pro rata dividends or distributions of the type paid by publicly traded companies in the oil and gas industry) or repurchases of Central Common Stock pursuant to a Central Stock Repurchase Program).

16.	At the Effective Time, East will not have outstanding any warrants, options, convertible securities, or any other type of right, in each case, pursuant to which any person could acquire stock in East that, if exercised, would affect Central’s acquisition or retention of control of East within the meaning of Section 368(c).

17.	Following the Merger, East has no plan or intention to issue additional shares of its stock that would result in Central losing control of East within the meaning of Section 368(c).

18.	Merger Sub will have no liabilities assumed by East and will not transfer to East any assets subject to liabilities in the Merger.

19.	East conducts a historic business for purposes of Treasury Regulations Section 1.368-1(d).

20.	Following the Merger, East or one or more other members of Central’s qualified group (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) will continue East’s historic business or use a significant portion of East’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d).

21.	After the Merger, the Surviving Corporation will hold (i) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by East immediately prior to the Merger and (ii) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger. For purposes of this representation, the following amounts will be treated as assets of East or Merger Sub, as applicable, held immediately prior to the Merger: amounts (i) used (or to be used) by East or Merger Sub to pay Merger expenses, (ii) paid (or to be paid) by East or Merger Sub to redeem stock, securities, warrants, or options of East as part of any overall plan of which the Merger is a part, (iii) used (or to be used) to repay debt, other than any debt that is refinanced in connection with the Merger, and (iv) distributed (or to be distributed) by East or Merger Sub to East Stockholders or Merger Sub stockholders, as applicable (except for regular, normal dividends), as part of any overall plan of which the Merger is a part. East has not disposed of any assets prior to the Merger which disposition was made in contemplation of, or as part of, the Merger.

Exhibit G - 4

22.	Except as otherwise provided in the Merger Agreement, each of the parties to the Merger Agreement has paid and will pay only its own expenses incurred in connection with the Merger. East has not paid and will not pay, directly or indirectly, any expenses incurred by any East Stockholder in connection with or in contemplation of the Merger. To the best knowledge of East, each East Stockholder has paid and will pay its own expenses, if any, incurred in connection with the Merger, and no such expenses have been or will be reimbursed, directly or indirectly, by Central, Merger Sub or East.

23.	There is no intercorporate indebtedness existing between Central, any Central Subsidiary or Merger Sub (or any of its subsidiaries), on the one hand, and East or any East Subsidiary, on the other hand, that was issued or acquired, or will be settled, at a discount.

24.	The payment of cash in lieu of issuing fractional shares of Central Common Stock to East Stockholders is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained-for consideration. With the possible exception of East Stockholders who hold through multiple brokers or multiple accounts, no East Stockholder will receive cash in an amount equal to or greater than the value of one full Central Share.

25.	East has no issued and outstanding stock (or any other interest treated as stock for U.S. federal income tax purposes) other than East Common Stock. In the Merger, all of the issued and outstanding East Common Stock will be acquired solely for Central Common Stock, except as described in representation 24 above. No stock of Merger Sub will be issued in the Merger. No liabilities of any East Stockholder have been or will be assumed by Central, any Central Related Person, Merger Sub, or East, nor will any East Common Stock be acquired subject to any liabilities. For purposes of this representation, if any East Common Stock is exchanged for cash or other property originating with Central, such East Shares will be treated as acquired by Central in the Merger.

26.	None of the compensation received (or to be received) by any East Stockholder that is an employee of, or otherwise provides services to, East or any of its subsidiaries was or will be separate consideration for, or allocable to, any East Common Stock held by such Stockholder. None of the Central Common Stock that will be received in the Merger by any East Stockholder that is an employee of, or otherwise provides services to, East or any of the East Subsidiaries will be separate consideration for, or allocable to, any employment, consulting, or similar agreement. Any compensation paid (or to be paid) to any East Stockholder that is an employee of, or otherwise provides services to, East or any of its subsidiaries (i) was (or will be) for services actually rendered or to be rendered, (ii) was (or will be) commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (iii) has been (or will be) bargained for independent of negotiations specifically regarding the consideration to be paid for East Common Stock in the Merger.

Exhibit G - 5

27.	East has not (and, to the best knowledge of East, no East Stockholder has) negotiated the direct or indirect sale, exchange, or other disposition of Central Common Stock to be issued in the Merger to Central or any Central Related Person. There is no plan, intention, understanding, or arrangement between Central or any Central Related Person, or any of their respective shareholders, on the one hand, and East or, to the best knowledge of East, any East Stockholder, on the other hand, that any East Stockholder’s ownership of Central Common Stock received in the Merger would be transitory. For purposes of this representation, any reference to East or Central includes a reference to any successor or predecessor of such corporation, except that East is not treated as a predecessor of Central and Central is not treated as a successor of East.

28.	Except for any publicly traded bonds issued by Central, there will be no indebtedness between any East Stockholder, on the one hand, and Central, on the other hand, at the time of the Merger, and no indebtedness will be created in favor of any East Stockholder as a result of the Merger.

29.	No East Stockholder will retain any rights in the East Common Stock acquired by Central pursuant to the Merger.

30.	Immediately after the Effective Time, the fair market value of the assets of East will exceed the sum of its liabilities plus the liabilities, if any, to which such assets are subject.

31.	East is a corporation within the meaning of Section 7701(a)(3).

32.	East is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

33.	The undersigned is authorized to make all of the representations set forth herein on behalf of East.

[REMAINDER OF PAGE LEFT BLANK]

Exhibit G - 6

East understands that Kirkland & Ellis LLP, counsel to East, has not undertaken to independently verify, and has not verified, the statements and representations set forth in this Officer’s Certificate. East recognizes that the Tax Opinion of Kirkland & Ellis LLP may not accurately describe the effects of the Merger if any of the foregoing statements or representations are not accurate in all respects. East hereby commits to immediately inform you in writing if, for any reason, any of the foregoing statements or representations ceases to be true, correct or complete prior to the Effective Time.

IN WITNESS WHEREOF, East has executed this letter on this __ day of __________, 2020.

EAST

By:
Name:
Title:

Exhibit G - 7

EXHIBIT H

Form of Central Officer’s Certificate

[Central Letterhead]

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

Ladies and Gentlemen:

In connection with the opinion (the “Opinion”) to be delivered by Kirkland & Ellis LLP (“Kirkland”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 26, 2020 by and among Devon Energy Corporation, a Delaware Corporation (“Central”), East Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Central (“Merger Sub,” together with Central, the “Central Parties”), and WPX Energy, Inc., a Delaware corporation (“East”) (the Central Parties, together with East, the “Parties,” and each, a “Party”), regarding certain U.S. federal income tax consequences of the Merger (as defined in the Merger Agreement), you have requested certain representations, warranties and covenants with respect to East, Merger Sub and Central. This officer’s certificate (the “Officer’s Certificate”) is being provided to you in response to that request. All capitalized terms used but not defined herein shall have the meaning specified, either directly or by reference, in the Merger Agreement. Except as otherwise provided, all “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”) and all “Treasury Regulations Section” references are to the Treasury regulations promulgated under the Code.

Recognizing and acknowledging that Kirkland will rely on the representations, warranties, covenants and statements set forth in this Officer’s Certificate in delivering the Tax Opinion, and that the Tax Opinion will be based on an assumption that all of the representations, warranties, covenants and statements set forth herein are true, accurate, and complete in all respects without regard to any qualification for knowledge, belief or otherwise, the undersigned officer of Central (the “Central Officer”) hereby represents and certifies, in his or her capacity as an officer of Central and not in his or her individual capacity, on behalf of Central, that, to the extent the following statements and representations relate to the Central Parties (and to the extent otherwise without reason to believe to the contrary) such statements and representations are true and correct as of the date hereof and will be true and correct at the Effective Time (as if made as of the Effective Time) and through the subsequent periods specified herein:

1.	The Central Officer is familiar with, or has relied on the knowledge of other Central officers that are familiar with, the matters set forth in this Officer’s Certificate, and has made such investigations of factual matters as the Central Officer has deemed reasonably necessary for the purpose of making the representations, warranties, covenants and statements in this Officers’ Certificate.

Exhibit H - 1

2.	The facts, representations, and warranties relating to the Merger, as described or otherwise set forth in the Merger Agreement and the registration statement on Form S-4 filed publicly by Central with the Securities and Exchange Commission on [●], as amended or supplemented through the date hereof (the “Registration Statement”), the proxy statement/prospectus included as a part of the Registration Statement (the “Proxy Statement/Prospectus”), and the other documents referred to in the Merger Agreement, the Registration Statement and the Proxy Statement/Prospectus (collectively, the “Transaction Documents”), in each case, insofar as such facts, representations, and warranties pertain to Merger Sub, Central, and their respective affiliates, are true and correct in all material respects (giving effect to the qualifications in the Disclosure Schedules).

3.	Except to the extent otherwise required pursuant to a determination (within the meaning of Section 1313(a)) or by applicable state or local income or franchise tax law, none of Central or any of its affiliates will take any position on any U.S. federal, state or local income or franchise tax return, or take any other U.S. tax reporting position, that is inconsistent with (i) the Reorganization Treatment or (ii) the representations made herein.

4.	Each of Merger Sub, Central, and the Central Subsidiaries that was or will be a party to the Merger had and will have all requisite corporate powers and authority to undertake and consummate the Merger.

5.	Each of Merger Sub, Central, and the Central Subsidiaries that was or will be a party to the Merger had or will have complied and will comply with all requirements under the relevant operating documents and local law to effect the Merger.

6.	The Merger will be consummated in accordance with the material terms and conditions of the Transaction Documents, and none of the material terms and conditions thereof have been or will be waived or modified.

7.	Neither Central nor Merger Sub is (i) a regulated investment company, (ii) a real estate investment trust, or (iii) a corporation 50 percent or more of the fair market value of whose total assets are stock and securities and 80 percent or more of the fair market value of whose total assets are assets held for investment. In making the determination described in clause (iii) above, the stock and securities of any subsidiary of a company will be disregarded and such company will be deemed to own its ratable share of such subsidiary’s assets if such company owns 50 percent or more of the combined voting power of all classes of stock of such subsidiary that are entitled to vote or 50 percent or more of the total value of all of the outstanding stock of such subsidiary. In addition, in determining the fair market value of its total assets for purposes of making this representation, Central and Merger Sub will exclude any cash and cash items (such as receivables), government securities, and any other asset acquired (through incurring indebtedness or otherwise) for the purpose of causing Central or Merger Sub not to be characterized as an entity described in clause (i), (ii), or (iii) above or causing Central or Merger Sub to meet the requirements of Section 368(a)(2)(F)(ii).

Exhibit H - 2

8.	The Merger Agreement and the transactions contemplated therein are the result of arm’s length negotiations conducted by and among the parties thereto and their respective agents and advisors. The Merger Agreement sets forth all of the rights and obligations and represents the entire understanding of the Parties regarding the Merger. There are no other material agreements, documents, understandings, or similar arrangements related to the Merger except for the Transaction Documents.

9.	The Merger will be effected for the bona fide business purposes described in the Proxy Statement/Prospectus.

10.	None of Merger Sub, Central, or any of their respective affiliates (including, after the Effective Time, East and the East Subsidiaries) is or will be a party to any oral or written agreement relating to the Merger that may cause any of the statements and representations set forth in this Officer’s Certificate to be untrue, incorrect, or incomplete in any material respect.

11.	The fair market value of the Central Common Stock to be received by each East Stockholder pursuant to the Merger Agreement will be approximately equal to the fair market value of the East Common Stock surrendered in exchange therefor (based on the respective approximate fair market value of Central Common Stock and East Common Stock prior to the execution of the Merger Agreement), as determined by arm’s length negotiations between the management of Central and the management of East.

12.	Neither Central nor any person related to Central within the meaning of Treasury Regulations Section 1.368-1(e)(3), (4), or (5) and/or Section 267(b) (a “Related Person”) (including, following the Merger, East) has any plan, intention, or obligation to redeem, reacquire, or purchase after the Merger, directly or indirectly (including through partnerships or through third parties), any Central Common Stock received by East Stockholders in the Merger, except for any plan or intention to purchase such stock on the open market as part of a repurchase program, which purchases and program satisfy the requirements of Revenue Ruling 99-58, 1999-2 C.B. 701, or pursuant to one or more accelerated share repurchase agreements (together, a “Central Stock Repurchase Program”). Acquisitions of Central Common Stock pursuant to a Central Stock Repurchase Program will not be matters negotiated by Central with East or any holders of the East Common Stock, and there is no plan or intention for any Central Stock Repurchase Program to favor participation by any holder of Central Common Stock relative to any other holder of Central Common Stock.

13.	Neither Central nor any Related Person has any plan, intention, or obligation to acquire, directly or indirectly (including, without limitation, through partnerships or through third parties), any stock of East (other than pursuant to the Merger Agreement) on or prior to the Effective Time.

14.	Neither Central nor any Related Person has any plan, intention, or obligation to make any distribution, directly or indirectly, to former East Stockholders after the Merger, other than normal pro rata dividends or distributions made to all Central Stockholders (which for purposes of this Officer’s Certificate shall include any variable pro rata dividends or distributions of the type paid by publicly traded companies in the oil and gas industry) or repurchases pursuant to a Central Stock Repurchase Program.

Exhibit H - 3

15.	Neither Merger Sub, Central nor any Related Person, directly or indirectly (including, without limitation, through partnerships or through third parties), (i) has participated, or will participate in connection with the Merger, in any purchase, sale, redemption, or other disposition or acquisition of East Common Stock or (ii) has paid or will pay, prior to, in contemplation of, or in connection with the Merger or otherwise as part of a plan of which the Merger is a part, any amount to, or on behalf of, any East Stockholder in connection with any purchase, sale, redemption, or other disposition or acquisition of East Common Stock (except, in each case of clause (i) or (ii), as set forth in the Merger Agreement or pursuant to normal pro rata dividends or distributions to all holders of Central Common Stock (which for purposes of this Officer’s Certificate shall include any variable pro rata dividends or distributions of the type paid by publicly traded companies in the oil and gas industry) or repurchases of Central Common Stock pursuant to a Central Stock Repurchase Program).

16.	Central has no plan or intention following the Merger to (i) liquidate East or Central (including a deemed liquidation from an entity classification election under Treasury Regulation Section 301.7701-3), (ii) merge East or Central with or into another corporation or entity, (iii) sell or otherwise dispose of any of the stock of East (other than a transfer contemplated by Section 368(a)(2)(C) or the Treasury Regulations thereunder, such as a contribution of the East Common Stock by Central to Central Energy Corporation (Oklahoma), a wholly-owned subsidiary of Central) or (iv) cause East to sell or otherwise dispose of any of its assets outside the ordinary course of business.

17.	Merger Sub will have no liabilities assumed by East and will not transfer to East any assets subject to liabilities in the Merger.

18.	Following the Merger, East or one or more other members of Central’s qualified group (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) will continue East’s historic business or use a significant portion of East’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d).

19.	After the Merger, the Surviving Corporation will hold (i) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by East immediately prior to the Merger and (ii) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger. For purposes of this representation, the following amounts will be treated as assets of East or Merger Sub, as applicable, held immediately prior to the Merger: amounts (i) used (or to be used) by East or Merger Sub to pay Merger expenses, (ii) paid (or to be paid) by East or Merger Sub to redeem stock, securities, warrants, or options of East as part of any overall plan of which the Merger is a part, (iii) used (or to be used) to repay debt, other than any debt that is refinanced in connection with the Merger, and (iv) distributed (or to be distributed) by East or Merger Sub to East Stockholders or Merger Sub stockholders, as applicable (except for regular, normal dividends), as part of any overall plan of which the Merger is a part. Merger Sub has not disposed of any assets prior to the Merger which disposition was made in contemplation of, or as part of, the Merger.

Exhibit H - 4

20.	Except as otherwise provided in the Merger Agreement, each of the parties to the Merger Agreement has paid and will pay only its own expenses incurred in connection with the Merger. Neither Central nor Merger Sub has paid nor will pay, directly or indirectly, any expenses incurred by any East Stockholder in connection with or in contemplation of the Merger. To the best knowledge of Central, each East Stockholder has paid and will pay its own expenses, if any, incurred in connection with the Merger, and no such expenses have been or will be reimbursed, directly or indirectly, by Central, Merger Sub or East.

21.	There is no intercorporate indebtedness existing between Central, any Central Subsidiary or Merger Sub (or any of their respective subsidiaries), on the one hand, and East or any East Subsidiary, on the other hand, that was issued or acquired, or will be settled, at a discount.

22.	The payment of cash in lieu of issuing fractional shares of Central Common Stock to East Stockholders is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained-for consideration. With the possible exception of East Stockholders who hold through multiple brokers or multiple accounts, no East Stockholder will receive cash in an amount equal to or greater than the value of one full Central Share.

23.	No liabilities of any East Stockholder have been or will be assumed by Central, Merger Sub, East or any Related Person, nor will any East Common Stock be acquired subject to any liabilities. For purposes of this representation, if any East Common Stock is exchanged for cash or other property originating with Central, such East Shares will be treated as acquired by Central in the Merger.

24.	Immediately before the Effective Time, Central will own all of the stock of Merger Sub and will be in control of Merger Sub within the meaning of Section 368(c). At the Effective Time, Merger Sub will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Merger Sub (or, following the Merger, stock in East) that, if exercised, would affect Central’s retention of control of East within the meaning of Section 368(c). Merger Sub was formed solely for the purpose of engaging in the Merger contemplated by the Merger Agreement and has not owned any assets since its formation (other than assets with nominal value contributed upon formation), incurred any indebtedness for money borrowed, issued stock or any other equity to any person, or engaged in any trade or business activities or operations.

25.	Central has no present plan or intention to, following the Merger, permit East to issue additional shares of its stock that would result in Central losing control of East within the meaning of Section 368(c).

26.	Central has not (and, to the best knowledge of Central, no East Stockholder has) negotiated the direct or indirect sale, exchange, or other disposition of Central Common Stock to be issued in the Merger to Central or any Central Related Person. There is no plan, intention, understanding, or arrangement between or among Central, East or any of their respective shareholders, that any East Stockholder’s ownership of Central Common Stock received in the Merger would be transitory. For purposes of this representation, any reference to East or Central includes a reference to any successor or predecessor of such corporation, except that East is not treated as a predecessor of Central and Central is not treated as a successor of East.

Exhibit H - 5

27.	Except for any publicly traded bonds issued by Central, there will be no indebtedness between any East Stockholder, on the one hand, and Central, on the other hand, at the time of the Merger, and no indebtedness will be created in favor of any East Stockholder as a result of the Merger.

28.	No East Stockholder will retain any rights in the East Common Stock acquired by Central pursuant to the Merger.

29.	Immediately after the Effective Time, the fair market value of the assets of Central will exceed the sum of its liabilities plus the liabilities, if any, to which such assets are subject.

30.	Each of Central and Merger Sub is a corporation organized under the laws of Delaware.

31.	Neither Merger Sub nor Central is under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

32.	The undersigned is authorized to make all of the representations set forth herein on behalf of Merger Sub and Central.

[REMAINDER OF PAGE LEFT BLANK]

Exhibit H - 6

Central understands that Kirkland & Ellis LLP, counsel to East, has not undertaken to independently verify, and has not verified, the statements and representations set forth in this Officer’s Certificate. Central recognizes that the Tax Opinion of Kirkland & Ellis LLP may not accurately describe the effects of the Merger if any of the foregoing statements or representations are not accurate in all respects. Central hereby commits to immediately inform you in writing if, for any reason, any of the foregoing statements or representations ceases to be true, correct or complete prior to the Effective Time.

IN WITNESS WHEREOF, Central has executed this letter on this __ day of __________, 2020.

CENTRAL

By:
Name:
Title:

Exhibit H - 7

ANNEX I

INDEX OF DEFINED TERMS

Page No.

Acceptable Confidentiality Agreement	101
Acquisition Proposal	101
Activities	67
Affiliate	101
Agreement	1
Anti-Corruption Laws	102
Book-Entry Common Share	102
Business Day	102
CARES Act	25
Central	1
Central Acquisition Agreement	73
Central Adverse Recommendation Change	73
Central Balance Sheet	38
Central Balance Sheet Date	38
Central Benefit Plans	46
Central Board	1
Central Budget	62
Central Common Stock	3
Central Credit Agreement	102
Central Disclosure Letter	33
Central Employees	79
Central ERISA Affiliate	46
Central Excess Shares	6
Central Intervening Event	102
Central Leased Real Property	52
Central LPC Report	50
Central Material Adverse Effect	90, 102
Central Material Contracts	44
Central Notice	74
Central Notice of Change	74
Central Officer	1
Central Officer’s Certificate	85
Central Organizational Documents	34
Central Owned Real Property	52
Central Parties	1
Central Permits	40
Central Preferred Stock	35
Central Proposal	35
Central Real Property	52
Central Real Property Lease	52
Central Recommendation	1

Annex I- 1

Central Related Person	3
Central Reserve Report	50
Central Risk Policies	39
Central RSUs	35
Central SEC Documents	37
Central Stock Plans	35
Central Stock Repurchase Program	3
Central Stockholder Approval	35
Central Stockholders	1
Central Stockholders’ Meeting	69
Central Subsidiaries	3
Certificate of Merger	2
Cleanup	104
Closing	2
Closing Date	2
Code	2, 1
Confidentiality Agreement	68
Consent Solicitations	86
Contract	105
Converted RSA	78
Converted RSU	78
Converted Stock Option	77
Corporate Governance Policy	105
COVID-19	15
D&O Insurance	82
Derivative Product	105
DGCL	1
DOJ	75
DTC	105
East	1, 3, 1
East Acquisition Agreement	70
East Adverse Recommendation Change	71
East Balance Sheet	13
East Balance Sheet Date	13
East Benefit Plans	22
East Board	1
East Budget	57
East Common Stock	3
East Common Stock Trust	6
East Credit Agreement	105
East Disclosure Letter	9
East Employees	79
East ERISA Affiliate	22
East Intervening Event	105
East Leased Real Property	28
East Loan Agreement	106

Annex I- 2

East March 20 8-K/A	15
East Material Adverse Effect	89, 106
East Material Contracts	19
East Note Offers and Consent Solicitations	86
East Notice	71
East Notice of Change	72
East NSAI Audit Report	26
East Officer	1
East Officer’s Certificate	85
East Organizational Documents	10
East Owned Real Property	28
East Permits	16
East Preferred Stock	11
East Real Property	28
East Real Property Lease	28
East Recommendation	1
East Reserve Report	25
East Risk Policies	14
East RSA	78
East RSU	77
East SEC Documents	13
East Stock Certificate	4
East Stock Option	77
East Stock Plans	11
East Stockholder Approval	10
East Stockholders	1
East Stockholders’ Meeting	69
East Subsidiaries	3
Economic Sanctions/Trade Laws	108
EDGAR	108
Effective Time	2
Employees	79
Encumbrance	108
Enforceability Exceptions	10
Entity	109
Environmental Claim	109
Environmental Law	109
ERISA	22
ESPP	78
ESPP Exercise Date	78
Exchange Act	12
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	3
Excluded Shares	3
executive officers	109

Annex I- 3

Existing East Notes	109
Expenses	94
Felix	109
Felix Balance Sheet	109
Felix Financial Statements	15
Felix Reserve Report	26
Felix Stockholders’ Agreement	109
FFCRA	25
FTC	75
GAAP	110
Governance Period	88
Government Official	32
Governmental Entity	110
Hazardous Materials	110
HSR Act	12
Hydrocarbons	110
Indebtedness	110
Indemnified Parties	81
Intellectual Property	111
IT	30
Joint Proxy Statement	68
Kirkland	1
Knowledge	111
Labor Agreements	23
Law	111
Legal Proceeding	111
Merger	1
Merger Agreement	1
Merger Consideration	4
Merger Sub	1
Mineral Interest	111
Money-Laundering Laws	112
New Felix Registration Rights Agreement	112
New Felix Stockholders’ Agreement	112
New Plans	80
NSAI	26
NYSE	6
OFAC	108
Offers to Exchange	86
Offers to Purchase	86
Officer’s Certificate	1
Oil and Gas Leases	112
Oil and Gas Properties	112
Old Plans	80
Opinion	1
Order	113

Annex I- 4

Parties	1
Party	1
Payoff Letter	85
Permit	113
Permitted Encumbrance	113
Person	115
PPP Loan	25
Pre-Closing Period	57
Proceeding	97
Production Burdens	115
Proxy Statement/Prospectus	2
Registration Statement	37, 2
Related Person	3
Release	115
Reorganization Treatment	85
Representatives	67
Sanctions Target	115
SEC	13
Securities Act	13
Software	111
SOX	13
Stock Issuance	1
Subsequent Listing Application	84
Subsidiary	115
Superior Proposal	116
Support Agreement	2
Surviving Corporation	2
Takeover Laws	116
Tax Return	116
Taxes	116
Taxing Authority	117
Termination Date	91
Termination Fee	94
Transaction Documents	2
Transition Committee	8
Treasury Regulations	117
Treasury Regulations Section	1
Unit	117
Wells	117
Willful and Material Breach	117
Willfully and Materially Breach	117

Annex I- 5

Exhibit 10.1

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of September 26, 2020, by and among each stockholder of WPX Energy, Inc., a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Devon Energy Corporation, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and East Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged (the “Merger”) with Merger Sub, and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.10 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;

WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”); and

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, Parent has required that the Stockholders enter into this Agreement.

NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.             Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a)           Due Organization. Such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)           Authority; No Violation. Such Stockholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.

(c)           The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, in each case except as disclosed in any Schedule 13D filed by such Stockholder prior to the date hereof. Other than that certain stockholders agreement, dated as of March 6, 2020, by and among the Company, Felix Investments Holdings II, LLC, and solely for certain purposes, EnCap Energy Capital Fund X, L.P., Skye Callantine and Michael Horton (the “Stockholders’ Agreement”), none of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, other than the Stockholders’ Agreement (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Stockholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below), and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.

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(d)           Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

(e)           No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.

(f)            Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(g)           Stockholder Has Adequate Information. Such Stockholder is a sophisticated seller with respect to the Subject Shares and has adequate information concerning the business and financial condition of Parent to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in the Merger Agreement and this Agreement. Notwithstanding the foregoing, and for the elimination of doubt, such Stockholder is not waiving and is expressly preserving any claims that might arise in connection with the Registration Statement contemplated to be filed in connection with the Merger.

3

2.             Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:

(a)           Due Organization. Parent is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.

(b)           Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3.             Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:

(a)           Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote: (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Acquisition Proposal with respect to the Company; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Stockholder (and/or its Controlling Entities) shall retain at all times the right to vote all of its Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

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(b)           No Transfers. Except as provided in the last sentence of this Section 3(b), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Parent Common Stock in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(b), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Stockholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which such Stockholder retains the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period; provided that no such transaction shall (x) in any way limit any of the obligations of such Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholders to perform their obligations under this Agreement.

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(c)           Reserved.

(d)           Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(e)           Non-Solicitation. Except to the extent that the Company or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or its Board of Directors under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information relating to the Company or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company, or (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (B) requiring, intending to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement. Each Stockholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to the Company. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.4 of the Merger Agreement.

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4.             Additional Covenants of the Parties.

(a)           On or prior to the Closing Date, the Stockholders shall take all actions as may be necessary to (A) enter into (i) the stockholders agreement, substantially in the form attached hereto as Exhibit A (the “New Stockholders Agreement”), effective as of the Closing Date and (ii) the registration rights agreement, substantially in the form attached hereto as Exhibit B (the “New Registration Rights Agreement”), effective as of the Closing Date and (B) terminate that certain registration rights agreement, dated as of March 6, 2020, by and among the Company, Felix Investments Holdings II, LLC and the other holders from time to time parties thereto.

(b)           On or prior to the Closing Date, the Parent shall take all actions as may be necessary to enter into (i) the New Stockholders Agreement, effective as of the Closing Date and (ii) the New Registration Rights Agreement, effective as of the Closing Date.

5.             Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

6.             Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (z) otherwise materially adversely affects the interests of such Stockholder; (d) the mutual written consent of the parties hereto and (e) the Termination Date. In the event of termination of this Agreement pursuant to this Section 6, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

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7.            General Provisions.

(a)           Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)           Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i)            If to the Stockholders, to:

EnCap Investments L.P.

1100 Louisiana, Suite 4900

Houston, Texas 77002

Facsimile: (713) 659-6130

Attention:       Douglas E. Swanson, Jr.

Email:            dswanson@encapinvestments.com

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With copies (which shall not constitute notice) to:

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention:           W. Matthew Strock; Doug McWilliams
Facsimile:           (713) 615-5650; (713) 615-5725
Email:                  mstrock@velaw.com; dmcwilliams@velaw.com

(ii)            If to Parent, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention:           Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email:                 Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana St., Suite 6800

Houston, TX 77002

Attention:           Frank E. Bayouth

Email:                 Frank.Bayouth@skadden.com

(c)           Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 26, 2020.

(d)           Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

(e)           Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

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(f)            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

(g)           Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

(h)           Waiver.

(i)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(ii)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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(i)            Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j)            Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Stockholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

(k)           Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) the Company and any of its Subsidiaries or (ii) any portfolio company of EnCap Investments L.P. or its affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity.

8.             Stockholder Capacity. Each Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.

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9.             Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 9 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

10.           No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct the Stockholders in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Devon Energy Corporation

By:	/s/ David A. Hager
	Name:	David A. Hager
	Title:	President and Chief Executive Offer

Signature Page to Support Agreement

Felix Investments Holdings II, LLC

By:	/s/ John D. McCready
	Name:	John D. McCready
	Title:	Chief Executive Officer

Felix Energy Investments II, LLC

By:	/s/ John D. McCready
	Name:	John D. McCready
	Title:	Chief Executive Officer

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
	Name:	Douglas E. Swanson, Jr.
	Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
	Name:	Douglas E. Swanson, Jr.
	Title:	Managing Director

Signature Page to Support Agreement

Schedule A

Name of Stockholder	No. Shares of Company Common Stock
Felix Investments Holdings II, LLC	152,910,532
Felix Energy Investments II, LLC	*
EnCap Energy Capital Fund X, L.P.	*
EnCap Partners GP, LLC	*

* Felix Energy Investments II, LLC, EnCap Energy Capital Fund X, L.P. and EnCap Partners GP, LLC share voting and dispositive power over the shares of Company Common Stock held by Felix Investments Holdings II, LLC as further described in the Schedule 13D filed March 16, 2020.

Exhibit A

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of [●], 2020, is entered into by and among Devon Energy Corporation, a Delaware corporation (the ”Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the ”Investor”) and, solely for purposes of Section 2.1 and Section 5.10, EnCap Energy Capital Fund X, L.P. (“EnCap”).

WHEREAS, the Investor and WPX Energy, Inc., a Delaware corporation (“East”), have completed the transactions contemplated by that certain Securities Purchase Agreement, dated as of December 15, 2019, pursuant to which, among other things, the Investor received 152,910,532 shares of East’s common stock, par value $0.01 per share;

WHEREAS, the Company and East have and will effect the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 26, 2020 (the “Signing Date”), pursuant to which, among other things, the Investor has received  [●] shares (the “Issued Shares”) of the Company’s common stock, par value $0.10 per share (“Common Stock”); and

WHEREAS, in connection with, and effective upon, the date of the closing of the transactions contemplated by the Merger Agreement (the “Closing Date”), the Company and the Investor desire to enter into this Agreement to set forth certain understandings among themselves.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1             Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement.

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The term “Beneficially Own” shall have a correlative meaning. For the avoidance of doubt, for purposes of this Agreement, the Investor is deemed to Beneficially Own the shares of Common Stock owned by it notwithstanding the fact that such shares are subject to this Agreement.

“Board” means the Board of Directors of the Company.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Governance Committee” means the Governance Committee of the Board.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Investor Director” means the person listed on Exhibit A hereto, or any other person designated to replace such person in accordance with the terms hereof.

“Investor Group” means the Investor and each of its Affiliates; provided, however, that for purposes of this definition of Investor Group, neither the Investor nor its Affiliates shall be considered to be an Affiliate of the Company or any person Controlled by the Company.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Necessary Action” means, with respect to a specified result, any and all actions necessary to cause such result, including but not limited to executing any and all agreements and instruments that are required to achieve such result and making, or causing to be made, with any and all Governmental Entities, all filings, registrations or similar actions that are required to achieve such result (but solely to the extent such actions are permitted by Law).

“Non-Affiliated Directors” means a director who qualifies as “independent” under the rules of the New York Stock Exchange or the rules of such other national securities exchange on which the Common Stock is then listed or trading and who is not the Investor Director.

“Organizational Documents” means the Company’s certificate of incorporation, bylaws and certificates of designations, each as amended from time to time in accordance with its terms.

“Permitted Transferee” means (i) any direct or indirect member of the Investor who receives shares of Common Stock as a result of a distribution of Common Stock by the Investor (or any subsequent distribution of such shares of Common Stock by any such direct or indirect member of Investor) and (ii) any Affiliate of the Investor.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

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“SEC” means the United States Securities and Exchange Commission.

“Subject Policy” means each policy of the Board in place as of the Signing Date that was in effect and applicable to the other directors (a copy of which was provided to the Investor on or prior to the Signing Date or was available on the Signing Date on EDGAR or the Company’s website at www.devonenergy.com), each subsequent policy of the Board required by Law that is in effect and applicable to all Non-Affiliated Directors, and each other subsequent policy of the Board unless such policy would have the effect of excluding the Investor Director named on Exhibit A from serving on the Board.

Section 1.2             Rules of Construction.

(a)           Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Articles and Sections refer to articles and sections of this Agreement; (iii) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any Law or statute shall include all rules and regulations promulgated thereunder, and references to any Law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable Law or statute; (viii) references to any Person include such Person’s successors and permitted assigns; and (ix) references to “days” are to calendar days unless otherwise indicated.

(b)           The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(c)           This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted.

Article II

REPRESENTATIONS AND WARRANTIES

Section 2.1             Representations and Warranties. Each party hereto represents and warrants to the other party as follows: (i) such party has full legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement; (ii) this Agreement has been duly executed and delivered by such party and the execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated by this Agreement have been duly authorized by all Necessary Action on the part of such party and no other actions or proceedings on the part of such party are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement; (iii) this Agreement constitutes the valid and binding agreement of such party, enforceable against such party in accordance with its terms; and (iv) the execution and delivery of this Agreement by such party does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement will not, conflict with or violate any Laws or agreements binding upon such party, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except, with respect to the Company, for filings with the SEC by the Company.

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Article III

COVENANTS

Section 3.1             Designee.

(a)            On the Closing Date, the Company will take all Necessary Action to cause the Investor Director listed in Exhibit A hereto to be appointed to the Board.

(b)           From and after the Closing Date until the Board Designation Expiration Date, the manner for selecting nominees for election to the Board will be as follows, subject to Section 3.4:

(i)            In connection with each annual or special meeting of stockholders of the Company at which directors are to be elected (each such annual or special meeting, an “Election Meeting”), the Investor shall have the right to designate for nomination one (1) Investor Director during any time that the Investor Group Beneficially Own, and have collectively Beneficially Owned at all times from the Closing Date through such Election Meeting, at least ten percent (10%) of the outstanding shares of Common Stock.

(ii)            The Investor shall give written notice to the Governance Committee of the Investor Director no later than the date that is ninety (90) days before the first anniversary of the date that the Company’s annual proxy for the prior year was first mailed to the Company’s stockholders and the Investor shall provide, or cause such individual to provide, to the Company, such information about such individual and the nomination to the Company at such times as the Company may reasonably request in order to ensure compliance with the applicable stock exchange rules and the applicable securities Laws, and to enable the Board of any committee thereof to make determinations with respect to the qualifications of the individual to be the Investor Director (the “Required Information”); provided, however, that if the Investor fails to give such notice or the Required Information in a timely manner, then the Investor shall be deemed to have nominated the incumbent Investor Director in a timely manner. The Investor shall also provide to the Company, upon reasonable request from the Company and in connection with providing the Required Information, evidence reasonably satisfactory to the Company that the Investor Group collectively Beneficially Own the number of shares of Common Stock that would be required to designate the Investor Director pursuant to this Section 3.1(b) then serving on the Board or then being designated to the Board in connection with an Election Meeting, as applicable.

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(c)           From and after the Closing Date until the Board Designation Expiration Date, the Company shall take all Necessary Actions to cause the Board to include the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) and otherwise to reflect the Board composition contemplated by Section 3.1, including the following: (i) at each Election Meeting, include (x) the Investor Director entitled to be designated by the Investor pursuant to Section 3.1(b) in the slate of nominees recommended by the Board to the Company’s stockholders for election as directors, (ii) to solicit proxies in order to obtain stockholder approval of the election of the Investor Director, including causing officers of the Company who hold proxies (unless otherwise directed by the Company stockholder submitting such proxy) to vote such proxies in favor of the election of such Investor Director and (iii) to cause the Investor Director to be elected to the Board, including recommending that the Company’s stockholders vote in favor of the Investor Director in any proxy statement used by the Company to solicit the vote of its stockholders in connection with each Election Meeting.

(d)           If at any time the Investor Director is serving on the Board when the Investor is not entitled to designate an Investor Director pursuant to Section 3.1(b), then unless otherwise requested by the Board by action of the Non-Affiliated Directors, the Investor shall promptly (and in any event prior to the time the Board next takes any action, whether at a meeting or by written consent) cause such Investor Director to resign from the Board.

(e)           On the earliest to occur of (the “Board Designation Expiration Date”) (i) the Investor Group collectively Beneficially Owning less than ten percent (10%) of the outstanding shares of Common Stock and (ii) such date that the Investor delivers a written waiver of its rights under this Section 3.1 and Section 3.2 to the Company (which shall be irrevocable) the Investor will have no further rights under this Section 3.1 or Section 3.2.

(f)            For the avoidance of doubt and subject to Section 3.5 and Section 3.7, the right granted to Investor to designate a member of the Board is additive to, and not intended to limit in any way, the rights that the Investor may have to nominate, elect or remove directors under the Organizational Documents or Delaware General Corporation Law.

Section 3.2            Vacancies. Subject to Section 3.1 and Section 3.4, if at any time there is no Investor Director serving on the Board and the Investor is entitled to designate an Investor Director pursuant to Section 3.1(b), whether due to the death, resignation, retirement, disqualification or removal from office as a member of the Board of the Investor Director or otherwise, the Board shall take all Necessary Action required to fill the vacancy resulting therefrom with such replacement designated by the Investor as promptly as practicable. In furtherance thereof, the Company and the Board shall use its reasonable best efforts, if requested by the Investor on a timely basis, to fill such vacancy prior to the time the Board next takes action on any other matter.

Section 3.3            Compensation; Indemnification. The Investor Director shall be entitled to the same expense reimbursement and advancement, exculpation and indemnification in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which the Investor Director is a member, if any, in each case to the same extent as the other members of the Board. The Investor Director shall be also entitled to any retainer, equity compensation or other fees or compensation paid to the non-employee directors of the Company for their services as a director, including any service on any committee of the Board.

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Section 3.4            Selection of the Investor Director; Committees.

(a)           The Investor Director’s service as a member of the Board must be reasonably acceptable to the Governance Committee. The parties hereto agree that the person listed on Exhibit A to this Agreement is qualified for service pursuant to the foregoing sentence. Subject to applicable Law and stock exchange rules, until the Board Designation Expiration Date, the Investor Director shall be appointed to serve on the Governance Committee, subject to any limitations imposed by Law or stock exchange rules (including with respect to director independence requirements).

(b)           Notwithstanding anything to the contrary herein, the Investor shall not be entitled to designate any Investor Director pursuant to Section 3.1(a) to the Board if the Board or a committee thereof reasonably determines that (i) the election of such Investor Director to the Board would cause the Company to not be in compliance with applicable Law or (ii) such Investor Director has been involved in any of the events that would be required to be disclosed in a registration statement on Form S-1 pursuant to Item 401(f)(2)-(8) of Regulation S-K under the Securities Act of 1933 or is subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company. In any such case described in clauses (i) or (ii) of the immediately preceding sentence, the Investor shall withdraw the designation of such proposed Investor Director, and, subject to the requirements of this Section 3.4(b) be permitted to designate a replacement therefor (which replacement Investor Director will also be subject to the requirements of this Section 3.4(b)). The Company hereby agrees that the Investor Director listed on Exhibit A to this Agreement would not be prohibited from serving on the Board pursuant to clause (i) of the first sentence of this Section 3.4(b).

(c)            Subject to Section 3.7, the Board may impose as a condition to the Investor Director serving on the Board that such Investor Director agree to, and be subject to, each Subject Policy. For the avoidance of doubt, no Subject Policy shall modify any of the rights and obligations of the parties to this Agreement, the Registration Rights Agreement between the parties dated as of the date hereof, the Merger Agreement or any other agreement entered into between the parties in connection with the transactions contemplated by the Merger Agreement.

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Section 3.5             Lock-up. The Investor shall not, without the prior written consent of the Company, during the period commencing on the Closing Date and continuing for one hundred and eighty (180) days after the Closing Date (the “Lock-up Period”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Issued Shares, or otherwise transfer or dispose of, directly or indirectly, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issued Shares (any such transaction described in clause (a) or (b) above, a “Transfer”). Notwithstanding the foregoing, the restrictions set forth in this Section 3.5 shall not apply to (i) Transfers involving in the aggregate no more than [●]1 shares of Common Stock (as appropriately adjusted for any stock split, stock dividend or similar transaction), (ii) Transfers to Permitted Transferees; provided, however, that if such Permitted Transferee is EnCap or any of its Controlled Affiliates, EnCap or such Controlled Affiliate must agree in an executed written agreement (a copy of which will be delivered to the Company) for the benefit of the Company to be bound by the terms of this Section 3.5 prior to such Transfer or distribution, as applicable, and that any Permitted Transferee that is an Affiliate of EnCap and does not otherwise qualify as a Permitted Transferee shall also agree that such Person shall Transfer such shares of Common Stock back to EnCap if, during the Lock-Up Period, such Person ceases to be an Affiliate of EnCap, or (iii) any Transfers made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended by the Board or a committee thereof. Notwithstanding the foregoing, EnCap shall not be entitled to distribute shares of Common Stock to its limited partners during the Lock-Up Period. In connection with any Transfer to a Permitted Transferee, the Company agrees to not take any action that would cause such Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law (“Takeover Laws”), and, at the request of the Investor, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transfer from the Takeover Laws of any state that purport to apply to such transaction.

Section 3.6             Waiver of Corporate Opportunities. It is hereby acknowledged that members of the Investor Group participate in, and own and will own substantial equity interests in other entities (existing and future) that participate in, the energy industry (“Portfolio Companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those Portfolio Companies. Any individual who serves as the Investor Director may also serve as an employee, partner, officer, director, or member of the Investor Group or Portfolio Companies and, at any given time, members of the Investor Group or Portfolio Companies may be in direct or indirect competition with the Company and/or its subsidiaries. The Company waives, to the maximum extent permitted by Law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the Investor Group or Portfolio Companies or the Investor Director. As a result of such waiver, no member of the Investor Group or Portfolio Companies, nor the Investor Director, shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of the Company or any of its subsidiaries; (B) acquiring assets in the same or similar areas of operation and lines of business of the Company; (C) investing in, owning or disposing of any (public or private) interest in any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries (including any member of the Investor Group, a “Competing Person”); (D) developing a business relationship with any Competing Person; or (E) entering into any agreement to provide any service(s) to any Competing Person or acting as an officer, director, member, manager or advisor to, or other principal of, any Competing Person, regardless (in the case of each of clauses (A) through (E)) of whether such activities are in direct or indirect competition with the business or activities of the Company or any of its subsidiaries (the activities described in clauses (A) through (D) are referred to herein as “Specified Activities”). To the fullest extent permitted by Law, the Company hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being notified of or offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any member of the Investor Group or Portfolio Companies or the Investor Director. Nothing in this Section 3.6 shall be construed to limit or waive any right of the Company or any of its subsidiaries pursuant to any express written agreement between the Company and/or one or more of its subsidiaries, on the one hand, and any member of the Investor Group, any Portfolio Company, or any of their respective employees, partners, officers, directors or members, on the other hand.

1        Note to Draft: To be equal to 1/3 of the Issued Shares.

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Section 3.7             Amendment to Organizational Documents. The Company shall not amend, or propose to amend, the Organizational Documents in any manner that is inconsistent with or would nullify or supersede any of the terms of this Agreement or would prevent any party hereto from complying with its obligations hereunder unless such proposed amendment is approved by the Investor.

Article IV

TERMINATION

Section 4.1             Termination. This Agreement (except with respect to the rights and obligations under Section 3.6 hereof, which shall not be terminable) shall terminate upon the earliest to occur of (a) the last to occur of (i) the Board Designation Expiration Date and (ii) the expiration of the Lock-up Period, (b) the Investor and its Permitted Transferees ceasing to own any shares of Common Stock or (c) the mutual written consent of the parties. Notwithstanding the foregoing, the rights and obligations provided under Section 5.10 shall terminate upon the one-year anniversary of the Board Designation Expiration Date.

Article V

MISCELLANEOUS

Section 5.1             Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice). Notices will be deemed to have been duly given hereunder if (a) personally delivered, when received, (b) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (c) mailed by registered or certified mail, five business days after the date on which it is so mailed, and (d) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day and the receiving party affirmatively acknowledges receipt, otherwise, on the next business day.

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(a)	If to the Company, to:

Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, Oklahoma 73102
Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger
Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com;
Edward.Highberger@dvn.com

If to the Investor, to:

(b)	Felix Investments Holdings II, LLC

1530 16th Street
Suite 500
Denver, Colorado 80202
Attention: John D. McCready
E-mail: johnm@felix-energy.com

(c)	If to EnCap, to:

EnCap Energy Capital Fund X, L.P.
1100 Louisiana Street
Suite 4900
Houston, Texas 77002
Attention: Douglas E. Swanson, Jr.
E-mail: dswanson@encapinvestments.com

Section 5.2             Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.3             Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

Section 5.4             Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

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Section 5.5            Further Assurances.

(a)           Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

(b)           In the event that the Company or any of its successors or permitted assigns engage in a merger, consolidation, equity security exchange or similar transaction in which the Common Stock is converted into or exchanged for equity securities in another entity, the Company (or such successor or permitted assign) shall cause such other entity to enter into an agreement with the Investor that provides the Investor with rights substantially similar to those provided hereunder.

Section 5.6             Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at Law would be adequate.

Section 5.7             Consent To Jurisdiction. With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by Law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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Section 5.8            Amendments; Waivers.

(a)           No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 5.9             Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Investor may assign any of its rights hereunder to any of its Affiliates to the extent such Affiliate is Transferred Common Stock not in violation of the terms of this Agreement and provided any such Affiliate execute a joinder to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 5.10           Confidentiality. Each of the Investor and EnCap shall hold, and cause its Affiliates and its and their respective directors, managers, officers, employees, agents, consultants, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure), all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company, East or any of their respective subsidiaries furnished to it or the Investor Director by or on behalf of the Company, East or any of their respective subsidiaries (except to the extent that such information can be shown by the party receiving such Information to have been (a) previously known by such party from other sources; provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party, (b) in the public domain through no violation of this Section 5.10 by such party or (c) later lawfully acquired from other sources by the party to which it was furnished), and no such party shall release or disclose such Information to any other person, except its Representatives (excluding, for the avoidance of doubt, any Portfolio Company, unless such Portfolio Company enters into a joinder agreement with the Company), or use such Information other than in connection with evaluating and taking actions with respect to such Person’s ownership interest in the Company. The Company acknowledges and agrees that the Investor and EnCap may, in the ordinary course of their respective businesses, evaluate investments in the energy industry and that they are actively seeking to invest in energy related projects in a variety of areas, including the provision of fresh water and disposal of produced water in connection with oil and gas exploration and development operations. The Company understands that the Investor, EnCap and the Investor Director will retain certain mental impressions of Information, which are indistinguishable from generalized industry knowledge. Accordingly, the Company agrees that, subject to the terms of this Agreement, the Investor, EnCap and the Investor Director are not precluded from pursuing investments solely because of such retained mental impressions. Notwithstanding any provision of this Agreement to the contrary, no provision of this Agreement shall apply to any action taken independently by any Portfolio Company so long as the Investor or EnCap has not provided such Portfolio Company with any Information. For purposes of clarification, no such Portfolio Company shall be deemed to have been provided with Information solely as a result of the Investor, EnCap, any Investor Director or any Representative (whether such Person has been provided with or has knowledge of Information) serving on the board of such Portfolio Company (provided that such board member does not use Information in connection with the business of such Portfolio Company).

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Devon Energy Corporation

By:
Name:
Title:

Felix Investments Holdings II, LLC

By:
	Name:	John D. McCready
	Title:	Chief Executive Officer

Accepted and acknowledged, solely for purposes of Section 2.1, Section 3.5, Section 3.7 and Section 5.10 in this Agreement:

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
General Partner of EnCap Energy
Capital Fund X, L.P.

By:	EnCap Investments L.P.,
General Partner of EnCap Equity Fund
X GP, L.P.

By:	EnCap Investments GP, L.L.C.,
General Partner of EnCap Investments L.P.

By:
	Name:	Douglas E. Swanson, Jr.
	Title:	Managing Partner

EXHIBIT A

INITIAL INVESTOR DIRECTOR

1.	D. Martin Phillips

Exhibit B

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2020, is by and among Devon Energy Corporation, a Delaware corporation (the “Company”), Felix Investments Holdings II, LLC, a Delaware limited liability company (the “Investor”), and the other Holders (as defined below) from time to time parties hereto.

RECITALS:

WHEREAS, the Investor, the other Holders from time to time parties thereto and WPX Energy, Inc., a Delaware corporation (“East” and together with the Investor and the other Holders from time to time parties thereto, the “East RRA Parties”) are party to that certain Registration Rights Agreement, dated as of March 6, 2020 (the “East Registration Rights Agreement”), pursuant to which, among other things, East provided certain registration rights to the Holders of East Common Stock (as defined below) issued to the Investor pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 15, 2019, between East and the Investor;

WHEREAS, the Company and East have entered into that certain Agreement and Plan of Merger, dated as of September 26, 2020, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and East, pursuant to which, among other things, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into East (the “Merger”), which will survive as a wholly-owned subsidiary of the Company, and the shares of East Common Stock will be converted into shares of common stock, par value $0.10 per share, of the Company (the “Common Stock”);

WHEREAS, in connection with, and effective upon, the date of the closing of the Merger (the “Closing Date”), the Company has issued to the Investor the Issued Shares (as defined below) and all of Investor’s shares of East Common Stock were canceled in accordance with the terms of the Merger Agreement;

WHEREAS, in connection with the closing of the Merger, the Company is granting to the Investor and the other Holders from time to time parties hereto, certain registration rights with respect to the Issued Shares, as set forth in this Agreement; and

WHEREAS, in connection with, and effective upon, entering into this Agreement, the East RRA Parties are entering into that certain termination agreement, dated the date hereof, pursuant to which the East RRA Parties agreed to terminate the East Registration Rights Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

Article I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means (a) as to any Person, other than an individual Holder, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and (b) as to any individual, (i) any Relative of such individual, (ii) any trust whose primary beneficiaries are one or more of such individual and such individual’s Relatives, (iii) the legal representative or guardian of such individual or any of such individual’s Relatives if one has been appointed and (iv) any Person controlled by one or more of such individual or any Person referred to in clauses (i), (ii) or (iii) above. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the introductory paragraph.

“ASR Filing” has the meaning set forth in Section 2.1(a).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Closing Date” has the meaning set forth in the recitals.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.4(c)(i).

“East” has the meaning set forth in the recitals.

“East Common Stock” means the common stock of East, $0.01 par value per share.

“East Registration Rights Agreement” has the meaning set forth in the recitals.

“East RRA Parties” has the meaning set forth in the recitals.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Felix Closing Date” means March 6, 2020.

“Holder” means any record holder of Registrable Securities.

“Holders Securities” has the meaning set forth in Section 2.2(c)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Investor” has the meaning set forth in the introductory paragraph.

“Issued Shares” means the number of shares of Common Stock issued to the Investor pursuant to the terms of the Merger Agreement.

“Losses” has the meaning set forth in Section 3.1.

“Majority Holders” shall mean, at any time, the Holder or Holders of more than fifty percent (50%) of the Registrable Securities at such time.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger Agreement” has the meaning set forth in the recitals.

“Opt-Out Notice” has the meaning set forth in Section 2.4(b).

“Permitted Transferee” of a Holder means (i) any Affiliate of the Holder or (ii) any direct or indirect partner, shareholder or member of the Holder or any trust, family partnership or family limited liability company, the sole direct or indirect beneficiaries, partners or members of which are the Holder or Relatives of the Holder.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.4(a).

“Piggybacking Holder” has the meaning set forth in Section 2.4(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

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“Registrable Securities” shall mean (a) the Issued Shares and (b) any securities issued or issuable with respect to the Issued Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such share has been disposed of pursuant to an effective Registration Statement, (ii) such share has been disposed of under Rule 144 or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act or (iii) such shares are freely tradeable by the Holder thereof without volume or other limitations or requirements under Rule 144 and such Holder and its Affiliates collectively hold less than 5% of the outstanding shares of Common Stock.

“Registration Expenses” means all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., fees of transfer agents and registrars, and the reasonable fees and disbursements of one special legal counsel to represent the Investor in an applicable Shelf Underwritten Offering or Piggyback Underwritten Offering not to exceed $25,000 per Shelf Underwritten Offering or Piggyback Underwritten Offering, but excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Relative” means, with respect to any natural person: (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

“Requesting Holder” has the meaning set forth in Section 2.2(a).

“Required Shelf Filing Date” means the 10th Business Day after the date of this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

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“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering.

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Piggybacking Holder” has the meaning set forth in Section 2.2(b).

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Shelf Underwritten Offering Request” has the meaning set forth in Section 2.2(a).

“Suspension Period” has the meaning set forth in Section 2.3.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Common Stock are sold to an underwriter for reoffer.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective Shelf Registration Statement (other than the Shelf Registration Statement) or (ii) a Registration Statement, in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

Article II

REGISTRATION RIGHTS

Section 2.1             Shelf Registration.

(a)            As soon as practicable, and in any event on or prior to the Required Shelf Filing Date, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”). If at the time of such filing, the Company is a WKSI, the Registration Statement shall be an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act (an “ASR Filing”). If the Shelf Registration Statement does not qualify as an ASR Filing, the Company shall use its commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof and, in any event, within 45 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-3 or 90 days after the date of this Agreement in the case of a Shelf Registration Statement on Form S-1. Following the effective date of the Shelf Registration Statement that is not an ASR Filing, the Company shall notify the Holders of the effectiveness of such Registration Statement.

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(b)            The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders.

(c)            The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended as promptly as practicable to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available (which Registration Statement shall also be referred to herein as the Shelf Registration Statement), for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement (as to all Holders).

(d)            When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2              Underwritten Shelf Offering Requests.

(a)            In the event that any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $100 million from such Underwritten Offering (including proceeds attributable to any Registrable Securities included in such Underwritten Offering by any Shelf Piggybacking Holders), the Company shall, at the request (a “Shelf Underwritten Offering Request”) of such Holder or Holders (in such capacity, a “Requesting Holder”), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected by the Requesting Holders holding a majority of the shares of Common Stock expected to be sold in such Underwritten Offering (and reasonably acceptable to the Company) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Requesting Holders in order to expedite or facilitate the disposition of such Registrable Securities and, subject to Section 2.2(c), the Registrable Securities requested to be included by any Shelf Piggybacking Holder (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate (i) in more than two Shelf Underwritten Offerings that are initiated by a Holder pursuant to this Section 2.2 during any 12-month period (and no more than one Shelf Underwritten Offering in any 120-day period) or (ii) in any Shelf Underwritten Offering if the Company has conducted a Shelf Underwritten Offering in the preceding 120-day period in which such Requesting Holder was eligible to exercise piggyback registration rights pursuant to Section 2.4 and was not subject to cutback pursuant to Section 2.4(c) to the number of Registrable Securities that the Requesting Holder had requested be included in the Piggyback Underwritten Offering.

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(b)            If the Company receives a Shelf Underwritten Offering Request, it will give written notice of such proposed Shelf Underwritten Offering to each Holder (other than the Requesting Holder), which notice shall include the anticipated filing date of the related Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Shelf Underwritten Offering, and of such Holders’ rights under this Section 2.2(b). Such notice shall be given promptly (and in any event not later than two Business Day following receipt of the Shelf Underwritten Offering Request); provided, that if the Shelf Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company and the Requesting Holder that the giving of notice pursuant to this Section 2.2(b) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering); and provided further, that the Company shall not so notify any such other Holder that has notified the Company (and not revoked such notice) requesting that such Holder not receive notice from the Company of any proposed Shelf Underwritten Offering. If such notice is delivered pursuant to this Section 2.2(b), each such Holder shall then have three Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.2(b) to request inclusion of Registrable Securities in the Shelf Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Shelf Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Shelf Underwritten Offering.

(c)            If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Requesting Holder of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Holders (and any other shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering) would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

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(i)           First, all Registrable Securities that the Holders requested to be included therein (the “Holders Securities”) (pro rata among the Holders based on the number of Registrable Securities each requested to be included), and

(ii)          Second, to the extent that the number of Holders Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of shares of Common Stock each requested to be included.

(d)          The Requesting Holders shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.3.

(e)          Each Holder shall have the right to withdraw their Registrable Securities from the Shelf Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw.

Section 2.3           Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay effecting a Shelf Underwritten Offering or (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a period of up to 40 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, (B) that such registration or offering would render the Company unable to comply with applicable securities laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 60 days in any 180-day period or exceed an aggregate of 90 days in any 12-month period; provided, further, that the number of days that the Company may so delay or suspend in accordance with this Section 2.3 in the 180-day period and 12-month period immediately following the Closing Date shall be reduced by the number of days after the Required Shelf Filing Date that the Shelf Registration Statement is declared or otherwise becomes effective.

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Section 2.4            Piggyback Registration Rights.

(a)          Subject to Section 2.4(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights, other than the Holders (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to each Holder, which notice shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.4(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering). If such notice is delivered to pursuant to this Section 2.4(a), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.4(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.4(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.4(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Piggybacking Holders and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)          Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.4 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)          If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering, shares of Common Stock in the following priority:

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(i)           if the Piggyback Underwritten Offering is for the account of the Company, first, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”), second, the shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the shares of Common Stock that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included);

(ii)          if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given on or prior to the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), second, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), and third, the Company Securities; or

(iii)         if the notice of a Piggyback Underwritten Offering pursuant to Section 2.4(a) is given after the third (3rd) anniversary of the Felix Closing Date, the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, first, the shares of Common Stock that such other Persons propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), second, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and third, the Company Securities.

Section 2.5           Participation in Underwritten Offerings.

(a)          In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.4, the underwriting agreement into which each Selling Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company, and the Company shall be entitled to designate counsel for the underwriters. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

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(b)         Any participation by the Piggybacking Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company or the other Persons who have registration rights, as applicable.

(c)          In connection with any Piggyback Underwritten Offering in which any Piggybacking Holder includes Registrable Securities pursuant to Section 2.4, such Piggybacking Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.5(a)), custody agreements, powers of attorney, questionnaires, and lock-ups or “hold back” agreements pursuant to which such Piggybacking Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering) and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering.

Section 2.6           Registration Procedures.

(a)          In connection with its obligations under this Article II, the Company will take all reasonably necessary action to facilitate and effect the transactions contemplated thereby, including, but not limited to, the following:

(i)           promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder or Selling Holder thereof set forth in such Registration Statement;

(ii)          furnish to each Selling Holder, without charge, such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including, without limitation, all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

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(iii)         if applicable, use its commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)        use its commercially reasonable efforts to provide to each Selling Holder and any underwriters a copy of any customary auditor “comfort” letters, legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company;

(v)         promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)        otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and shall furnish to each such Selling Holder at least the Business Day prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or prospectus;

(vii)       provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

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(viii)      in connection with the preparation and filing of any Registration Statement or any sale of Registrable Securities in connection therewith, the Company will give the Holders offering and selling thereunder, any underwriters and their respective counsels the opportunity to review and provide comments on such Registration Statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto (other than amendments or supplements that do not make any material change in the information related to the Company) (provided that the Company shall not file any such Registration Statement including Registrable Securities or an amendment thereto or any related prospectus or any supplement thereto to which such Holders or any underwriter shall reasonably object in writing), and give each of them, together with any underwriter, broker, dealer or sales agent involved therewith, such access to its books and records and such opportunities to discuss the business of the Company and its subsidiaries with its officers, its counsel, the independent public accountants who have certified its financial statements, and the independent petroleum engineers of the Company as shall be necessary, in the opinion of the Holder’s and such underwriters’ (or broker’s, dealer’s or sales agent’s, as the case may be) respective counsel, to conduct a reasonable due diligence investigation within the meaning of the Securities Act;

(ix)         use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement, and, if any such order suspending the effectiveness of such Registration Statement is issued, shall promptly use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest possible moment;

(x)          promptly notify the Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (ii) of any delisting or pending delisting of the Common Stock by any national securities exchange or market on which the Common Stock are then listed or quoted, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose;

(xi)          cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed;

(xii)        enter into such customary agreements, including but not limited to lock-up agreements by the Company (and, if reasonably requested by the Managing Underwriter(s), the Company’s directors and “executive officers” (as defined under Section 16 of the Exchange Act)) that extend through 60 days following the entrance into the corresponding underwriting agreement, and to take such other actions as the Holder or Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(xiii)        cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

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(b)          Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.6(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.6(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.6(b).

Section 2.7           Cooperation by Holders . The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.8            Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.9           Additional Rights. The Company is not currently a party to and shall not hereafter enter into any agreement with respect to its securities that in any way violates or subordinates rights granted to the Holders by this Agreement without the prior written consent of the Majority Holders.

Article III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1           Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other blue sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

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Section 3.2           Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use therein.

Section 3.3           Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding that is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties that are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

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Section 3.4            Contribution.

(a)          If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)          The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article IV

RULE 144; ASSISTANCE WITH TRANSFERS.

Section 4.1           Rule 144.

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(a)            With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(i)            make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(ii)           file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(iii)          so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 4.2     Assistance with Transfers. In connection with any sale or transfer of Registrable Securities by any Holder, including any sale or transfer pursuant to Rule 144 and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall, to the extent allowed by law, take any and all action necessary or reasonably requested by such Holder in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the Company, by (i) issuing such directions to any transfer agent, registrar or depositary, as applicable, (ii) delivering such opinions to the transfer agent, registrar or depositary as are customary for the transaction of this type and are reasonably requested by the same, and (iii) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions with respect to such Registrable Securities; provided, however, that such Holder shall deliver to the Company, in form and substance reasonably satisfactory to the Company, representation letters regarding such Holder's compliance with such rules and regulations, as may be applicable. In addition, the Company, at its sole expense, shall use commercially reasonable efforts to remove any restrictive legend on any shares of Common Stock that are Registrable Securities upon request by the Holder if (A) such shares of Common Stock are sold pursuant to an effective registration statement or (B) a registration statement covering the resale of such shares of Common Stock is effective under the Securities Act and the applicable Holder delivers to the Company a representation letter agreeing that such shares of Common Stock will be sold under such effective registration statement.

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Article V

TRANSFER OR ASSIGNMENT OF RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is (i) a Permitted Transferee or (ii) acquiring at least $100 million of Registrable Securities as determined by reference to the volume weighted average price for such Registrable Securities on any securities exchange or market on which the Common Stock are then listed or quoted for the five trading days immediately preceding the applicable determination date (the “5-Day VWAP”) and such Transferee has delivered to the Company a duly executed Adoption Agreement; provided, that a Holder’s rights under Section 2.2 and Section 2.4 may only be transferred if such Transferee is (i) an Affiliate of the Investor; or (ii) is acquiring at least $100 million of Registrable Securities as determined by the 5-Day VWAP.

Article VI

MISCELLANEOUS

Section 6.1     Termination. This Agreement shall terminate as to any Holder, when such Holder no longer owns any shares of Common Stock that constitute Registrable Securities; provided, however, that Article III shall survive any termination hereof.

Section 6.2     Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.3     Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

Section 6.4     Governing Law; Waiver of Jury Trial.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

(b)            THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

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Section 6.5     Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution for the Registrable Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6     Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

Section 6.7     Notices. All notices or other communications that are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered, (ii) sent by nationally recognized overnight courier, (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)           If to the Company, to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Jeffrey L. Ritenour; Lyndon C. Taylor; Edward Highberger

Email: Jeff.Ritenour@dvn.com; lyndon.taylor@dvn.com; Edward.Highberger@dvn.com with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana Street
Suite 6800
Houston, Texas 77002
Attention: Frank Ed Bayouth II
Email: Frank.Bayouth@skadden.com

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(b)           If to the Investor, to

Felix Investments Holdings II, LLC
1530 16th Street
Suite 500
Denver, Colorado 80202
Attention:     John D. McCready
Email:     johnm@felix-energy.com

with copies to (which shall not constitute notice):

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
Attention:     Douglas E. McWilliams and W. Matthew Strock
E-mail:     dmcwilliams@velaw.com; mstrock@velaw.com

(c)           If to any other Holders, to their respective addresses set forth on the applicable Adoption Agreement;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day, or if not sent on a Business Day, on the first Business Day thereafter, (iii) the next Business Day after delivery, if sent by nationally recognized overnight courier, and (iv) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail.

Section 6.8     Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Majority Holders. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9     Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

Section 6.10      Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

DEVON ENERGY CORPORATION

By:
Name:
Title:

Signature Page To Registration Rights Agreement

FELIX INVESTMENTS HOLDINGS II,
LLC

By:
Name: John D. McCready
Title: Chief Executive Officer

Signature Page To Registration Rights Agreement

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [●], 2020, among Devon Energy Corporation (the “Company”), Felix Investment Holdings II, LLC and the Holders party thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

2.	Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of Registration Rights Agreement, among the Company and the Holders party thereto.

3.	Agreement. Transferee (i) agrees that the shares of Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

4.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

5.	Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

Exhibit 99.1

WPX Energy, Inc. (NYSE:WPX) www.wpxenergy.com

DATE: Sept. 28, 2020

Devon Energy and WPX Energy to Combine in Merger of Equals

Creating a Leading Energy Company Focused on Generating Free Cash Flow and

Return of Capital to Shareholders

•	Merger of equals creates a leading unconventional oil producer in the U.S.

•	Builds a dominant Delaware Basin acreage position totaling 400,000 net acres

•	All-stock transaction accretive to per-share metrics in year one and maintains financial strength

•	Expect to achieve cost savings that will drive $575 million of annual cash flow improvements by YE 2021

•	Maintenance capital funding requirements in 2021 improve to $33 WTI and $2.75 Henry Hub pricing

•	Enhanced operating scale accelerates transformation to a cash-return business model

•	Combined company to implement “fixed plus variable” dividend strategy

•	Dave Hager to serve as executive chairman of the board; Rick Muncrief to serve as president and CEO

TULSA, Okla. – Devon Energy (“Devon”) (NYSE: DVN) and WPX Energy (“WPX”) (NYSE: WPX) today announced they have entered into an agreement to combine in an all-stock merger of equals transaction.

The strategic combination will create a leading unconventional oil producer in the U.S., with an asset base underpinned by a premium acreage position in the economic core of the Delaware Basin.

The combined company, which will be named Devon Energy, will benefit from enhanced scale, improved margins, higher free cash flow and the financial strength to accelerate the return of cash to shareholders through an industry-first “fixed plus variable” dividend strategy.

TRANSACTION DETAILS

Under the terms of the agreement, WPX shareholders will receive a fixed exchange ratio of 0.5165 shares of Devon common stock for each share of WPX common stock owned. The exchange ratio, together with closing prices for Devon and WPX on Sept. 25, 2020, results in an enterprise value for the combined entity of approximately $12 billion.

Upon completion of the transaction, Devon shareholders will own approximately 57 percent of the combined company and WPX shareholders will own approximately 43 percent of the combined company on a fully diluted basis.

The transaction, which is expected to close in the first quarter of 2021, has been unanimously approved by the boards of directors of both companies. Funds managed by EnCap Investments L.P. own approximately 27 percent of the outstanding shares of WPX and have entered into a support agreement to vote in favor of the transaction. The closing of the transaction is subject to customary closing conditions, including approvals by Devon and WPX shareholders.

CEO COMMENTARY

“This merger is a transformational event for Devon and WPX as we unite our complementary assets, operating capabilities and proven management teams to maximize our business in today’s environment, while positioning our combined company to create value for years to come,” said Dave Hager, Devon’s president and CEO.

“Bringing together our asset bases will drive immediate synergies and enable the combined company to accelerate free cash flow growth and return of capital to shareholders. In addition to highly complementary assets, Devon and WPX have similar values, and a disciplined returns-oriented focus, reinforcing our belief that this is an ideal business combination,” Hager added.

“This merger-of-equals strengthens our confidence that we will achieve all of our five-year targets outlined in late 2019,” said Rick Muncrief, WPX’s chairman and CEO.

“The combined company will be one of the largest unconventional energy producers in the U.S. and with our enhanced scale and strong financial position, we can now accomplish these objectives for shareholders more quickly and efficiently. We will create value for shareholders of both companies through the disciplined management of our combined assets and an unwavering focus on profitable, per-share growth,” Muncrief added.

STRATEGIC RATIONALE

•	Accelerates cash-return business model – The merger accelerates Devon’s transition to a business model that prioritizes free cash flow generation over production growth. With this highly disciplined strategy, management is committed to limiting reinvestment rates to approximately 70 to 80 percent of operating cash flow and restricting production growth to 5 percent or less annually. Free cash flow will be deployed toward higher dividends, debt reduction and opportunistic share repurchases.

•	Immediately accretive to financial metrics – The transaction is expected to be immediately accretive to all relevant per-share metrics in the first year, including: earnings, cash flow, free cash flow, and net asset value, as well as accretive to return on invested capital. The combination is also expected to enhance the company’s credit profile and decrease its overall cost of capital.

•	Maintains strong balance sheet and liquidity – The all-stock transaction ensures the combined company will retain a strong balance sheet with a pro forma net debt-to-EBITDAX ratio of 1.6x on a trailing 12-month basis and is targeting a leverage ratio of approximately 1.0x over the longer term. The combined company will also have excellent liquidity with approximately $1.7 billion of cash on hand and $3 billion of undrawn capacity on its credit facility expected at closing.

•	Increases scale and diversification – The transaction creates one of the largest unconventional oil producers in the U.S. with production of 277,000 barrels per day. The combined company will benefit from a premier multi-basin portfolio, headlined by the world-class acreage position in the Delaware Basin that is 400,000 net acres and accounts for nearly 60 percent of the combined company’s total oil production. The Delaware Basin acreage is geographically diversified between southeast New Mexico and Texas, with only 35 percent of the leasehold on federal land. The consolidated Delaware footprint provides a multi-decade inventory of high-return opportunities at combined activity levels of 17 drilling rigs. The balance of the portfolio will be diversified across high-margin, high-return resource plays in the Anadarko Basin, Williston Basin, Eagle Ford Shale and Powder River Basin.

•	Drives significant cost synergies – Cost savings from initiatives underway in the second half of 2020 and synergies resulting from the merger are expected to drive $575 million in annual cash flow improvements by year-end 2021. These cost improvements are expected to be attained through operational efficiencies, general and administrative savings and reduced financing expense. The net present value of these cost synergies over the next 5 years equates to more than $2 billion of value. The all-stock transaction structure allows shareholders of both Devon and WPX to benefit from the cost synergies and significant upside potential of the combined company.

•	Supports implementation of a “fixed plus variable” dividend strategy – With the business scaled to consistently generate free cash flow, Devon is initiating a new dividend strategy that pays a fixed dividend and evaluates a variable distribution on a quarterly basis. The fixed dividend is paid quarterly at a rate of $0.11 per share and the target payout is approximately 10 percent of operating cash flow. In addition to the fixed quarterly dividend, up to 50 percent of the remaining free cash flow on a quarterly basis will be distributed to shareholders through a variable distribution. This enhanced dividend strategy is effective immediately upon close of the transaction.

•	Shared commitment to ESG excellence – Both Devon and WPX share an uncompromising commitment to ESG leadership, employee safety and environmental responsibility. Consistent with this commitment, the combined company will pursue measurable ESG targets, including methane intensity reduction, and will have progressive actions and practices in place to advance inclusion and diversity. Further, ESG metrics will be incorporated into the compensation structure and the board will monitor ESG goals and results.

•	Combines complementary cultures – Devon and WPX share similar values and this combination is designed to optimize the strengths of both companies’ operating philosophies to drive the continued growth and success of the business.

LEADERSHIP AND HEADQUARTERS

Following the merger, the board of directors will consist of 12 members, 7 directors from Devon and 5 from WPX including the lead independent director. Dave Hager will be appointed executive chairman of the board, and Rick Muncrief will be named president and CEO.

The combined company’s executive team will include Jeff Ritenour as executive vice president and chief financial officer, Clay Gaspar as executive vice president and chief operating officer, David Harris as executive vice president and chief corporate development officer, Dennis Cameron as executive vice president and general counsel, and Tana Cashion as senior vice president of human resources. The combined company will be headquartered in Oklahoma City.

PRELIMINARY PRO FORMA 2021 OUTLOOK

Detailed forward-looking guidance for the full-year 2021 will be provided upon closing of the transaction. Based on current supply and demand dynamics, product inventory levels, and other leading economic indicators, the company expects to design capital activity plans to maintain base production.

The maintenance capital requirements to keep oil production flat in 2021 versus 2020 fourth-quarter exit rates of greater than 280,000 barrels per day is estimated at approximately $1.7 billion. Pro forma for cost synergies, these maintenance capital requirements in 2021 are estimated to be funded at $33 WTI and $2.75 Henry Hub pricing.

ADVISORS

J.P. Morgan Securities LLC is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Devon. Citi is serving as financial advisor and Kirkland & Ellis LLP is serving as legal advisor to WPX. Vinson & Elkins LLP is serving as legal advisor to EnCap Investments L.P.

CONFERENCE CALL WEBCAST AND ADDITIONAL MATERIALS

Devon and WPX will discuss this transaction today on a conference call and webcast at 7:30 a.m. Central Time (8:30 a.m. Eastern Time). Institutional investors and analysts are invited to participate in the call by dialing (833) 241-4259, or (647) 689-4210 for international calls using conference ID: 9744729.

Other interested parties, including individual investors, members of the media and employees of Devon and WPX, are encouraged to participate via webcast. The webcast may be accessed from Devon's home page at www.devonenergy.com or WPX’s home page at www.wpxenergy.com.

ABOUT THE COMPANIES

Devon Energy is a leading independent energy company engaged in finding and producing oil and natural gas. Based in Oklahoma City and included in the S&P 500, Devon operates in several of the most prolific oil and natural gas plays in the U.S. with an emphasis on achieving strong corporate-level returns and capital-efficient cash-flow growth.

WPX is an independent energy producer with core positions in the Permian and Williston basins. WPX’s production is approximately 80 percent oil/liquids and 20 percent natural gas. The company also has an infrastructure portfolio in the Permian Basin. Visit www.wpxenergy.com for more information.

# # #

WPX MEDIA CONTACT: Kelly Swan (539) 573-4944	WPX INVESTOR CONTACT: David Sullivan (539) 573-9360

DEVON MEDIA CONTACT: Lisa Adams (405) 228-1732 DEVON ESG CONTACT: Chris Kirt (405) 552-8028	DEVON INVESTOR CONTACTS: Scott Coody, (405) 552-4735 Chris Carr, (405) 228-2496

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

PARTICIPANTS IN THE SOLICITATION

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Exhibit 99.2

devon + WPXENERGY

Devon and WPX Strategic Merger of Equals

September 28, 2020

NYSE: DVN
NYSE: WPX

devonenergy.com
wpxenergy.com

+ Devon and WPX Strategic Merger of Equals September 28, 2020 NYSE: DVNdevonenergy.com NYSE: WPXwpxenergy.com

ACCRETIVE ON ALL RELEVANT FINANCIAL METRICS (Combines the best capabilities of both organizations) ACCELERATES CASH-RETURN BUSINESS MODEL (Merger enhances free cash flow generating capabilities) POWDER RIVER BASIN 24 MBOED WILLISTON BASIN 63 MBOED MAINTAINS STRONG BALANCE SHEET & LIQUIDITY ($4.7 billion of liquidity and minimal near-term debt maturities) BUILDS DOMINANT DELAWARE BASIN POSITION (400,000 net acres in the economic core of the play) DELAWARE BASIN 302 MBOED ANADARKO BASIN 90 MBOED EAGLE FORD 53 MBOED (Expect $575 million in annual savings by year-end 2021) DEVON ASSETS WPX ASSETS

ACCRETION TO SHAREHOLDERS PRO FORMA FOR YEAR-ONE SYNERGIES SIGNIFICANT FINANCIAL BENEFITS FOR SHAREHOLDERS OPERATING CASH FLOW 5%-10% IMPROVEMENT FREE CASH FLOW GENERATION >2X IMPROVEMENT (FCF YIELD: 8%) IMPROVES MAINTENANCE CAPITAL BREAKEVEN FUNDED AT $33 WTI ACCRETIVE TO CREDIT METRICS & LOWERS COST OF CAPITAL See slides 11 & 13 for financial modeling assumptions Note: Assumes $40 WTI & $2.75 Henry Hub. Figures assume cost savings are fully realized at the beginning of 2021 and maintenance capital of $1.7 billion.

TRANSACTION STRUCTURE LEADERSHIP & GOVERNANCE APPROVALS & TIMING ▪Transaction value: $12 billion (enterprise value) ▪All-stock, merger of equals transaction ▪Exchange ratio: 0.5165 shares of Devon for each share of WPX ▪Pro forma equity ownership: 57% Devon and 43% WPX ▪Combined company headquartered in Oklahoma City ▪Dave Hager to serve as executive Chairman of the board ▪Rick Muncrief to serve as President and CEO ▪Board of Directors: 7 Devon and 5 WPX ▪Unanimously approved by Devon and WPX Boards of Directors ▪Transaction subject to the approval of Devon and WPX shareholders ▪Subject to regulatory approvals and other customary closing conditions ▪Expected closing in Q1 2021

“With this strategic combination we are accelerating our transition to a CASH-RETURN business model, which moderates growth, emphasizes capital efficiencies and prioritizes cash to shareholders. These principles will position Devon to be a PROMINENT and CONSISTENT builder of economic value through the cycle.” PROGRESSIVE GROWTH STRATEGY REDUCED REINVESTMENT RATES MAINTAIN LOW LEVERAGE ▪DISCIPLINED OIL GROWTH targets: up to 5% annually ▪Growing margins through operational & corporate cost reductions ▪Targeting reinvestment rates of 70%-80% of operating cash flow ▪Disciplined returns-driven strategy to generate higher FREE CASH FLOW ▪Targeting net debt-to-EBITDAX ratio: ~1.0x ▪Strong liquidity & hedging provide substantial MARGIN OF SAFETY PRIORITIZE CASH RETURNS ▪Deploying free cash flow to dividends, debt reduction & buybacks ▪Implementing a “FIXED PLUS VARIABLE” dividend strategy (pg. 14) Dave Hager Executive Chairman Rick Muncrief President & CEO PURSUE ESG EXCELLENCE ▪Committed to delivering top-tier ESG performance ▪ESG initiatives incorporated into COMPENSATION structure

Strong liquidity with minimal near-term maturities Pro forma outstanding debt maturities over the next five years ($MM) Balance sheet strength provides competitive advantage Net debt to 2020e EBITDAX (1) $4,700 SIGNIFICANT FINANCIAL STRENGTH x Excellent liquidity ($4.7 billion) x Minimal near-term debt maturities x $1.5 billion debt reduction target 6.0x ADVANTAGED POSITION VS. PEERS TOP-QUARTILE LEV ERAGE P RO FI LE CREDIT FACILITY $3,000 4.0x PEER AVERAGE CASH $1,700 Pro Forma MINIMAL NEAR-TERM DEBT MATURITIES $43 $242 $472 $485 2.0x 0.0x Liquidity 202020212022202320242025 Industry Peers Note: Pro forma for WPX’s July 2020 settlement tender offer. Does not include proceeds from the sale of the Barnett Shale that is scheduled to close on Oct.1, 2020. (1) Consensus estimates sourced from FactSet.

Creating one of the largest unconventional oil producers in the U.S. 400 E L nterprise Value ($B)$6.4$5 Q2 2020 Oil Production (MBOD)15312 Q2 2020 Total Production (MBOED) 325 20 iquids Mix (% of production)69%77 .7 4 7% $12.1 277 532 72% 350 KEY METRICSPRO FORMA 450 300 250 200 150 100 0 OXYCOPEOG PRO FORMA PXDAPACXOMROFANGHESCLROVVPEMURXECSMPDCECPEQEPMTDR Source: FactSet consensus estimates.

▪ World-class oil resource opportunity — Stacked-pay position across 400,000 net acres — Acreage in economic core of the play — Multi-decade inventory opportunity ▪ Diversified acreage optimizes capital allocation — Highly-economic results across acreage footprint — Only ~35% of leasehold on federal land — Multi-year inventory of federal permits in hand COMBINED DELAWARE BASIN ACREAGE POSITION DELAWARE PRODUCTION P RO F I L E 60% EddyLea New Mexico Texas ▪ Enhanced scale to drive operating efficiencies — Combined activity of 17 rigs in Q2 2020 — Optimizes supply chain and capital allocation — Valuable midstream infrastructure drives cost savings Reeves Loving Ward STACKED PAY RESOURCE 400,000 NET SURFACE ACRES MULTI-DECADE INVENTORY OPPORTUNITY

Top-tier well productivity… IP BOE/Lateral foot Highest oil content… Gas-oil ratio, SCF/BBL Lower operating costs (less water disposal) Water-oil ratio, BBL/BBL DVN & WPX Focus Area DVN & WPX Focus Area DVN & WPX Focus Area IP BOE/Lateral LowHigh Gas-Oil Ratio LowHigh Water-Oil Ratio LowHigh Source: Tudor Pickering, Holt & Company

Well productivity showcases asset quality All wells drilled since 2018. Includes operators with more than 100 wells (source IHS/Devon) SUPERIOR WELL ~40% Avg. 90-Day IPs BOED, 20:1 850 700 550 400 250 100 Top 45 U.S. Producers RESULTS ABOVE PEER AVG. PEER AVG. Realizing significant capital efficiencies Drilled & completed cost per foot in Delaware Basin (excludes allocation of facility costs) $1,200 $1,000 $800 $1,065 $850 REDUCTION 34% $744 $1,200 $1,000 $800 $940 $846 REDUCTION 31% $600 $400 <$700 $600 $400 $664 <$650 $-$200 $-201820191H 2020YE 2020e

Combination to drive cost synergies by year-end 2021 Annual cost savings expected by year-end 2021 ($MM) All-In Costs (1) $100 $125 PV - 10 OF COST SAVINGS >$2 BILLION OVER THE NEXT 5 YEARS $75 $300 Savings $100 DEV O N LE G AC Y P LAN +$300 M I L L I O N U N DER W A Y (ANNOUNCED IN Q2 2020) $75 M ER G ER SYN E R G I E S $275 M I L L I O N I M P R O VE M E N T S $100 ↆ$575 MM Total Savings + Q2 2020 Run-Rate G&ALOE & GP&T Financing Costs Post Devon Legacy Plan G&A Netback Improvements (2) D&C Efficiencies Year-End 2021 Annual Run-Rate (1) Represents all expenses and capital expenditures. (2) Includes both field-level operating cost and marketing synergies.

1 2 3 4 1Protect financial strength 2Fund fixed quarterly dividend 3Maintain base production 4Generate free cash flow GREATER THAN $45 $40-$45 LESS THAN $40 WTI PRICE ASSUMES $2.75 HENRY HUB ▪Evaluate select growth projects ▪Limit reinvestment: up to 5% growth ▪Prioritize free cash flow growth ▪Variable dividend payout expands ▪Improve financial strength ▪Invest at maintenance capital levels ▪Protect liquidity & financial strength ▪Fund fixed quarterly dividend

Operations scaled to lower breakeven funding 2021e pro forma maintenance capital assumptions (1) Free cash flow at maintenance capital 2021e pro forma free cash flow sensitivities 31% OIL PRODUCTION 2020e EXIT-RATE YEAR-END 2020e UNCOMPLETED WELL INVENTORY 2021e $MAINTENANCE >280 MBOD ~130 DUCS $1.7 B (2) 32% 24% 16% $33 WTI BREAKEVEN PRICING SC E NA RI O Free Cash Flow Yield 20% FREE CASH FLOW YIELD FREE CASH FLOW YIELD $2.0 Free Cash Flow ($B) $1.0 CAPITAL NO DUC DRAWDOWN FREE CASH FLOW YIELD 8% $0.5 MAINTENANCE CAPITAL FUNDING LEVEL $33 WTI PRICE 0% $40 WTI$50 WTI Free Cash Flow Yield Free Cash Flow $60 WTI $0.0 (1)Maintenance capital is defined as investment required to keep oil production flat on an annualized basis. (2)Assumes D&C synergies are fully realized at the beginning of 2021. Note: Free cash flow represents 2021e operating cash flow less maintenance capital requirements of $1.7 billion. Assumes $2.75 Henry Hub & Mt. Belvieu is 35% of WTI. Calculation also assumes all cost savings & synergies are fully realized at the beginning of 2021. Share price as of 9/25/2020.

FIXED QUARTERLY DIVIDEND ▪Maintained at $0.11 per share ▪Target payout: up to 10% of cash flow DEBT REDUCTION PROGRAM ▪Net debt-to-EBITDAX target : ~1.0x ▪$1.5 billion debt reduction target VARIABLE DIVIDEND ▪Calculated on a quarterly basis ▪Up to 50% of excess free cash flow SHARE REPURCHASES ▪Potential for opportunistic share repurchases VARIABLE DIVIDEND STRATEGY EFFECTIVE UPON CLOSE OF TRANSACTION STEP 1: VARIABLE DIVIDEND CALCULATION Operating Cash Flow (GAAP) − Cash Capital Expenditures (GAAP) Free Cash Flow − Fixed Quarterly Dividend Excess Free Cash Flow × Up to 50% Variable Dividend STEP 2: PAID QUARTERLY IF BELOW CRITERIA MET Cash Balance: >$500 million Strong Balance Sheet & Leverage Ratios Constructive Commodity Price Outlook

Potential for significant multiple expansion 2021e EV/EBITDAX(1) HIGHLY COMPETITIVE METRICS WITH TOP PEERS 6.0x SIGNIFICANT MULTIPLE UPSIDE ~20% DISCOUNT Key Metrics Pro Forma Devon Peer Average(2) 5.0x POTENTIAL VS. PEER AVG. Peer avg. 5.1x Operating scale (market capitalization as of 9/25) $5.9B $6.9B 2020e oil production mix (% production) 52% 51% Leverage (net debt to 2020e EBITDAX)(1) 1.9x 2.5x Dividend yield (as of 9/25) 5.0% 2.5% 4.0x CATALYSTS FOR MULTIPLE EXPANSION VS. PEERS 3.0x Unique mix of scale, asset quality & financial strength Cost synergies enhance free cash flow visibility in 2021 2.0x APAPXDPEFANGCLRCXOOVVEOGMROXECPro Forma Reduces exposure to federal acreage (1)Consensus estimates sourced from FactSet. “EV” stands for enterprise value. (2)Represents same peer group as peer multiple comparison. Sourced from FactSet.

ENVIRONMENTSOCIAL & SAFETYGOVERNANCE ▪Water recycling has increased >500% since 2017 in the Delaware Basin(1) ▪Reduced methane emissions by ~20% over the past three years(2) ▪Combined company committed to further reducing METHANE INTENSITY ▪Permian Strategic Partnership provided $30 MILLION to communities in 2019(3) ▪Safety & incident rate performance consistently ABOVE INDUSTRY AVERAGE ▪Progressive actions and practices in place to advance INCLUSION & DIVERSITY ▪ESG incorporated in COMPENSATION STRUCTURE (including safety & emissions metrics) ▪BOARD-LEVEL OVERSIGHT of ESG goal-setting, performance & outreach ▪Committed to DIVERSE, INDEPENDENT, experienced and highly-skilled board HIGHLY-REGARDED ESG RATINGS For additional information please refer to Devon’s Sustainability Report & WPX’s ESG Report (1) Includes combined companies results. (2) Represents Devon’s results only. (3) Devon & WPX are both active members of this partnership.

▪Premier multi-basin portfolio ▪Disciplined returns-driven strategy ▪Delivering top-tier operating results ▪Significant financial strength & liquidity ▪Committed to returning cash to shareholders POWDER RIVER BASIN 24 MBOED DELAWARE BASIN 302 MBOED WILLISTON BASIN 63 MBOED ANADARKO BASIN 90 MBOED DEVON ASSETS WPX ASSETS

Investor Relations Contacts Scott CoodyChris Carr VP, Investor RelationsManager, Investor Relations 405-552-4735405-228-2496 Email: investor.relations@dvn.com David Sullivan VP, Investor Relations 539-573-9360 Email: WPXInvestorRelations@WPXEnergy.com Investor Notices Additional Information and Where To Find It In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102. Participants in the Solicitation Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business. In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Appendix

Dave Hager Executive Chairman Rick Muncrief President & CEO Jeff Ritenour EVP & Chief Financial Officer Clay Gaspar EVP & Chief Operating Officer David Harris EVP & Chief Corporate Development Officer Dennis Cameron EVP & General Counsel Tana Cashion SVP of Human Resources

Exhibit 99.3

[what]

CEO Email to all WPX

[subject line]

Adjusting to A New Era

[content]

I want to be the first to inform you that WPX has agreed to merge with Devon Energy. You can find more details in the joint press release. Our board unanimously supports this direction.

Creating strength takes many shapes. A year ago, a combination of WPX and Devon as equals was unthinkable. Yet, here we are following Felix, COVID, and increased competition for investor interest.

We have to be bold on behalf of our shareholders because the environment we’re in is filled with hurdles. Finding an effective way to clear them is exactly what we’re doing with this merger.

The combined company will be one of the largest and most formidable major independents in the country capable of performing exceptionally well and distinguishing ourselves in a crowded market.

WPX and Devon also share values-based cultures, which is one of the keys to integrating our businesses. It’s important to optimize the strengths and insights of both companies’ operating philosophies.

At WPX, we’ve always been pro-active and opportunistic. This time around just looks a lot different. Amassing scale, creating operational efficiencies and generating free cash flow are more important than ever.

Closing is scheduled early next year subject to certain approvals. Until closing, we remain separate companies as we work toward becoming one. Even after closing, I anticipate an integration period that could take several months.

At closing, Devon’s Dave Hager will transition his CEO role to me while he assumes the chairmanship of a new board that includes directors from both WPX and Devon.

WPX’s Clay Gaspar and Dennis Cameron will be joining me on Devon’s executive leadership team as Chief Operating Officer and General Counsel, respectively. Kevin, Angela and Bryan from our XLT will support the integration between the two companies.

The company will carry the Devon name and be based in Oklahoma City. Jobs will no doubt be impacted, the extent of which will be determined as we flesh out the new organization.

What’s best for shareholders isn’t always what’s best for the people who serve them. This is one of the difficult, painful realities that comes with navigating a market and a time like we’re in. It stings a lot.

For WPX employees whose roles may be eliminated, there’s a robust severance plan that was outlined at our spinoff in 2012 for a scenario like this where a Change In Control arises.

But keep in mind this process is just beginning. There are literally thousands of decisions to make and hundreds of conversations to hold before and after closing.

In the meantime, we have vital roles and responsibilities that are needed to keep our business running safely and smoothly. We can never compromise our character, reputation or how we do things.

Understandably, this news will jolt people at WPX and in Tulsa given the success we’ve enjoyed, the unmistakable uncertainty it brings and the momentum we had late last year.

At the time, we had just rolled out our new 5-year vision for shareholders and initiated our acquisition of Felix – creating a clear, bright and compelling path for accelerating and achieving our goals.

Investors agreed. Our share price quickly rose $3 and topped $14 per share in the weeks following the big news, a rarity in a situation where a company issues more shares to help fund a major purchase.

Our share price is down roughly 70 percent since then, primarily from the effects of decreased demand for oil and the depressed commodity prices we’ve seen for most of the year.

In my mind, oil demand and commodity prices will come back. I have no doubt. It simply takes patience and more economic recovery, just like I’ve said on our webcasts.

But what we’ve faced in 2020 made us re-examine our future and how we perceive an evolving landscape. It’s not so much about navigating a new normal as it is about finding our place in a new era.

Public companies are always working to identify risks, trends, what’s actionable and what’s accretive for shareholders. WPX is no different, and that’s how the merger of WPX and Devon came to be.

For all of us, this could be a crossroads personally and professionally. I can’t make any promises about what comes next, but I’m proud of you, this organization and what we accomplished.

We transformed WPX in a way that’s second to none in our sector, building a track record and relationships that will transcend time and change. That transformation took even more shape today.

There’s a chance our paths will continue together, diverge or even converge again in the future. We all love this industry, the benefits we bring to society, and the pleasure and privilege of playing our part.

Obviously, this news signals significant change for Tulsa, too. How that shakes out is too early to tell. I know all of us care about leaving a legacy here that is meaningful to us and for others.

In that vein, there are options for our office project downtown where construction is progressing. We’ll look at ways to leverage the property to still be an anchor benefiting Greenwood and the Arts District.

As I reflect, WPX gave me my big break, opening the door for a first-time CEO big on vision, high on ideas, and ready to roll up my sleeves. I’m still that person, ready for the next challenge.

I hope you are, too. Your experience here can be a springboard to bigger things. So hang tight. Stay determined. We’ll continue to keep you updated. There’s a lot of change ahead.

Forward-Looking Information

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. Statements regarding future drilling and production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, the volatility of oil, natural gas and NGL prices; uncertainties inherent in estimating oil, natural gas and NGL reserves; drilling risks; environmental risks; political or regulatory changes; and disruptions to general economic conditions, including disruptions attributable to pandemics such as the COVID-19 pandemic. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this report are made as of the date of this report. WPX does not undertake and expressly disclaims any obligation to update the forward-looking statements as a result of new information, future events or otherwise. Investors are urged to consider carefully the disclosure in our filings with the Securities and Exchange Commission.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed merger (the “Proposed Transaction”) of Devon and WPX, Devon will file with the SEC a registration statement on Form S-4 to register the shares of Devon Common Stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2020 Annual Meeting of Stockholders, as filed with the SEC on March 31, 2020 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Exhibit 99.4

WPX has announced plans to combine with Devon in a merger of equals. The strategic combination will make the combined company one of the largest unconventional oil producers in the U.S.

This merger offers enhanced scale, improved margins, higher free cash flow and leverages our operational strengths. Below are some answers to questions that might be on your mind.

RATIONALE

1.	Why did WPX choose to merge with Devon?

Put simply, scale. We have long respected each other and believe our two companies are highly complementary. Like us, they are Oklahoma-based and an industry-leader focused on the exploration, development and production of oil and gas. By combining our highly complementary assets across multiple basins, Devon will be a leader in the industry and the third largest oil producer in the U.S. The scale of our combined Delaware Basin acreage creates a world-class position in the region with a multi-decade inventory of high-return opportunities. Both companies also have a values-driven culture.

2.	Why didn’t we simply continue to go it alone?

There’s strength in numbers, right? That’s the case here. The industry and investor landscape are changing all around us. Doing something bold positions the combined company to compete more effectively on both fronts. What we’ve faced in 2020 made us re-examine our future and the course we needed to take to create value for shareholders. The new company can prioritize free cash flow and leverage higher margins and an expanded production base to accomplish its financial goals.

3.	I thought we were doing ok. What changed?

In a word, 2020. Prior to the impact from various challenges this year on our industry (including COVID and the Saudi/Russian price war), oil prices and the demand for the products we make, we had a lot of momentum. Our new 5-year vision for shareholders we introduced in November 2019 was well received by Wall Street. And our subsequent acquisition of Felix accelerated our ability to achieve it. However, stagnation in our stock price, consolidation in our sector, and the need to amass more scale became very apparent during the year in order to continue to retain and attract investors.

4.	Is this really a merger of equals?

Yes, although it may not feel like it given the name, the location of the headquarters and the potential impact on jobs. From a business standpoint, however, it’s logical and makes a lot of sense. It’s also a unique opportunity for two Oklahoma companies to come together to create more scale, reduce risk and find new ways to retain and attract shareholder interest. The market cap (value) for both companies was similar, and the combined company will feature leaders from both Devon and WPX on its board and its senior management team.

EMPLOYMENT

1.	What does this mean for employees?

It’s going to take some time to get clarity around the future of your role. The combined company will integrate people and processes from WPX and Devon, but jobs will be impacted – the extent of which is not yet known. WPX employees who are ultimately affected will receive a severance package from the WPX Energy Severance Pay Plan which provides extra benefits associated with a Change In Control. WPX employees in the field may be less susceptible to reductions vs. natural redundancies in both companies’ Tulsa and Oklahoma City offices.

2.	When will I know if my position will be impacted?

It’s too early to say. Please keep in mind the process of merging is just beginning and that Devon and WPX remain two separate companies until closing. However, in the upcoming weeks, a transition team will be established to identify an integration plan for each area, including potential team composition. The plan is to make as many of these decisions as possible by the time the transaction is scheduled to close. Even if a role is eliminated after closing, it’s entirely possible that you may be needed to support the integration period for several months.

3.	Will members of WPX’s management be joining the new company?

Yes. Rick is slated to be the CEO of the combined company. WPX’s Clay Gaspar and Dennis Cameron will be joining Devon’s executive leadership team, too. WPX XLT members who are not part of the combined company will still support transition efforts. Decisions regarding other levels of leadership and staffing will be made as the new organization begins to take shape.

4.	The press release mentioned G&A cost savings. Will there be reductions to Devon positions, too?

Yes, it’s very possible. Staffing decisions will be based on a thoughtful review of the capabilities and skills needed to achieve the go-forward strategic objectives. Both Devon and WPX are committed to a timely integration of the two companies with open, honest communication.

BENEFITS

1.	Are my WPX benefits still valid?

Yes, for right now. Devon and WPX remain two separate companies until the transaction closes. Our annual enrollment coming up in October is on schedule, as well.

2.	What happens to our AIP (bonus program)?

Our 2020 AIP metrics that were updated earlier this year remain in effect. Any potential payout still depends on a variety of factors, including our performance vs. our targets and the discretion of our board of directors. Other factors, including the timing of closing the merger, may also affect the amount or process by which an AIP is paid. There’s also a provision in the WPX Energy Severance Pay Plan that guarantees a minimum payout for employees whose jobs are impacted – but that may not come into play if the merger closes, as planned, in early 2021.

3.	Will the combined company base their go-forward benefits on Devon’s or WPX’s plans?

At a high level, the benefits of both companies are comparable. Detailed comparisons will take time and any potential changes will be based on market-driven, competitive benefits strategies.

4.	Will there be a change to the current Flexible Workplace practices, 9/80 schedules or working from home arrangements?

No. Devon and WPX remain two separate companies until closing. Please continue to coordinate your work arrangements with your supervisor. As previously communicated, remote work arrangements remain available to WPX employees through October 16 at this point and may be extended based on an evaluation of cases in our area.

CIVIC PRESENCE AND SUPPORT

1.	Can I still submit matching gift requests?

Yes. Our program is still available. Employees are eligible for up to $10,000 in matching gifts per year to qualified non-profits. Details and the online form are available here. There are also provisions in the merger agreement for community giving in Tulsa. Those details will be worked out during the integration process.

2.	What about our United Way campaign that’s under way?

Our community relations function will discuss options with our United Way partners, particularly the Tulsa Area United Way which is the primary recipient of our annual campaign. Obviously, the ultimate results of an employee pledge could be impacted by their employment status in 2021. One option for WPX employees to consider is doing a 1-time gift in January instead of a recurring payroll deduction throughout 2021. Any existing payroll deductions in 2020 are not impacted by the news. You can also change any 2021 pledges that you already made if you prefer to cancel a pledge or change it to a 1-time gift.

3.	What’s going to happen to our new office that we’re building in Greenwood?

Construction is progressing, with “topping out” (reaching its full height) anticipated for April. There are multiple options to leverage our project in downtown Tulsa to still create an anchor benefitting Greenwood and The Arts District. Some of these options may even arise prior to closing the merger. In the meantime, a “wrap” commemorating Black Wall Street designed by two artists is being created and will be displayed around the perimeter of the construction site starting in the fourth quarter.

4.	Will the combined company have any remaining presence in Tulsa?

The headquarters for the combined company will be in Oklahoma City. Obviously, this news signals significant change for Tulsa. How that shakes out is too early to tell, but occupying our new building is an unlikely scenario.

WHAT’S NEXT?

1.	How soon can WPX employees interact with Devon employees?

The merger is expected to close in the first quarter of 2021. Until then, both companies will continue to operate independently. WPX employees should not interact with Devon employees unless directed by a member of the transition team.

2.	What do I say if I’m asked about the transaction?

Consistent with our policy, if you receive any inquiries from the media or are confronted by a reporter in your community, please refer them to Kelly Swan at 539-573-4944. Inquiries from analysts or investors should be referred to David Sullivan at 539-573-9360. We do not have clarity for suppliers or vendors at this point regarding whether their services will be needed after the projected closing. As for social media, please review our guidance. Consider how anything you express may inadvertently represent WPX both positively or negatively. Always be respectful of others online.

3.	Where can employees obtain additional information? Who can I contact if I have more questions?

If you have any additional questions, please reach out to your leader or HR business partner. Just keep in mind they’re hearing this information for the first time, as well, and don’t have any additional details now. Also, feel free to submit questions not answered here. Additional updates and information will be posted on XSite as it becomes available.

4.	What should I focus on amidst this uncertainty?

In a nutshell, our results and each other. The financial value of this merger depends upon the ongoing execution of both companies. Our potential 2020 AIP payout also is influenced by our performance against our targets. We all still have vital roles and responsibilities that are needed to keep our business running safely and smoothly. We also care about each other, which is part of what makes WPX special. Please support each other, knowing that your colleagues may react to this news in a variety of ways. WPX also offers a 24/7 confidential Employee Assistance Program at 866-248-4094 that can provide counseling services.

Forward-Looking Information

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. Statements regarding future drilling and production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, the volatility of oil, natural gas and NGL prices; uncertainties inherent in estimating oil, natural gas and NGL reserves; drilling risks; environmental risks; political or regulatory changes; and disruptions to general economic conditions, including disruptions attributable to pandemics such as the COVID-19 pandemic. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this report are made as of the date of this report. WPX does not undertake and expressly disclaims any obligation to update the forward-looking statements as a result of new information, future events or otherwise. Investors are urged to consider carefully the disclosure in our filings with the Securities and Exchange Commission.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed merger (the “Proposed Transaction”) of Devon and WPX, Devon will file with the SEC a registration statement on Form S-4 to register the shares of Devon Common Stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2020 Annual Meeting of Stockholders, as filed with the SEC on March 31, 2020 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.